82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


01074959

REGISTRANT'S NAME Generale de Sante

*CURRENT ADDRESS 96, avenue d'Iena
75783 Paris Cedex 16, France

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5239 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 1/22/02

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

SUBJECT TO COMPLETION

PRELIMINARY OFFERING MEMORANDUM DATED JUNE 1, 2001



GÉNÉRALE DE SANTÉ

20,502,410 Ordinary Shares

€   per Share

Générale de Santé S.A. ("Générale de Santé" or the "Group") and Santé Luxembourg, its largest shareholder (the "Selling Shareholder"), are offering up to 20,502,410 ordinary shares ("Shares") of Générale de Santé in a global offering (the "Global Offering"). The Global Offering consists of (i) a public offering of up to 1,932,039 Shares in France in the form of an *offre à prix ouvert* pursuant to a separate prospectus in the French language (the "French Offering"), (ii) an international offering of up to 17,388,356 Shares to institutional investors pursuant to this Offering Memorandum (the "International Offering"), (iii) an offering of up to 654,450 Shares to qualifying employees of the Group (the "Employee Offering") and (iv) an offering of up to 615,953 Shares to qualifying physicians of the Group (the "Doctors' Offering"). The Shares offered in the Employee Offering and the Doctors' Offering are being offered at a 20% and a 15% discount, respectively, to the initial offering price. Any Shares not subscribed for in the Doctors' Offering will be reallocated to the International Offering. Générale de Santé is offering up to 9,254,450 Shares and the Selling Shareholder is offering 11,247,960 Shares. Générale de Santé will not receive any proceeds from the sale of Shares by the Selling Shareholder. The Selling Shareholder has granted the managers the right to purchase up to an additional 2,977,194 Shares to cover over-allotments.

It is currently anticipated that the initial offering price will be in the range of €19.10 to €22.30 per Share. Prior to this offering, there has been no public market for the Shares in France, the United States or elsewhere. Application has been made to list the Shares on the *Premier Marché* of Euronext Paris S.A. The Shares will not be listed on any national securities exchange or quoted in any automated interdealer quotation system in the United States.

Investing in the Shares involves risks. See "Risk Factors" beginning on page 8.

The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and are being offered and sold only (i) in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and (ii) outside the United States in compliance with Regulation S under the Securities Act. For a description of certain restrictions on resale or transfer, see "Transfer Restrictions."

The managers expect to deliver the Shares to purchasers on or about   , 2001 through the book-entry facilities of Euroclear France, Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

Joint Global Coordinators and Joint Bookrunners

Schroder Salomon Smith Barney   ABN AMRO Rothschild

Co-Lead Managers

Crédit Agricole Indosuez Lazard   UBS Warburg

, 2001

TABLE OF CONTENTS

This confidential Offering Memorandum does not constitute an offer to sell, or a solicitation of an offer to buy, any Shares offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Offering Memorandum nor any sale made hereunder shall under any circumstances imply that there has been no change in the affairs of the Group or its subsidiaries or that the information set forth herein is correct as of any date subsequent to the date hereof.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE REVISED NEW HAMPSHIRE STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

INFORMATION FOR PROSPECTIVE INVESTORS IN FRANCE

This Offering Memorandum has not been and will not be submitted to the clearance procedures of the French *Commission des Opérations de Bourse* (the "COB") and accordingly may not be distributed to the public in France or used in connection with any offer to purchase or sell any Shares to the public in France.

For the purpose of the public offering of Shares in France, a *Prospectus Préliminaire* has been prepared and has received *visa* no. 01-705, dated June 1, 2001, from the COB. Copies of the *Prospectus Préliminaire* are available at the offices of Générale de Santé at 96, avenue d'Iéna, 75783 Paris cedex 16, France.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Neither this Offering Memorandum nor any document issued in connection with the Global Offering may be issued or passed on in the United Kingdom except to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, and/or, so far as applicable, the Financial Services and Markets Act 2000, or is a person to whom such document may otherwise lawfully be issued or passed on.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold directly or indirectly in Japan except under circumstances which result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time.

This Offering Memorandum has been prepared by the Group solely for use in connection with the proposed offering of its Shares. The Group, the Selling Shareholder and the managers named herein reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than all of the Shares offered hereby. This Offering Memorandum is personal to the offeree to whom it has been delivered by the managers and does not constitute an offer to any other person or to the public in general to subscribe for or otherwise acquire the Shares. Distribution of this Offering Memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of the Group, is prohibited.

Each person receiving this Offering Memorandum acknowledges that (i) such person has not relied on the managers or any person affiliated with the managers in connection with any investigation of the accuracy of such information or its investment decision, and (ii) no person has been authorized to give any information or to make any representation concerning the Group, the Selling Shareholder or the Shares (other than as contained herein or as given or made by duly authorized officers and employees of the Group in connection with investors' examination of the Group and the terms of the Global Offering) and, if given or made, any such other information or representation should not be relied upon as having been authorized by the Group, the Selling Shareholder or the managers.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. The Shares have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

The Shares offered hereby have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Any representation to the contrary is a criminal offense in the United States. The Shares are being offered (a) in the United States only to qualified institutional buyers, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A of the Securities Act and (b) outside the United States only in "offshore transactions" as defined in, and in accordance with, Regulation S of the Securities Act. Prospective purchasers are hereby notified that sellers of the Shares may be relying on the exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A of the Securities Act. For certain restrictions on resales, see "Transfer Restrictions."

No representation or warranty, express or implied, is made by the managers as to the accuracy or completeness of the information set forth herein, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation, whether as to the past or the future. The managers have not independently verified any of such information and assume no responsibility for its accuracy or completeness.

Schroder is a trademark of Schroders Holdings plc and is used under license by Salomon Brothers International Limited.

None of the Group, the Selling Shareholder, the managers or any of their respective representatives is making any representation to any offeree or purchaser of the Shares offered hereby regarding the legality of an investment by such offeree or purchaser under appropriate legal investment or similar laws. Each investor should consult with his own advisors as to legal, tax, business and related aspects of a purchase of the Shares.

Market data and certain industry forecasts used throughout this Offering Memorandum were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified, and neither the Group, the Selling Shareholder nor the managers make any representation as to the accuracy of such information.

In connection with the offering, the Joint Global Coordinators may over-allot and Salomon Brothers International Limited may effect transactions which stabilize or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market. Such transactions may be effected on the *Premier Marché* of Euronext Paris S.A. or otherwise and shall be carried out in accordance with applicable laws and regulations. Such stabilizing, if commenced, may be discontinued at any time.

AVAILABLE INFORMATION

Générale de Santé will furnish, upon written request, to holders of Shares, any owner of any beneficial interest in any Shares or any prospective purchaser designated by such a holder or such an owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, if at the time of such request any of the Shares remain outstanding as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and Générale de Santé is neither subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act. Générale de Santé will seek to obtain an exemption pursuant to Rule 12g3-2(b) under the Exchange Act as soon as practicable after the date of this Offering Memorandum.

ENFORCEMENT OF JUDGMENTS

Générale de Santé is a *société anonyme* duly organized and existing under the laws of France and substantially all of its assets are located in France. In addition, all the directors and executive officers of the Group reside in France and substantially all of the assets of such persons are located in France. As a result, it may not be possible for investors located outside of France to effect service of process upon the Group or such persons in the home country of such investors or to enforce against them judgments obtained in non-French courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, if an original action is brought in France, predicated solely upon the United States federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought.

Any judgment obtained against Générale de Santé outside of France would be recognized and enforced by the courts of France in accordance with Article 509 of the French Code of Civil Procedure and relevant case law, if the conditions to enforcement (*exequatur*) set forth therein are satisfied, which include, *inter alia*, that (i) the foreign judgment not be inconsistent with principles of French public policy, and (ii) the courts of France not have exclusive jurisdiction over the matter. Actions for enforcement of judgments of foreign courts rendered against persons referred to above who are French persons or reside in France would require such persons to waive their right under Article 15 of the French Civil Code to be sued in France only. The Group believes that no such French persons have waived such right.

In addition, actions in courts outside of France under laws of jurisdictions other than France could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

CERTAIN TERMS AND CONVENTIONS

As used herein, the terms "Générale de Santé" and the "Group" mean Générale de Santé S.A. and its subsidiaries, except where the context suggests otherwise.

PRESENTATION OF FINANCIAL INFORMATION AND OPERATING DATA

The term "Consolidated Financial Statements" means the Consolidated Financial Statements of Générale de Santé, formerly known as Santé I SAS, at December 31, 1998, 1999 and 2000. The Consolidated Financial Statements have been audited by Salustro Reydel, Paris, France for the years ended December 31, 1998, 1999 and 2000 and Deloitte Touche Tohmatsu for the years ended December 31, 1999 and 2000. The Consolidated Financial Statements are included as part of this Offering Memorandum, commencing on page F-1.

The Consolidated Financial Statements and certain other financial, operating and statistical data relating to the Group included in this Offering Memorandum have been derived from the financial statements and records of the Group maintained in accordance with International Accounting Standards ("IAS") and applicable French laws and regulations. The Group has not prepared a reconciliation of its financial statements to U.S. generally accepted accounting principles ("U.S. GAAP") or those of other countries, and any such reconciliation could produce material differences. IAS differ in certain respects from U.S. GAAP. For a summary of certain differences between IAS and U.S. GAAP affecting the Consolidated Financial Statements, see Annex A to this Offering Memorandum.

The Group's Consolidated Financial Statements are prepared in euros ("euros" or "€"), the single currency of the participating member states in the Third Stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Community, as amended from time to time.

Générale de Santé prepares its Consolidated Financial Statements in French. The Consolidated Financial Statements included in this Offering Memorandum are a translation thereof. As a result, certain line item captions under the headings "Summary Consolidated Financial Data" and "Selected Consolidated Financial Data" may differ from the corresponding captions presented in the Consolidated Financial Statements included herein.

Certain numerical information presented in this Offering Memorandum, including percentages, may not sum due to rounding. Unless otherwise indicated, all information in this Offering Memorandum assumes that the managers have not exercised their over-allotment option to purchase additional Shares. Estimates of the net proceeds to the Group from the Global Offering assume an offering price of €20.70 per Share, the mid-point of the initial offering price range of €19.10 to €22.30 per Share.

The following are trademarks or trade names owned by or licensed to the Group that are registered or otherwise protected under the laws of various jurisdictions: "Les Templitudes;" "Les Templitudes – Domus Vivendi;" "Tiers Temps Domus Vivendi;" "Eleusis Domus Vivendi;" "Domus Vivendi – Informations;" "Thémis Domus Vivendi;" and "Ascaide".

FORWARD-LOOKING STATEMENTS

Certain statements in this document may be considered to be forward-looking statements, such as statements that include the words "anticipate," "believe," "estimate," "expect," "project," "intend," "risk," "objective," "goal" and similar expressions or variations on such expressions. Such statements are subject to certain risks and uncertainties. By their nature, certain of the disclosures are only estimates and could be materially different from what actually occurs in the future. In addition, this Offering Memorandum also contains estimates of market growth related to the French healthcare market. These estimates have been obtained from the March 2000 edition of *Informations Hospitalières*; DREES (Division of Statistics of the French Ministry of Health); report on French healthcare expenditures in 1999; FIEHP and UHP (private hospital sector trade associations); French Medical Press Association; National survey on radiotherapy in 1999; published in April 2001; the December 5, 2000 edition of the French newspaper *Les Echos*; Clininvest's website; OECD Health Data 2000; World Health Organization report for 2000; INSEE (National Institute of Statistics and Economic Studies; March 2001 edition of *INSEE Première*, n° 762); and 1999 OECD Economic Study for France. These estimates, as well as market share and revenue growth and prospects of the Group, assume that certain events, trends and activities will occur. Although Générale de Santé believes that these estimates are generally indicative of the matters reflected in those studies, these estimates are inherently imprecise, and investors are cautioned to read these estimates in conjunction with the rest of the disclosure in this Offering Memorandum, particularly "Risk Factors."

Although Générale de Santé believes that the expectations reflected in the forward-looking statements are reasonable, the Group cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: risks described under "Risk Factors," changes in corporate earnings; public budgets and contracting policies; the ability of Générale de Santé to attract patients to its hospitals; general economic conditions; inflation; deflation; movements in interest rates; equity prices; changes in French and foreign laws, regulations, and taxes; changes in competition and pricing environments; the inability to hedge certain risks economically; the Group's ability to implement acquisitions or restructurings; technological changes; changes in demographic trends; and the success of the Group in managing the risks involved in the foregoing and a number of factors described elsewhere in this Offering Memorandum.

The forward-looking statements contained in this document speak only as of the date of this Offering Memorandum, and neither Générale de Santé nor the Selling Shareholder undertake to update any forward-looking statement to reflect either Générale de Santé or events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements appearing elsewhere in this Offering Memorandum.

Overview

Générale de Santé is the leading provider of private hospital healthcare services in France in terms of market share, number of patients treated and revenues. In 2000, the Group had market share of approximately 10%, almost five times that of its nearest competitor, and provided medical care to over 1 million patients. As of March 31, 2001, Générale de Santé had 137 private healthcare facilities in France, with a capacity of 12,644 beds and day-care beds. The Group's French facilities are located throughout the nine most populated regions of France (Ile-de-France, Rhône-Alpes, Burgundy, Nord-Pas-de-Calais, Brittany, Lower Normandy, Upper Normandy, Provence-Alpes-Côte d'Azur and Aquitaine). Outside of France, Générale de Santé operates 20 facilities in Italy, Portugal, Switzerland and Canada.

In 2000, Générale de Santé generated revenues of €885 million and EBITDA of €127 million. Healthcare activities represented approximately 79% of 2000 revenues. These activities include primarily acute care (medicine, surgery and obstetrics) and also psychiatry, post-acute care and rehabilitation and oncology-radiotherapy. In addition, Générale de Santé is also involved in dependent care (approximately 8% of 2000 revenues), diagnostics (approximately 4%) and hospital services (approximately 6%). International activities represented 3% of Générale de Santé's 2000 revenues.

French Hospital Sector

In 2000, the World Health Organization ranked the French healthcare system number one worldwide in terms of quality and accessibility. The French hospital sector is highly regulated by the French state, which limits the number of hospital and day-care beds and sets overall limits on public healthcare spending. The high level of regulation makes it difficult for new operators to enter the market.

The French hospital system is split between the public and private hospital sectors and French patients have a well-established right to choose freely between the two systems. The private hospital sector offers services as diversified and complete as those offered in the public hospital sector, and a large group of independent doctors is active in the private hospital sector.

Medical care provided by both sectors is paid for by the French social security system, which covers the entire population and is funded through employee and employer contributions. The French private hospital sector is substantially more cost-effective than the French public hospital sector, with medical procedures in the private hospital sector costing on average 35% less than in the public hospital sector, according to a joint study published by two private hospital sector trade associations.

The French private hospital market is the largest private hospital market in Europe, with €7.2 billion in revenues in 1999. Approximately 75% of healthcare spending is reimbursed by the French social security system and the remainder is paid for by complementary insurance. With approximately 1,400 healthcare facilities, the French private hospital sector is highly fragmented and therefore offers significant consolidation opportunities.

Competitive Strengths

Leader in the French Private Hospital Sector. With a market share of approximately 10%, the Group has almost five times the market share of its nearest competitor and, given the diversity of its activities and its presence throughout France, is well positioned to expand in the highly fragmented French private hospital sector.

Leader in the European Private Hospital Sector. The Group is the largest private hospital operator in Europe, as measured by revenues, and is well positioned to capitalize on consolidation opportunities outside of France, particularly in Italy and Portugal where it already has a presence, and in Spain.

Experienced Management Team with a Strong Track Record. The management team, led by current Chairman and Chief Executive Officer Daniel Bour (who has been part of management since 1987) successfully carried out a leveraged buyout of the Company (the "LBO") in July 1997. Since then,

management has significantly restructured the Group and improved its profitability through consolidations, divestitures and selective closures of facilities. Management has also successfully carried out 16 significant acquisitions since 1998 and has substantially improved the management of these facilities.

Strong Relationships with both Regulatory Authorities and Physicians in Private Practice. Given its size and geographic coverage, the Group has a strong relationship with the French national and regional healthcare regulatory authorities, characterized by an ongoing dialogue on regulatory and other matters of concern to the private hospital sector.

The Group has established strong relationships with independent physicians in private practice, approximately 3,000 of which practice in the Group's facilities. Management believes it is able to attract and retain highly qualified physicians because of the Group's advanced technical facilities, the quality of its services and the reputation of its institutions.

Provider of a Comprehensive Care Solution. The Group is active in all major areas of hospital healthcare. This diversity enables the Group to better meet patient needs, respond to national and regional hospital healthcare goals and reduce its risk of exposure to regulatory and tariff changes in a single sector.

Strong Potential for Earnings Improvement. The Group's profitability has increased significantly, growing from €3 million in 1998 to €20 million in 2000. Management believes that the potential for further improvement remains strong, in particular through volume growth, further specialization, operational integration across its network and economies of scale.

Strong Potential for both Organic and External Growth. The Group has demonstrated its ability to expand its operations in the private hospital sector in France and abroad. From its creation in 1987, the Group grew rapidly into a nationwide network of hospitals and since the LBO, has experienced sustained growth. Revenues have increased from €787 million in 1998 to €885 million in 2000 and the Group has completed 16 acquisitions from January 1998 through the first quarter of 2001. Management's objective is to increase the Group's market share in the private hospital sector from 10% to 20% over the next five to ten years, both through organic growth and acquisitions.

Business Strategy

Build a "Générale de Santé" Brand

In the highly fragmented French private hospital sector, the Group aims to create a "Générale de Santé" brand synonymous with quality, safety and responsiveness.

The "Générale de Santé" name will only be attached to those of the Group's facilities certified by AFAQ, an independent French quality control association, thus ensuring that the Group's nationwide image is firmly linked with the Group's core values. The Group has made capital expenditures of €210 million between 1998 and 2000 to ensure that its facilities are among the most modern in France.

As part of its branding strategy, the Group has also adopted an innovative approach to attracting and retaining the country's best physicians. By creating discussion groups, scientific committees and other forums for the nationwide exchange of ideas and research among the leaders in different medical specializations, the Group aims both to heighten public awareness of the quality of its doctors and strengthen its relationship with its best practitioners.

Grow both Organically and through Selective Acquisitions

Maximize Usage of Existing Facilities. The Group's efforts to build a brand by improving patients' standard of care, addressing patients needs and recruiting high quality medical professionals are aimed at attracting the greatest possible number of patients at the highest possible level of care. Since the average length of hospital stay is becoming increasingly shorter with advances in medical technology and since outpatient surgery is developing rapidly, the Group's facilities have the capacity to accommodate substantially more patients than it currently treats without significant new capital expenditures.

Diversify Activities and Patient Base. Générale de Santé intends to expand the range of services it currently offers in order to better satisfy patients' medical needs. These additional services include,

among others, plastic surgery and services linked to health and emotional well-being. The Group is also planning to promote its services outside of France in order to attract foreign patients to its facilities in France. Management believes that the development of private insurance, the existence of a common body of regulations across the European Union and the strength of the Générale de Santé brand will help the Group attract increasing numbers of patients from beyond French borders.

Make Selective Acquisitions. In expanding the Group's activities, management aims to leverage its existing network and create both operational synergies and "centers of excellence" that concentrate specializations within individual facilities. The Group is currently evaluating a broad range of potential acquisitions and aims to select those that will best complement its existing network and reinforce its ability to deliver specialized care of the highest quality. Management believes that its track record of 16 acquisitions from January 1998 through the first quarter of 2001 will enable it to select acquisition targets that will serve as benchmarks for the Group's quality, efficiency and profitability.

Expand International Operations. The Group intends to build on its leading position in the European private hospital sector and to capitalize on its presence and experience in Italy and Portugal to seize opportunities for growth in these markets and in Spain. The Group expects to expand internationally both through acquisitions and by entering into management contracts with leading local medical facilities.

Recent Developments

Since January 1, 2001, the Group has acquired two healthcare facilities with a combined capacity of 151 beds and day-care beds and has acquired majority control of one clinic, one diagnostics facility and one home healthcare company. In the first quarter of 2001, a 52.5%-owned subsidiary of the Group entered into a memorandum of understanding pursuant to which management anticipates that such subsidiary will enter into a joint venture to acquire 12 facilities by the end of 2001.

History

The Group was created in 1987 by Compagnie Générale des Eaux, today a subsidiary of the Vivendi Environnement Group, through the acquisition of three groups of healthcare facilities. The Group started its activity in acute care, and subsequently expanded into psychiatry, rehabilitation and dependent care. During the early 1990s, the Group expanded rapidly through acquisitions and became the leading private hospital operator in France in terms of market share, revenue and EBITDA. In July 1997, the Group was sold to its current shareholders through the LBO, in which the Group's current management played an active role.

Principal Executive Offices

Générale de Santé is headquartered at 96, avenue d'Iéna, 75008 Paris, France and its telephone number is +33 1 53 23 14 14. Its website address is www.generale-de-sante.fr. Information contained on the website is not and should not be considered part of this Offering Memorandum.

The Global Offering

The Group	Générale de Santé S.A., a *société anonyme*, organized under the laws of France.
Selling Shareholder	Santé Luxembourg. See "Principal and Selling Shareholders."
Global Offering	Up to 20,502,410 Shares offered pursuant to the French Offering, the International Offering, the Employee Offering and the Doctors' Offering, each as described below. Générale de Santé is offering up to 9,254,450 newly issued Shares and the Selling Shareholder is offering 11,247,960 Shares. See "Plan of Distribution."
French Offering	A public offering of up to 1,932,039 Shares in France is being made by the Group and the Selling Shareholder pursuant to a separate prospectus in the French language (the "French Offering").
International Offering	An offering of up to 17,388,356 Shares is being made by the Group and the Selling Shareholder (i) in the United States only to qualified institutional buyers ("QIBs") in reliance on Rule 144A under the Securities Act, and (ii) outside the United States in reliance on Regulation S under the Securities Act and in compliance with laws of such other countries (the "International Offering").
Employee Offering	An offering of up to 654,450 newly issued Shares is being made by the Group to qualifying employees of Générale de Santé at an offering price of € per Share, which represents a 20% discount to the Offering Price (the "Employee Offering"). Shares offered in the Employee Offering are being offered at a discount to the Offering Price.
Doctors' Offering	An offering of up to 615,953 existing Shares is being made by the Selling Shareholder to Générale de Santé's physicians at an offering price of € per Share, which represents a 15% discount to the Offering Price (the "Doctors' Offering"). Shares offered in the Doctors' Offering are being offered at a discount to the Offering Price. Shares not subscribed for in the Doctors' Offering will be reallocated to the International Offering.
Offering Price	The offering price in the French Offering and the International Offering is € per Share (the "Offering Price").
Reorganization	In connection with the Global Offering, Société Civile des Salariés de Générale de Santé ("SCSGS"), a French corporate entity wholly owned by certain members of management and certain key employees of Générale de Santé, will contribute 62.6% of its shares of the Selling Shareholder to the Group in exchange for newly issued Shares. The Group will exchange the shares contributed by SCSGS for Shares held by the Selling Shareholder. The Shares received from the Selling Shareholder will be cancelled. SCSGS intends to sell the remaining 37.4% of its shares of the Selling Shareholder to the other shareholders of the Selling Shareholder (the "Investors") for cash and Shares. The number of Shares to be received by SCSGS will depend on the extent to which the Investors have achieved certain financial objectives, including objectives related to the Global Offering. See "The Group—The Reorganization").
Over-allotment Option	The Selling Shareholder has granted Salomon Brothers International Limited and ABN AMRO Rothschild GIE (the "Joint Global Coordinators"), on behalf of the managers, the right to purchase up to 2,977,194 Shares solely to cover over-allotments, if any, at the Offering Price, less underwriting discounts and commissions. See "Principal and Selling Shareholders" and "Plan of Distribution." SCSGS may sell to the Selling Shareholder, at the Offering Price net of the selling commission, up to approximately 11% of any Shares sold pursuant to the over-allotment option.

Lock-up Agreements	Each of Générale de Santé, certain members of the Group's management, the Selling Shareholder and certain affiliates of the Selling Shareholder have undertaken that, without the prior written consent of the Joint Global Coordinators and subject to certain exceptions, they will not issue, offer for sale, sell or hedge Shares or securities exchangeable for or convertible into Shares for a period of 270 days following the date of this Offering Memorandum. See "Plan of Distribution."
Shares Outstanding after the Global Offering	A maximum of 39,328,050 Shares.
Settlement and Clearing	Payment for the Shares will be made in euros in same day funds on the settlement date, which is expected to be , 2001 (the "Settlement Date"). Shares in bearer form will be credited on or about the Settlement Date to participants' accounts with Euroclear France. Shares in registered form will be credited to purchasers on the same date to share accounts maintained by or on behalf of Générale de Santé. Delivery and payment for any additional Shares sold pursuant to the over-allotment option will be made in the same manner as provided for the delivery and payment for the Shares offered hereby. The Shares will be eligible for clearance through Euroclear France S.A., Euroclear Bank S.A./N.V. and Clearstream Banking S.A.
Dividends and Dividend Policy	The Shares will be eligible for dividends, if any, declared in respect of the fiscal year ended December 31, 2001 and subsequent periods. Générale de Santé intends to pursue a dividend policy for its Shares aimed at annually distributing approximately 5% to 15% of its distributable earnings subject to, among other things, the discretion of the board of directors, approval by the shareholders at the annual meeting of shareholders and the amount of distributable earnings. There can be no assurance, however, that any dividends will be declared, or that, if declared, they will correspond to the policy described above. See "Dividends and Dividend Policy" and "Taxation—French Taxation Considerations—Taxation of Dividends" and "Taxation—Taxation of United States Investors—Taxation of Dividends."
Listing and Quotation	Prior to the Global Offering, no market existed for the Shares. Application has been made for listing of the Shares on the *Premier Marché* of Euronext Paris S.A. The identification numbers for the Shares are as follows: ISIN: FR5044471 Common Code: Trading Symbol: GDS
Use of Proceeds	The net proceeds from the sale of the newly issued Shares by the Group in the Global Offering, after deduction of commissions and expenses, are expected to be approximately €182 million. Générale de Santé intends to use the net proceeds of the sale of the newly issued Shares to repay outstanding indebtedness. Générale de Santé will not receive any proceeds from the sale of the Shares by the Selling Shareholder, including Shares sold in the Doctor's Offering. See "Use of Proceeds."
Risk Factors	See "Risk Factors" and the other information included in this Offering Memorandum for a discussion of factors that should be considered before investing in the Shares.

The Refinancing	Upon closing of the Global Offering, Générale de Santé intends to refinance a substantial portion of its debt. Prior to the closing of the Global Offering, the Group intends to enter into a new €183 million credit agreement with a group of lenders arranged by Natexis Banques Populaires and Crédit Industriel et Commercial. See "Description of Certain Indebtedness." The application of the estimated net proceeds of the Global Offering to the Group is expected to reduce the Group's net financial debt (including short-term portion of long-term debt) from €542 million as of December 31, 2000 to €360 million on a pro forma basis as of December 31, 2000. Management believes that the refinancing, together with the application of the estimated net proceeds of the Global Offering to the Group, will give the Group the financial strength to pursue actively its acquisition and expansion strategy. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Capital Resources and Refinancing."

Summary Consolidated Financial Data

The consolidated financial data set forth below as of the dates and for the periods indicated, are qualified by reference to, and should be read in conjunction with, the Group's audited Consolidated Financial Statements included elsewhere in this Offering Memorandum, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The balance sheet data as of December 31, 1998, 1999, and 2000 and the income and cash flow statement data for the 12 months then ended set forth below have been derived from the Consolidated Financial Statements as of and for the corresponding dates and periods, which have been audited by Salustro Reydel for the years ended December 31, 1998, 1999 and 2000 and Deloitte Touche Tohmatsu for the years ended December 31, 1999 and 2000, whose reports thereon are included elsewhere in the Offering Memorandum.

The Consolidated Financial Statements have been prepared in accordance with applicable French laws and regulations and International Accounting Standards, or IAS, which differ in certain significant respects from U.S. GAAP. Certain differences between IAS and U.S. GAAP affecting the Consolidated Financial Statements are summarized in Annex A to this Offering Memorandum.

	Year Ended December 31,		
	1998	1999	2000
	(in millions)		
Income Statement Data			
Revenues	€787	€811	€885
EBITDA[1]	109	114	127
Net income before goodwill amortization and minority interests	11	14	29
Net income	3	5	20

	Year Ended December 31,		
	1998	1999	2000
	(in millions)		
Statement of Cash Flow Data			
Net cash inflow from operating activities	€70	€79	€106
Net cash outflow for investing activities (capital expenditures, financial investments and acquisitions and disposals)	(49)	(70)	(59)
Net cash flow from financing	(7)	(33)	(30)
Net increase (decrease) in cash and cash equivalents	14	(25)	17
Opening cash and cash equivalents	36	50	25
Closing cash and cash equivalents	50	25	42

	As of December 31,		
	1998	1999	2000
	(in millions)		
Balance Sheet Data			
Current assets	€254	€262	€268
Fixed assets	657	690	699
Operating liabilities[2]	207	241	254
Short term debt	35	42	45
Long term debt	575	578	553
Shareholders' equity (including minority interests)	35	42	65

(1) EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) represents earnings before depreciation and amortization, net financial charges, goodwill amortization, net of non-recurring charges and income taxes. EBITDA should not be considered as an alternative to operating income or to cash flow from operations. EBITDA is not a generally accepted accounting measure under IAS.

(2) Includes deferred tax liabilities.

RISK FACTORS

Investors should carefully read the risk factors described below and the other information in this Offering Memorandum before deciding to invest in the Shares. The risks described below are not the only ones facing the Group. Additional risk factors not currently known or which are not currently deemed material may also impair the Group's business operations. The business, financial condition or results of operations of Générale de Santé, or its ability to meet its growth targets, could be materially adversely affected by any of these risks. The trading price of the Shares could decline due to any of these risks, and investors may lose all or part of their investment.

Risks Related to Générale de Santé's Business

Any reduction in or failure to increase tariffs by the French government could reduce earnings or earnings growth.

In 2000, over 86% of Générale de Santé's revenues came from reimbursements for healthcare services from the French social security system and complementary private insurance policies on the basis of tariffs fixed annually by the French government. Any reduction in tariffs or any failure to increase tariffs in line with expectations by the French government could reduce earnings or earnings growth and adversely affect the Group's financial condition.

A shortage of qualified healthcare personnel in France could affect the Group's ability to grow and deliver quality, cost-effective healthcare services.

The private hospital sector, like the public hospital sector, currently suffers from a serious deficiency in healthcare personnel, due in part to a change in government regulations requiring healthcare facilities to hire additional staff. The quality of healthcare services offered by the Group and its level of activity may be affected if the Group does not successfully recruit, integrate, retain and motivate sufficient numbers of healthcare personnel, particularly nurses. All of the participants in the French hospital sector are currently experiencing difficulties in hiring qualified healthcare personnel. Générale de Santé generally pays its employees in line with prevailing wages in the private hospital sector, which are generally less than those in the public hospital sector. Générale de Santé may not be able to hire and retain the qualified healthcare personnel necessary to maintain its current level of activity and achieve its growth objectives.

The public hospital sector's transition to the 35-hour work week could further weaken the Group's ability to attract and retain qualified healthcare personnel.

In France, legislation was passed reducing the legal work week from 39 to 35 hours. The legislation took effect in the private hospital sector on February 1, 2001 and is scheduled to take effect in the public hospital sector on January 1, 2002. The implementation of the 35-hour work week in the public hospital sector risks increasing the overall demand for competent staff in the French hospital sector and driving up wages to attract and retain personnel. Générale de Santé may experience further difficulties in hiring and retaining qualified healthcare personnel as a result.

The Group's significant indebtedness could limit its flexibility to raise additional capital and develop new healthcare facilities.

Following the application of the estimated net proceeds of the Global Offering to the repayment of the Group's debt, Générale de Santé would have, on a pro forma basis as of December 31, 2000, outstanding indebtedness of €360 million. The Group may not continue to meet its obligations under its existing debt facilities.

Générale de Santé may use debt to finance acquisitions of new healthcare facilities or for capital expenditures in its existing facilities. Financing for acquisitions or capital expenditures may not be available in the future and if such financing is available, it may not be available on commercially reasonable terms.

The Group may not be able to find appropriate acquisition targets or financing for such acquisitions or may incur substantial costs to integrate new facilities into its network.

One of the important elements of Générale de Santé's growth strategy is the acquisition of facilities that offer strong synergies with the Group's existing facilities. Future acquisitions may present significant risks and they may have unfavorable consequences on the Group's financial condition. For example, acquisition targets may require substantial capital expenditures to bring them up to the

Group's standards. Furthermore, suitable acquisition targets may not be available and if available, that financing for acquisitions may not be available.

The Group depends on key executives and highly qualified managers it may not be able to retain or replace.

Générale de Santé's success depends on its ability to retain its key management and, in particular, those who participated in the leveraged management buyout in 1997. Replacing key management personnel who leave the Group may be difficult. The departure of one or several executives could have a significant adverse effect on Générale de Santé's ability to pursue its development strategy and achieve its objectives of maximizing earnings and profitability.

The Group's insurance policies may not be sufficient to cover all possible claims brought against the Group.

In recent years, healthcare personnel in general and physicians in particular, as well as healthcare facilities, have been the target of a growing number of lawsuits for malpractice and other medical liability claims. Générale de Santé has insurance covering its healthcare facilities and all subsidiaries in which it holds a majority interest. However, the Group's insurance policy excludes liability for malpractice committed by the physicians practicing in the Group's facilities since such physicians render medical services in private practice, rather than as employees of the Group, and obtain insurance coverage in their own name to cover liability associated with their professional activities. Nonetheless, Générale de Santé may be subject to legal actions in connection with malpractice claims brought against its physicians. The Group's insurance policy may not cover all of the lawsuits brought against it and the premiums paid under this policy to maintain reasonably appropriate levels of coverage may substantially increase.

The Group's reputation may be damaged as a result of malpractice claims brought against its facilities or doctors.

Under French law, physicians in private practice, including surgeons and anesthesiologists practicing in healthcare facilities, are solely liable for their malpractice. However, Générale de Santé's reputation could be damaged if one of its physicians is found to have committed malpractice. The Group's reputation may also be adversely affected by malpractice claims brought by patients against the Group or one of its facilities. As the Group's branding strategy increases its brand recognition, a malpractice claim brought against one of the Group's facilities could harm the image of the network as a whole.

If the Group fails to comply with existing laws and government regulations, it could suffer financial or other penalties. Changes in those laws or regulations could require the Group to make significant changes to its operations at considerable expense.

The French hospital sector is stringently regulated by the French government. Failure to comply with French healthcare regulations could result in the imposition of financial or other penalties on the Group. Changes in the nature, interpretation or enforcement of the regulations could require the Group to modify its facilities or equipment or other aspects of its operations at considerable expense. The Group may not be able to anticipate every regulatory change and may be forced to modify its operations and incur substantial expense to comply with such changes.

The Group is subject to strict environmental laws and regulations.

Générale de Santé's operations are subject to extensive and changing environmental laws and regulations. See "Government Regulation—Disposal of Medical Waste." The Group believes that it is in material compliance with all such laws and regulations and is not currently a party to any material legal proceedings related to environmental matters. However, the Group may not remain in compliance with all applicable environmental laws and regulations and it may become subject to any proceedings based upon or related to environmental matters in the future. The consequences of violations of applicable environmental laws could significantly affect the Group's financial condition and business development.

Risks Related to this Offering

There is no market for the Shares outside France so investors may not be able to sell their Shares outside of France.

Application has been made to list the Shares on the *Premier Marché* of Euronext Paris. However, the international offering has not been and will not be registered under the Securities Act or

authorized under the applicable securities laws of any other jurisdictions and the Shares may not be offered, sold or otherwise transferred in the United States or any other jurisdiction where such registration or authorization may be required, in the absence of any applicable exemption. Accordingly, there can be no assurance that an active trading market for the Shares will develop outside France or at the price at which shareholders would be able to sell Shares outside France, if at all.

The market price of the Shares may fluctuate after the Global Offering. As a result, investors in the Global Offering may not be able to resell their Shares at or above the initial public offering price.

Prior to this Offering, there was no public market for the Shares and there can be no assurance that a significant public market will develop or be sustained after the Global Offering. The offering price of the Shares will be determined by negotiations among Générale de Santé and the Joint Global Coordinators and may not be indicative of the price at which they will trade after completion of the Global Offering. The Shares may trade at a lower price than the initial public offering price, depending upon, among other things, the market for similar securities, general economic conditions, conditions in the capital markets and the Group's financial condition, performance and prospects.

Following the Global Offering, a significant percentage of the outstanding Shares will be owned by a small number of existing shareholders. If those shareholders sell their Shares, the market price of the Shares could fall and investors in the Global Offering could lose a significant part of their investment.

Sales of a substantial number of Shares into the public market after the Global Offering, or the perception that these sales could occur, could result in a lower market price of the Shares, even if the performance of the Group's business and its results of operations are otherwise good. After this Offering, Générale de Santé's officers and directors and key managers will hold 4.6% of the outstanding Shares, and Santé Luxembourg will hold approximately 43.4% of the outstanding Shares. See "Principal and Selling Shareholders" for a description of the shareholders of Santé Luxembourg. All of those Shares are subject to lock-up agreements which provide that, subject to certain exceptions, the Shares may not be sold or hedged until 270 days after the date of this Offering Memorandum without the prior written consent of the Joint Global Coordinators. At the expiration of that period, those Shares, representing approximately 48.0% of the Group's outstanding capital stock after the Global Offering, may be sold into the market without restriction. The sale of some or all of those Shares could result in a significantly lower market price for the Shares and cause the value of an investor's investment to decline.

Pre-emptive rights available to French holders of the Shares may not be available to U.S. holders, limiting their ability to participate in new offerings of Shares or other securities issued by the Group.

Under French law, shareholders have pre-emptive rights (*droits préférentiels de souscription*) to subscribe on a *pro rata* basis for new shares (issued for cash) or for other securities offered by an issuer giving rights, directly or indirectly, to acquire additional shares. See "Description of Capital Stock." The exercise of these preferential subscription rights by U.S. shareholders could trigger a violation of U.S. securities laws unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements under the Securities Act is available. Générale de Santé may from time to time issue new shares or other securities giving rights to acquire additional shares. The Group may not file a registration statement in respect of such rights in the United States and an exemption may not be available to permit U.S. shareholders to exercise their preferential subscription rights. If so, U.S. holders of Shares will not be given an opportunity to exercise their pre-emptive rights.

Investors in the Global Offering will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma book value per share of the Shares. Purchasers of Shares in the Global Offering will experience immediate and substantial dilution in the pro forma net tangible book value of their stock.

USE OF PROCEEDS

The net proceeds to the Group from the sale of the newly issued Shares in the Global Offering, after deduction of commissions and expenses, are expected to be approximately €182 million (of which €10 million relates to the Employee Offering, assuming such offering is subscribed in full). Générale de Santé will not receive any proceeds from the sale of the Shares by the Selling Shareholder, including those Shares sold in the Doctors' Offering.

Générale de Santé expects to use the net proceeds to reimburse shareholder bonds issued in connection with the LBO.

DIVIDENDS AND DIVIDEND POLICY

The Shares will be eligible for dividends, if any, declared in respect of the year ended December 31, 2001 and subsequent periods. The declaration, amount and payment of cash dividends will depend on Générale de Santé's earnings, financial condition, capital requirements, general business conditions, the rights of holders of any securities with preferential rights that may hereafter be issued and the limitations, if any, on the payment of dividends under any then-existing credit facility or other indebtedness. As a private company, Générale de Santé has never paid any dividends to its shareholders. No dividend has been declared or is anticipated to be declared with respect to the fiscal year ended December 31, 2000.

Dividends paid to holders of Shares who are not residents of France will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, and additional payment (net of withholding tax) representing all or part of the French *avoir fiscal*, or tax credit, under the conditions provided in the relevant treaty under French law. See "Taxation—French Taxation Considerations—Taxation of Dividends" and "—United States Federal Income Tax Considerations—Taxation of Dividends."

Générale de Santé intends to pursue a dividend policy for its Shares aimed at annually distributing approximately 5% to 15% of its distributable earnings. Dividend distributions are proposed by the board of directors and must be approved by the shareholders at the annual general meeting of shareholders. See "Description of Capital Stock." However, dividends might not be declared and, if declared, may not correspond to the policy described above.

CAPITALIZATION

The table below sets forth the total capitalization of the Group as of December 31, 2000 on a historical basis and as adjusted on a pro forma basis for the refinancing and the Global Offering.

	As of December 31, 2000			
			As adjusted for	
	Historical	Adjustment for Refinancing	Adjustment for Global Offering[1]	As Adjusted[2]
	(in millions)			
Long-term debt	€544[3]	€ 10	€(182)	€372
Current portion of long-term debt	43	(13)	—	30
Shareholders' equity:				
Share capital	23	—	182	205
Retained earnings	4	—	—	4
Minority interests	18	—	—	18
Net income for period	20	—	—	20
Total shareholders' equity[4]	65	—	182	247
Total capitalization	€652	€ (3)	€ 0	€649

(1) Based on the estimated net proceeds to the Group from the Global Offering of approximately €182 million.

(2) As adjusted to reflect the Global Offering as if it had taken place on December 31, 2000.

(3) Cash and cash equivalents at December 31, 2000 was €42 million.

(4) After taking into account a share split and the conversion of the share capital into euros on June 1, 2001, the issued share capital of the Group on December 31, 2000 was €22,555,200 represented by 30,073,600 Shares, with a nominal value of €0.75 per share. After the Global Offering, the share capital of the Group will amount to €29,458,098 represented by 39,277,464 Shares issued and outstanding (assuming the Employee Offering is subscribed in full).

THE GROUP

History

The Years 1986–1996

The Group was founded in 1987 under the name "Compagnie Générale de Santé" ("CGdS") by Compagnie Générale des Eaux, today a subsidiary of the Vivendi Environnement Group. CGdS began its operations in the acute care sector of the French private hospital sector in 1987 with the acquisition of three groups of healthcare facilities: Cliniques de France, Médifutur and Journel S.A. In 1988, CGdS expanded its activities to include psychiatry, post-acute care and rehabilitation and other healthcare activities, including dependent care. At this time, CGdS also began offering services for the hospital sector, including maintenance, catering and the rental of television sets.

Concurrent with the development and expansion of its healthcare services and in order to delegate the management of the real estate aspects of its operations, CGdS created Immobilière de Santé, which was responsible for managing the real estate of each of the Group's facilities.

Throughout the 1990s, CGdS continued to expand through acquisitions, enjoying strong growth, which enabled it to become the leading operator of healthcare clinics in the private hospital sector in France based on number of facilities, revenue and EBITDA. CGdS was, at this time, organized as a federation of a number of healthcare facilities.

CGdS also expanded internationally in the 1990's. The Group's current management team participated in the acquisition by Compagnie Générale des Eaux from AMI Healthcare, a U.S. company, of BMI Healthcare, which became General Healthcare Group ("GHG"), at the time the second leading operator of private healthcare clinics in the United Kingdom. In 1991, CGdS purchased its first healthcare facility in Italy. The Group subsequently acquired additional facilities outside of France, including in Quebec, Canada (in 1993), in Portugal (in 1995) and in Chile and Venezuela (in 1999).

In France, CGdS increased its presence in five regions: Ile-de-France, Rhône-Alpes, Burgundy, Nord-Pas-de-Calais and Normandy. In 1994 and 1995, CGdS undertook two reorganizations involving four and three facilities, respectively, in order to create the Claude Galien private hospital at Quincy-sous-Sénart and the Jacques Cartier Institute at Massy.

The Years 1997–2001

In 1997, Compagnie Générale des Eaux decided to exit the healthcare market and, in July of that year, sold CGdS and GHG to Cinven, a leading European investment fund, for a total of approximately €1.6 billion. Since 1995, Cinven had owned the Amicus Group, the fourth leading operator of private healthcare facilities in the United Kingdom, and therefore, had familiarity with the healthcare market. CGdS and GHG were each acquired separately in the form of a leveraged management buy-out. These transactions allowed each company's management team to participate in the capital of their respective company. The acquisition of CGdS by Cinven, a group of financial investors and certain members of management was carried out through Santé I SAS (now known as Générale de Santé S.A.), which was 100% owned by Santé Luxembourg. This acquisition was financed primarily with equity, shareholder bonds and medium-term debt from a bank syndicate.

Following their acquisition by Cinven and their respective management teams, the two companies were separately managed. In September 2000, 100% of GHG's capital was sold to the BC Partners investment fund.

Following the LBO, CGdS implemented a restructuring policy, which included consolidations, divestitures and closures of facilities and significant capital expenditures on modernization. The Group made more than €210 million of capital spending between 1998 and 2000. The restructuring policy accelerated the building of a network of healthcare facilities whose objective is the creation of a coherent group offering a full range of hospital healthcare services. The Group also expended significant efforts to increase revenue at existing operations and actively sought to attract renowned medical professionals to its facilities. In doing so, the Group has expanded the range of healthcare services it offers patients and has organized these services around centers of excellence, facilities considered by patients as the preeminent healthcare institutions in their area or for a particular specialization.

The Group's external growth policy gives priority to acquisitions of established healthcare facilities and other facilities that will complement its existing operations, in terms of medical teams, technical facilities and healthcare services offered. The acquisition of healthcare facilities such as the Clairval Clinic in 1999 and the Hartmann Clinic in 2000, illustrates this strategy.

Management believes that the public offering of Shares and the listing on the *Premier Marché* will enable Génerale de Santé to reduce its level of indebtedness, facilitate acquisitions and offer shareholders liquidity in connection with the Group's growth efforts.

Key Figures in Génerale de Santé's Activity

	No. of Facilities			No. of Beds			No. of Surgical Procedures[1]		No. of Admissions[1]	
	1993	1996	2000	1993	1996	2000	1996	2000	1996	2000
Healthcare										
Acute Care	38	56	50	3,622	6,535	6,743	329,250	470,473	409,181	469,065
Psychiatry	9	14	17	656	1,043	1,285	—	—	9,084	12,616
Post-Acute Care and Rehabilitation	5	10	11	511	689	877	—	—	6,264	8,505
Oncology/Radiotherapy	1	12	13	0	33	32	—	—	N/A[2]	N/A[2]
Total Healthcare	**53**	**92**	**91**	**4,789**	**8,300**	**8,937**	**329,250**	**470,473**	**424,529**	**490,186**
Dependent care	12	35	46	873	2,746	3,707	—	—	2,746	3,707
Total Activities	**65**	**127**	**137**	**5,662**	**11,046**	**12,644**	**329,250**	**470,473**	**427,473**	**493,893**

(1) Activity of the Group's facilities for the year ended December 31, 2000, excluding facilities disposed of in 2000.

(2) The Group does not categorize oncology/radiotherapy treatments as admissions.

The Reorganization

Génerale de Santé's capital stock will be restructured concurrently with the Global Offering to allow Société Civile des Salariés de Génerale de Santé ("SCSGS"), a company wholly owned by the Group's management, to directly own Shares. SCSGS is a French *société civile.* Its shareholders include the managers of some of the Group's facilities and those executive officers of the Group who participated in the LBO. See "The Group—History—The Years 1997–2001."

As of the date of this Offering Memorandum, SCSGS holds 10.0% of the capital stock, or 2,010 shares, of Santé Luxembourg, which holds 99.9% of the equity of Génerale de Santé before giving effect to the Global Offering. SCSGS acquired its interest in Santé Luxembourg in connection with the LBO.

It is contemplated that prior to the closing of the Global Offering, SCSGS will contribute 1,258 shares of, or 62.6% of its interest in, Santé Luxembourg to the Group in exchange for 1,789,379 Shares. Upon receipt of the Santé Luxembourg shares from SCSGS, the Group will contribute those shares to Santé Luxembourg in exchange for 1,789,379 Shares. The Group will then cancel the Shares it receives from Santé Luxembourg.

At an extraordinary meeting of shareholders held on June 1, 2001, the Group's shareholders approved a capital increase of 1,789,379 Shares to be issued to SCSGS in exchange for 1,258 shares of Santé Luxembourg. At this meeting, the Group's shareholders also authorized the board of directors to enter into an agreement with SCSGS to effect the exchange.

The Group's shareholders, at the same meeting, also unanimously granted the board of directors the authority to reduce the Group's capital stock by a nominal amount of €1,342,034 to allow the Group to cancel the Shares it receives from Santé Luxembourg.

The terms of the share exchange agreement between SCSGS and the Group and of the capital increase in respect of the Shares to be issued to SCSGS, as well as the subsequent share exchange between the Group and Santé Luxembourg and the ensuing capital decrease by the Group, are subject to approval by the Group's shareholders at a special meeting of shareholders expected to be held on or about June 19, 2001, and once approved, will still be conditional upon:

- approval of the Shares for listing on Euronext Paris;
- execution of the underwriting agreement in respect of the Global Offering; and

- delivery by the bank acting as custodian in the Global Offering of a document certifying deposit of 100% of the funds from subscriptions for newly issued Shares in the Global Offering.

A meeting of the Group's board of directors will be held on or about , 2001, the expected settlement date for the Global Offering, to acknowledge:

- satisfaction of the conditions necessary to effect the capital increase and completion of such increase; and
- satisfaction of the conditions necessary to effect the capital reduction and completion of such reduction.

Daniel Bour, Robert Marion and Jean-François Sautereau (the "Key Management Members"), SCSGS and the shareholders of Santé Luxembourg other than SCSGS (the "Investors") intend to enter into an agreement no later than the first date on which the Shares are listed and quoted for trading on the *Premier Marché* of Euronext Paris (the "Execution Date") pursuant to which:

- SCSGS will sell, and the Investors will purchase, all of SCSGS's remaining 37.4% interest in Santé Luxembourg. The consideration for these shares will consist of (i) cash and/or Shares in an amount determined on the basis of (X) the ratio of Shares exchanged for SCSGS shares in the share exchange described above and, (Y) the Offering Price, and payable on the Execution Date, and (ii) Shares, the maximum number of which will be determined on the Execution Date, payable on the earlier of (A) the date on which Santé Luxembourg ceases to hold any Shares, and (B) June 30, 2003. The actual number of Shares delivered upon the occurrence of (A) or (B) above will depend on the extent to which the Investors have achieved certain financial objectives, including objectives related to the Global Offering;
- the Key Management Members will undertake to purchase a number of Shares in the Global Offering to be determined on the Execution Date, thereby confirming their continued involvement in the Group's affairs;
- SCSGS and the Key Management Members will undertake not to transfer, sell, or distribute, or enter into any transaction having any such effect, whether immediately or at a later date, any of their Shares, and the Key Management Members will additionally undertake not to commence the liquidation of SCSGS, in each case without the prior unanimous consent of the Investors; and
- SCSGS, each Key Management Member and each of the Investors will undertake not to acquire, at any time after the Global Offering, any Shares.

The agreement will be conditional on the closing of the Global Offering and will become effective on such date. The agreement will terminate on the earlier of (i) the date on which Santé Luxembourg ceases to hold any Shares, and (ii) June 30, 2003.

Shareholders' Agreement of Santé Luxembourg

The shareholders of Santé Luxembourg (see "Principal and Selling Shareholders"), including Cinven, will, not later than the first date on which the Shares are listed and quoted for trading on the *Premier Marché* of Euronext Paris, enter into an agreement providing:

- the terms and conditions governing the transfer of Santé Luxembourg shares, which may be restricted;
- the terms and conditions of the liquidation of Santé Luxembourg which is expected to take approximately two years and the procedures regarding the management of Santé Luxembourg's interest in the Group during the liquidation period (see below); and
- that neither the Investors nor Santé Luxembourg may purchase, whether the purchase is immediately effective or becomes effective at a later date, any Shares.

The agreement will be conditional upon the payment of all amounts due under the underwriting agreement in respect of the subscriptions for Shares in the Global Offering. The agreement will terminate on the earlier of the date on which the Investors and/or Santé Luxembourg cease to hold any Shares and June 30, 2003.

During the liquidation period and until June 30, 2003, subject to applicable Luxembourg law, management believes that any decision relating to Santé Luxembourg's interest, including decisions relating to the exercise of voting rights and those relating to the sale of Shares, will require the approval of the majority of the Investors. After July 1, 2003, the Shares held by Santé Luxembourg will be distributed to the Investors and such Shares may be freely disposed of.

Organization and Management Structure

The chart below shows the organizational and capital structure of Générale de Santé and its principal subsidiaries at the date of this Offering Memorandum.



Other Investors
SCSGS
90%
10%
Santé Luxembourg
99.99%
Générale de Santé
99.99%
Compagnie Générale de Santé
Générale de Santé Cliniques
94.62%
99.99%
GSDI Ltd.
Générale de Santé Médico-Social
52.51%(1)
99.99%
Cofindex
Immobilière de Santé
99.80%
96.09%
SES

(1) As of December 31, 2000.

The chart below shows the organizational and capital structure of Générale de Santé and its principal subsidiaries assuming completion of the reorganization, pursuant to which SCSGS will contribute 62.6% of its interest in Santé Luxembourg, in exchange for 1,789,379 Shares. SCSGS will sell its remaining 37.4% interest in Santé Luxembourg to the other shareholders of Santé Luxembourg for cash and/or Shares. See "The Group—The Reorganization."


Other Investors
SCSGS
100%
Santé Luxembourg
94.05%
5.95%(1)
Générale de Santé
99.99%
Compagnie Générale de Santé
Générale de Santé Cliniques
94.62%
99.99%
GSDI Ltd.
Générale de Santé Médico-Social
52.51%(2)
99.99%
Cofindex
Immobilière de Santé
99.80%
96.09%
Services et Santé

(1) This percentage may increase depending upon the number of Shares received by SCSGS in exchange for its contribution of its 37.4% interest to the other Santé Luxembourg shareholders. See "The Group—The Reorganization".

(2) As of December 31, 2000.

Recent Developments

Significant Acquisitions

Sainte Isabelle Clinic (Neuilly-sur-Seine). On January 11, 2001, Générale de Santé acquired 100% of the capital stock of the company owning the Sainte Isabelle Clinic in Neuilly-sur-Seine. This facility specializes in obstetrics, has a capacity of 72 beds and day-care beds and provides facilities for approximately 1,000 births per year. The acquisition of this facility bolsters the Group's presence in the outskirts of Paris, following the acquisition of the Hartmann Clinic, and provides the Group with one of the few preeminent maternity clinics in the region.

Saint-Joseph Clinic (Fougères). On February 2, 2001, Générale de Santé acquired the business of the Saint-Joseph Clinic, with a capacity of 79 beds and day-care beds, in Fougères and entered into a nine year lease for the facility itself. Through the acquisition of this facility, Générale de Santé has strengthened its position in the Fougères region where it already holds the Cesson-Sévigné Clinic to the east of Rennes, a significant population center. The Group intends to integrate the operations of these

two facilities and to establish the Saint-Joseph Clinic as a facility dedicated to medical consultations and outpatient surgery.

IRM Hartmann. On May 9, 2001, Générale de Santé acquired 66% of the share capital of CIMH-IRM to obtain control of the diagnostics facility in the Group's Hartmann clinic. The Group intends to develop the technical capacity of this facility to improve the treatment of patients at this clinic. This acquisition also allows the Group to consolidate its medical imaging activities in the clinic with the diagnostics services performed there.

Génèrimed. On February 15, 2001, Générale de Santé increased its interest in Génèrimed, a company specializing in home healthcare services, from 35% to 66%, in order to continue its development in this rapidly growing sector.

Kennedy Clinic (Montélimar). On April 30, 2001, Générale de Santé increased its ownership of the Kennedy clinic in Montélimar from 45.5% to 97.3% and acquired the business and real property of the facility. The Group has owned a share of this clinic for the last 10 years. This facility, with a capacity of 143 beds and day-care beds, is recognized as a leading healthcare facility in its region.

Significant Dispositions

Jeanne d'Arc Clinic (Paris). On January 8, 2001, Générale de Santé sold 100% of the capital stock of the company operating the Jeanne d'Arc Clinic, a small surgery and obstetrics facility located in Paris. This facility had revenues of approximately €4.2 million in 2000, a decline of 8.3% from 1999. The Group disposed of this facility to rationalize and maintain the quality of the health services it offers in the Paris area.

Outlook

Possible Merger at Marseille. Discussions between Générale de Santé and the controlling shareholders of the Beauregard Clinic at Marseille have taken place regarding the merger of this clinic with the Group's Clairval Clinic. This merger would substantially strengthen the Group's presence in the Provence-Alpes-Côte-d'Azur region. There can be no assurance that this acquisition will take place.

Possible Sale of 2.5% of GSMS. Sagesse notified CGdS on May 2, 2001 of its intention to exercise a call option granted by CGdS under the shareholders' agreement dated March 31, 1998 (See "Business—Partnerships—Sagesse"). CGdS replied by a letter dated May 17, 2001 that it chose the second alternative provided in the agreement (*i.e.*, the possible sale of 2.5% of the capital stock of GSMS by CGdS to Sagesse). If CGdS sells 2.5% of the capital stock of GSMS to Sagesse, CGdS will still own 50% plus one share of the capital stock of GSMS. The one share difference between the number of shares held by CGdS and the number of shares held by Sagesse will remain subject to a call option granted to Sagesse on June 22, 2000 (See "Business—Partnerships—Sagesse").

Possible Sale of 35% of Services et Santé. Avenance Santé Résidences, a wholly owned subsidiary of the Elior Group, has notified Générale de Santé that it is considering purchasing 35% of the Group's interest in Services et Santé, in accordance with the terms of a call option agreement entered into in 1999 between Elior and the Group. See "Business—Partnerships—Elior." If Avenance Santé Résidences decides to exercise its option and purchase the Group's 35% interest it will have the right to purchase the balance of the Group's interest within five years of the date of the initial purchase.

Management believes that the sale of the 2.5% interest in GSMS and the 35% interest in Services et Santé, if completed, will result in a capital gain after tax for the Group of an aggregate amount of a minimum of €8 million. There can be no assurance that either or both of these transactions will close or that they will generate that gain for the Group.

Joint-venture between GSMS and Médidep. In the first quarter of 2001, GSMS and Médidep entered into a memorandum of understanding pursuant to which GSMS and Médidep intend to incorporate a 50/50 joint venture to acquire the Mieux Vivre group, which owns 12 facilities. Management believes that the acquisition of those facilities will be completed by December 31, 2001.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial data set forth below as of the dates and for the periods indicated are qualified by reference to, and should be read in conjunction with, the Group's audited Consolidated Financial Statements included elsewhere in this Offering Memorandum, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The balance sheet data as of December 31, 1998, 1999 and 2000 and the income and cash flow statement data for the 12 months then ended set forth below have been derived from the Consolidated Financial Statements as of and for the corresponding dates and periods, which have been audited by Salustro Reydel for the years ended December 31, 1998, 1999 and 2000 and Deloitte Touche Tohmatsu for the years ended December 31, 1999 and 2000, whose reports thereon are included elsewhere in the Offering Memorandum.

The Consolidated Financial Statements have been prepared in accordance with applicable French laws and regulations and IAS, which differ in certain significant respects from U.S. GAAP. Certain differences between IAS and U.S. GAAP affecting the Consolidated Financial Statements are summarized in Annex B to this Offering Memorandum.

	Year Ended December 31,		
	1998	1999	2000
	(in millions)		
Income Statement Data			
Revenues	€ 787	€ 811	€ 885
Employee and profit-sharing costs	(361)	(372)	(405)
Purchases	(144)	(147)	(152)
External charges	(96)	(98)	(115)
Rentals	(36)	(36)	(38)
Taxes	(41)	(44)	(48)
EBITDA[1]	109	114	(127)
Depreciation	(50)	(54)	(55)
Non-recurring items			12
Net interest expense	(41)	(40)	(39)
Current and deferred taxes	(7)	(6)	(16)
Income before goodwill amortization & minority interests	11	14	29
Amortization of goodwill	(6)	(6)	(6)
Minority interests	(2)	(3)	(3)
Net income	€ 3	€ 5	€ 20

(1) EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) represents earnings before depreciation and amortization, net financial changes, goodwill amortization, net exceptional charges and income taxes. EBITDA should not be considered as an alternative to operating income or to cash flow from operations. EBITDA is not a generally accepted accounting measure under IAS.

	Year Ended December 31,		
	1998	1999	2000
	(in millions)		
Statement of Cash Flow Data			
EBITDA	€ 109	€ 114	€ 127
Non-cash items (including reserves)	(5)	(1)	3
Change in net working capital	(2)	2	16
Cash generated from operations	102	115	146
Non-recurring items	(5)	(5)	(7)
Change in deposits	—	2	(4)
Net interest expense	(27)	(26)	(24)
Taxes paid on profits distributed	—	(7)	(5)
Net cash flow from operating activities	70	79	106
Investing activities			
Purchases of fixed assets	(52)	(66)	(63)
Financial investments	(10)	(7)	(25)
Dispositions of financial investments	13	3	29
Net cash outflow from investing activities	(49)	(70)	(59)
Dividends paid by subsidiaries	—	(1)	—
Cash flow before repayment of debt	21	8	47
Financing			
Repayment of long-term debt	(41)	(33)	(34)
New long-term debt	34	0	4
Net cash outflow from financing	(7)	(33)	(30)
Increase (decrease) in cash	14	(25)	17
Cash at beginning of year	36	50	25
Cash at year end	€ 50	€ 25	€ 42

	Year Ended December 31,		
	1998	1999	2000
	(in millions)		
Balance Sheet Data			
Current assets	€ 254	€ 262	€ 268
Fixed assets	657	690	699
Total assets	911	952	967
Operating liabilities	207	241	254
Short term debt	35	42	45
Long term debt	575	578	553
Provisions	59	49	50
Total liabilities	876	910	902
Shareholders' equity	22	27	47
Minority interests	13	15	18
Total liabilities and shareholders' equity	€ 911	€ 952	€ 967

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read together with Générale de Santé's consolidated financial statements and the accompanying notes and Selected Consolidated Financial and Other Data included elsewhere in this offering memorandum.

Overview

Générale de Santé is the largest provider of private hospital healthcare services in France, in terms of number of facilities, revenues and EBITDA. As of March 31, 2001, Générale de Santé owned, leased or operated 137 private healthcare facilities, with 11,520 licensed beds and 1,124 day-care beds, in France. The Group has additional facilities in Switzerland, Italy, Portugal and Canada.

Management believes that Générale de Santé's facilities represent 8% of the total capacity (measured by number of beds and day-care beds) and generate approximately 9.3% of the total revenue, of the private hospital sector in France. According to the March 2000 edition of *Informations Hospitalières*, a healthcare industry journal, the private hospital sector represents 21.7% of the total capacity and 28.4% of the total activity (measured by number of patients treated) of the French hospital sector (comprised of the public and private hospital sectors). For the year ended December 31, 2000, Générale de Santé had total revenues of €885 million and EBITDA of €127 million. In 2000, 96.8% of the Group's revenues and 97.6% of its EBITDA were generated from operations in France while the remaining 3.2% and 2.4%, respectively, were generated from international activities. See "Business" and "Industry." In 2000, Générale de Santé's revenues increased 9.1%, or 9.8% at a constant scope of consolidation (described below), and EBITDA increased 11.4%, or 15.5% at a constant scope of consolidation.

The Market

The healthcare industry in France is stringently regulated by the French state. Payments by the national social security system on behalf of patients constitute the vast majority of healthcare expenditures in France. Employers and employees are required to contribute to the social security system through the payment of social charges. The government determines in its annual budget the amount it will spend on healthcare. Government regulation also fixes the tariffs to be paid to providers on behalf of patients for healthcare services rendered and the number of beds and day-care beds which may be made available to patients for such services. Given its size, the diversity of Générale de Santé specialties and activities across the healthcare market and the geographical distribution of its facilities, it is relatively insulated from variations in such government regulations and tariffs.

The demand for healthcare in France has consistently increased as a result of demographic and economic factors, including the aging of the French population, advances in medical diagnoses and disease prevention and increased availability of healthcare information. Healthcare spending in France has increased over the past 10 years by an average of approximately 4.4% per year, and the Group has experienced consistent growth of its revenues and seen profitability rise.

Underlying the Group's consistent performance and position in the market is the solvency of the French social security system. Virtually all of the population in France benefits from health insurance assured by the French government and 80% of the population benefits from complementary private insurance. In addition, government regulation of the number of beds and day-care beds that may be made available to patients and accreditation procedures protect the established participants in the market by restricting new entrants. To enter the market, authorized beds and day-care beds must be purchased from existing market participants, as new facilities are not permitted without government approval, which is rarely given. See "Business—Competitive Strengths."

Sources of Revenue

Générale de Santé offers a variety of hospital healthcare services (acute care (including medical imaging), psychiatry, post-acute care and rehabilitation and oncology-radiotherapy), including a full range of in-patient and out-patient medical and surgical services, dependent care, diagnostics (laboratory analysis) and hospital-related services, such as hygiene and catering. Générale de Santé's principal market is France, although management anticipates future strategic expansion internationally, particularly in Portugal and Italy, where the Group already has a presence, and in Spain.

The Group's revenues are a function of its "sales volume" and the tariffs set by the French government. Sales volume is measured by the number of days' stay at a facility and the number of "K points" attributed to different medical procedures or treatments as a function of their complexity or intensity by the French healthcare regulatory authorities.

The Group derives its revenues from payments by or on behalf of its patients for care and services rendered to them. Over the last three years, approximately 86% of Génerale de Santé's revenues from its "Healthcare Sector" (as a group, acute care, post-acute care and rehabilitation, psychiatry and oncology-radiotherapy) have come from reimbursements for healthcare services from the French social security system and supplemental private insurance policies on the basis of tariffs fixed annually by the French government (following negotiations with healthcare providers, among others). See "Business—French Healthcare System." Additional services generally related to patients' accommodation, such as televisions and private rooms, which are not covered by the French social security system, accounted for approximately 6% of the Group's Healthcare Sector revenues between 1998 and 2000. The majority of the costs for these services are paid by patients' complementary insurance policies and any balance by patients themselves. Substantially all of the remaining approximately 7% of the Group's revenues from its Healthcare Sector are amounts paid by practitioners for general and administrative services, including the collection of their fees from the French social security system, insurance companies and patients.

The table below sets out, for the Group's Healthcare Sector, the percentage contribution of the three principal types of revenue to the net operating revenues of such sectors for each of the last three years.

	Year ended December 31,		
	1998	1999	2000
	(percentage of revenue)		
Healthcare Services, including Surgery and Medicine	86.5%	85.8%	86.3%
Accommodation	7.1	7.1	6.8
Amounts Paid by Practitioners and Others	6.4	7.1	6.9

The table below sets out the breakdown of the Group's revenues by sector of activity. The Group's activities in the dependent care sector are carried on through a 52.5%-owned subsidiary (as of December 31, 2000). However, the presentation of financial information throughout this offering memorandum reflects the inclusion of 100% of the results of such subsidiary. The 47.5% share of the subsidiary not owned by the Group is reflected in the "Minority Interests" item in the Consolidated Statement of Earnings included in the Group's consolidated financial statements in this offering memorandum.

	Year ended December 31,					
	1998		1999		2000	
	Revenue	% of Total Revenue	Revenue euros)	% of Total Revenue	Revenue	% of Total Revenue
	(in millions)		(in millions)		(in millions)	
Acute Care	€505	64.2%	€532	65.6%	€585	66.1%
Psychiatry	46	5.8	47	5.8	53	6.0
Post-Acute Care and Rehabilitation	40	5.1	44	5.4	46	5.2
Oncology-Radiotherapy	18	2.3	20	2.5	20	2.2
Dependent Care	50	6.4	59	7.3	69	7.8
Diagnostics	45	5.7	54	6.6	39	4.4
Services	71	9.0	40	4.9	55	6.2
International	20	2.5	24	3.0	28	3.2
Holding & Head Office	(8)	(1.0)	(9)	(1.1)	(10)	(1.1)
Total	**€787**	**100.0%**	**€811**	**100.0%**	**€885**	**100.0%**

Scope of Consolidation

Comparisons of financial results between periods in this Management's Discussion and Analysis of Financial Condition and Results of Operations are also presented on the basis of the Group's "constant scope of consolidation." This reflects the financial results of only those entities whose financial results have been consolidated for both of the fiscal periods that are the subject of the comparison. Therefore, any acquisition completed after the beginning of a fiscal year is not reflected in comparisons of financial results at a constant scope of consolidation until after the end of the full fiscal year following the acquisition.

Dispositions and Closures

Following the 1997 LBO, Générale de Santé initiated a strategic program of disposing of and/or closing unprofitable, poorly performing and non-core assets. This program was substantially completed by the end of 2000.

The following table sets out the effect on the Group's revenues and EBITDA of principal dispositions and closures during the past three years, together with the aggregate proceeds generated from such dispositions and closures (including any reduction of the Group's indebtedness):

	Revenue		EBITDA		
	Last Full Year Prior to Disposition/ Closure	Year of Disposition/ Closure(to Date of Disposition/ Closure)	Last Full Year Prior to Disposition/ Closure	Year of Disposition/ Closure (to Date of Disposition/ Closure)	Proceeds of Disposition (including Reduction of Debt)
			(in millions)		
1998 Dispositions[1] (5 dispositions)	€44.3	€36.2	€ 0.4	—	€16.8[3]
1998 Closures[2] (3 closures)	4.5	0.1	(1.5)	(0.3)	—
1999 Dispositions[1] (2 dispositions)	4.2	—	(0.2)	—	1.9
1999 Closure[2] (1 closure)	1.3	—	(0.1)	—	—
2000 Dispositions[1] (4 dispositions)	61.3	32.9	9.0	5.1	43.2
2000 Closures[2] (3 closures)	3.3	1.0	(0.2)	(0.1)	—

(1) Excludes dispositions of non-material real estate companies.

(2) Does not include facilities regrouped with other facilities (*i.e.* the combination of healthcare facilities within the Group).

(3) Includes the portion of the proceeds of the disposition of an equipment maintenance company received in 1999.

During 2000, Générale de Santé sold two healthcare facilities, one medical imaging facility and one laboratory and closed three healthcare facilities. Management considered each of these operations to be non-core assets, with the exception of one clinic, which was sold because the Group had a similar facility in the same geographic area. During 1999, the Group sold one consistently underperforming clinic and one non-significant medical equipment rental company. During 1998, the Group sold three equipment maintenance companies, a computer software company and a company engaged in medical consulting activities in foreign markets, each considered by management to be a non-core asset.

Acquisitions

Générale de Santé has a strategic program of selectively acquiring entities engaged in the healthcare industry in France and other countries. The Group selects acquisition targets on the basis of the potential for synergies with its existing operations and in light of necessary future capital expenditures. The following table sets out the effect on the Group's revenue and EBITDA of its

principal acquisitions during the past three years, together with the aggregate cost of such acquisitions (including any indebtedness assumed by the Group):

	Revenue[1]			EBITDA[1]			Cost of Acquisition (including Assumed Debt)
	1998	1999	2000	1998	1999	2000	
	(in millions of euros)						
1998 Acquisitions (3 acquisitions)	10.6	20.4	22.1	1.5	3.4	3.5	2.8
1999 Acquisitions (5 acquisitions)	—	22.9	44.4	—	2.0	3.7	8.2[2]
2000 Acquisitions (5 acquisitions)	—	—	9.4	—	—	0.9	11.8

(1) The revenue/EBITDA for the year in which an entity is acquired reflects the revenue/EBITDA earned from the date on which the Group exercised control (*i.e.*, by owning more than 50% of the capital stock) over such entity until December 31 of such year.

(2) Includes the portion of the cost of the acquisition of the Clairval clinic paid in 2000.

Between 1998 and 2000, Générale de Santé's principal acquisitions consisted of eleven healthcare facilities in the fields of acute care, psychiatry, post-acute care and rehabilitation and oncology-radiotherapy. The Group also acquired two small laboratories during this three-year period. Acquisitions in 1999 and 2000 included the renowned Clairval and Hartmann clinics. The acquisition of these clinics in particular is consistent with the Group's strategy of acquiring established, high quality healthcare facilities.

In the preparation of the Group's consolidated financial statements, Générale de Santé does not place a specific value on the administrative authorizations held by an acquired company in calculating goodwill. Générale de Santé generally amortizes its goodwill over 20 years.

Générale de Santé's financial statements for the periods presented in this offering memorandum are not directly comparable from one period to another because of the financial impact of acquisitions. Acquisitions can initially reduce EBITDA margins on a consolidated basis as EBITDA margins at hospitals acquired are, at the time of acquisition, generally lower than those of the Group's existing hospitals. Historically, however, EBITDA margins of acquired hospitals have risen to the level of the margins attained by the Group as a whole.

The impact of acquisitions depends on the revenues generated by the acquired facilities and their operating costs, neither of which can be predicted with certainty. There can be no assurance as to the actual impact of the Group's acquisitions on its results of operations.

Results of Operations

Management believes that the Group's financial performance has improved between 1998 and 2000 as a result of several factors:

- improvements in sales volume;
- increased economies of scale arising from the Group's acquisitions;
- improvements in cost control, including through Générale de Santé's central purchasing group which has been in place since 2000;
- selective closures of some facilities;
- specialization of the Group's facilities;
- broadening of the services offered by Générale de Santé's facilities, particularly services complementary to its principal healthcare activities and more extensive outpatient treatment services; and
- greater synergies between the Group's facilities.

See "Business—Competitive Strengths."

The following table summarizes, for the periods indicated, the Group's principal cost categories expressed as a percentage of consolidated revenues:

	Year ended December 31,		
	1998	1999	2000
	(percentage of revenue)		
Revenues	100.0	100.0	100.0
Personnel & Profit-Sharing Costs	45.9	45.9	45.8
Purchases	18.3	18.1	17.2
External Charges	12.2	12.1	13.0
Rentals	4.6	4.4	4.3
Taxes	5.2	5.4	5.4
EBITDA	13.8	14.0	14.3
Depreciation	6.3	6.7	6.3
Amortization of Goodwill	0.8	0.7	0.6
Net Financial Charges	5.3	4.9	4.4

Personnel & Profit-Sharing Costs. The healthcare market is labor intensive and accordingly, personnel and profit-sharing costs represent the Group's largest cost category. These costs have remained stable at approximately 46% of the Group's revenues for each of the last three years. The stability in these costs is principally due to management's continuing efforts to keep salary increases in line with or below increases in Group revenues. Characteristically, approximately 75% of the Group's personnel and profit-sharing costs consist of salaries and other compensation for the Group's employees. The remainder are social charges for health, unemployment and retirement benefits and family subsidies for employees collected for the French government and mutual insurance companies.

Purchases and External Charges. The majority of the Group's purchases consist of medical supplies, pharmaceuticals and other consumables used in the provision of healthcare services and utility costs. The volume of purchases generally varies in line with the Group's Sales Volume. External charges generally consist of the operating costs of Génerale de Santé's facilities, including sub-contracted services, such as catering and cleaning, maintenance, part-time personnel and professional fees. Taken together, purchases and external charges have remained stable over the last two years at 30.2% of the Group's revenues, compared to 30.5% in 1998. The introduction of the central purchasing system in 2000 has allowed Génerale de Santé to begin to take advantage of volume savings and stabilize costs on a Group level.

Rentals. Rental expenses are related to the real property on which Génerale de Santé's facilities are located, as well as the rental of medical equipment for such facilities. In recent years, the Group has, in order to reduce its indebtedness, followed a policy of renting, rather than purchasing, real property and equipment. Despite the Group's recent acquisitions, dispositions and closures, rental expenses have remained relatively stable, between 4% and 5% of net revenues.

Taxes. Taxes represent various salary-based and business taxes.

EBITDA. The table below sets out the breakdown of Générale de Santé's EBITDA by sector.

	Year ended December 31,								
	1998			1999			2000		
	EBITDA	% of Total EBITDA	EBITDA as % of Revenue	EBITDA	% of Total EBITDA	EBITDA as % of Revenue	EBITDA	% of Total EBITDA	EBITDA as % of Revenue
	(in millions)			(in millions)			(in millions)		
Acute Care	€71	65.1%	14.1%	€72	63.2%	13.5%	€81	63.8%	13.8%
Psychiatry	9	8.3	19.6	9	7.9	19.1	10	7.9	18.9
Post-Acute Care and Rehabilitation	8	7.3	20.0	9	7.9	20.5	8	6.3	17.4
Oncology-Radiotherapy	1	0.9	5.6	2	1.7	10.0	2	1.6	10.0
Dependent Care	11	10.1	22.0	12	10.5	20.3	13	10.2	18.8
Diagnostics	7	6.4	15.6	7	6.1	13.0	6	4.7	15.4
Services	3	2.8	4.2	4	3.5	10.0	7	5.5	12.7
International	2	1.8	10.0	2	1.8	8.3	3	2.4	10.7
Holding & Head Office	(3)	(2.7)	N/S	(3)	(2.6)	N/S	(3)	(2.4)	N/S
Total	**€109**	**100.0%**	**13.8%**	**€114**	**100.0%**	**14.0%**	**€127**	**100.0%**	**14.3%**

Government regulation, and specifically government regulated tariffs, directly affects the Group's margins, since the price for each service rendered is fixed. Consequently, management believes that the Group must be diversified across the French private hospital sector and geographically across France to maximize the impact of tariff increases and minimize the effect of tariff decreases. Diversification additionally permits the Group's facilities to cover the largest range of its patients' needs. Management considers these factors in implementing the Group's acquisition strategy.

Within each of the Group's sectors, the profitability of individual facilities varies based on the performance of medical teams, cost structure and other local and national factors. The Group's reporting system and regional organization permit rapid adjustments which help maximize overall profitability.

The profitability of the acute care sector is dependent upon cost control, central purchasing and the Group's ability to structure the services it offers to meet local demand. The Group's psychiatry, post-acute care and rehabilitation and dependent care sectors have higher profit margins than other sectors but are currently near their maximum occupancy levels. Improvements in profitability in these sectors are generally possible only through the increased provision of private rooms. Margins in the oncology-radiotherapy sector are lower than those in other sectors since tariffs are relatively low, although management believes that profitability will improve as a result of an anticipated increase in tariffs in this sector. The establishment of new facilities has also diluted profitability in the oncology-radiotherapy sector in the recent past. The services sector has benefited from economies of scale through expansion as a result of the partnership with Elior. See "Business—Partnerships—Elior." The profitability of the diagnostics sector improved with the sale in 2000 of a large laboratory with declining margins. The improvement in the profitability of the Group's international activities reflects the maturing of its foreign operations.

The decrease in EBITDA as a percentage of total EBITDA and as a percentage of revenues in the acute care sector in 1999 was the result of tariff reductions which were partially reversed in 2000. Psychiatry, dependent care and post-acute care and rehabilitation margins have been reduced by the addition of new facilities not yet performing up to Group standards. Margins in the services sector were improved by the partnership with Elior. Margins in the oncology-radiotherapy sector improved as a result of the reorganization of this sector.

The inflationary pressure on costs in most sectors is controlled by the disposition or closure of poorly performing facilities, increases in Sales Volume and the progressive introduction of central purchasing.

Depreciation. Depreciation includes the charge on buildings and equipment financed by the Group's *Crédit Bail* finance leases. See "—Net Financial Charges" and note 1.4 to the Consolidated Financial Statements.

Amortization of Goodwill—See note 3.1.1 to the Consolidated Financial Statements.

Net Financial Charges. Net financial charges consist of interest paid by the Group on its indebtedness, including finance leases. The Group has entered into *Crédit Bail* finance leases for a

portion of its real estate and equipment. Real estate finance leases generally run for fifteen years while equipment finance leases generally have a shorter term. Under international accounting standards, the asset that is the subject of the lease is capitalized and the amounts due under the lease are reflected as a liability. The asset is then depreciated over its estimated useful life and the liability reduced as the principal is repaid.

Interest on the Group's senior debt and *Crédit Bail* finance leases is paid on an on-going basis. Fixed principal repayment schedules for the senior debt and finance leases have led to a regular reduction in the interest expense on such debt over the last three years. This reduction has, however, been offset by increasing capitalized interest on the Group's shareholder bonds. Changes in cash balances generally reflect changes in working capital.

Year ended December 31, 2000 versus Year ended December 31, 1999

Revenues. Revenues increased by 9.1% to €885 million in 2000 from €811 million in 1999. At a constant scope of consolidation, revenues increased by 9.8% to €796 million in 2000 from €725 million in 1999, principally due to an increase in sales volume from organic growth of the business and in part due to an increase in tariffs of €17.3 million. Acquisitions and dispositions accounted for a net increase in revenues of €4.4 million, or 0.5%, over 1999 revenues.

In the year ended December 31, 2000, Générale de Santé recognized €4.0 million of additional revenue as a result of the repeal in 2000 by the French administrative court of a government regulation passed in March 1999 which had reduced tariffs from May through December 1999. Générale de Santé also recognized revenue of €9.0 million as a result of the decision of the French administrative supreme court (*Conseil d'Etat*), in response to a claim by the Group, to retroactively reduce value added tax rates on private hospital rooms.

The following table summarizes Générale de Santé's revenues for the years ended December 31, 1999 and 2000, the percentage change in revenues between those years and the change as adjusted to reflect a constant scope of consolidation:

	Year ended December 31,			% Change at Constant Scope of Consolidation[(1)]
	1999	2000		
	Revenue		% Change	
	(in millions)			
Acute care	€532	€585	10.0%	8.1%
Psychiatry	47	53	12.8	6.4
Post-Acute Care and Rehabilitation	44	46	4.5	4.5
Oncology-Radiotherapy	20	20	0.0	5.9
Dependent Care	59	69	16.9	8.8
Diagnostics	54	39	(27.8)	7.7
Services	40	55	37.5	41.0
International	24	28	16.7	16.7
Holding & Head Office	(9)	(10)	(11.1)	(11.1)
Total	**€811**	**€885**	**9.1%**	**9.8%**

(1) Excludes acquisitions and dispositions not consolidated in the Group's financial results for both of the periods presented. See "—Scope of Consolidation."

Revenue growth in 2000 was achieved in all sectors, except diagnostics and oncology-radiotherapy. The 27.8% decrease in revenues in the diagnostics sector was due to the disposition of a significant laboratory in mid-2000.

The increase in acute care revenues reflects the inclusion for the full year in 2000 of a facility acquired in mid-1999 which was offset by the sale of two facilities mid-2000. The increase in psychiatry revenues reflects the acquisition of a new facility in 2000. The increase in dependent care revenues reflects the acquisition of facilities in 2000 as well as the Group's specialized Alzheimer units becoming fully operational in 2000 for the first time since their opening in 1998. The increase in services revenues was the result of Générale de Santé's new partnership with Elior. The line item holding and head office represents the elimination of intersector revenues.

Personnel & Profit-Sharing Costs. Personnel and profit-sharing costs increased by 8.9% to €405 million in 2000 from €372 million in 1999. This increase was mainly due to the hiring of additional employees as a result of organic growth, which accounted for 8% of the increase, and salary increases for existing employees. The average weighted number of Générale de Santé's equivalent full-time employees grew by 6.5% in 2000 to 13,985. Personnel and profit sharing costs remained constant at 46% of the Group's net operating revenues.

Purchases. Purchases increased by 3.4% to €152 million in 2000 from €147 million in 1999. Purchases decreased as a percentage of revenue from 18.1% in 1999 to 17.2% in 2000, mainly as a result of the reclassification of certain costs previously classified as purchases to external charges. Taken together, purchases and external charges remained constant at 30.2% of the Group's revenues, principally due to management's implementation of stringent cost controls.

External & Other Charges. External and other charges increased by 17.3% to €115 million in 2000 from €98 million in 1999. External and other charges increased as a percentage of revenue from 12.1% in 1999 to 13.0% in 2000, mainly due to an increase in temporary labor costs of €4.6 million resulting from a shortage of nurses, an increase in professional fees of €2.6 million and the reclassification of certain costs described above.

Rentals. Rental expense increased by 5.6% to €38 million in 2000 from €36 million in 1999. This increase reflects additional operating lease payments for new facilities.

Taxes. Taxes increased by 9.1% to €48 million in 2000 from €44 million in 1999, consistent with the increase in the Group's revenues and employee costs.

EBITDA. The following table summarizes Générale de Santé's EBITDA for the years ended December 31, 1999 and 2000, the percentage change in EBITDA between those years and the change as adjusted to reflect a constant scope of consolidation:

	Year ended December 31,			
	1999	2000		% Change at Constant Scope of Consolidation[1]
	EBITDA		% Change	
	(in millions)			
Acute Care	€72	€81	12.5%	11.8%
Psychiatry	9	10	11.1	11.1
Post-Acute Care and Rehabilitation	9	8	(11.1)	0.0
Oncology-Radiotherapy	2	2	0.0	0.0
Dependent Care	12	13	8.3	18.2
Diagnostics	7	6	(14.3)	100.0
Services	4	7	75.0	75.0
International	2	3	50.0	50.0
Holding & Head Office	(3)	(3)	0.0	0.0
Total	**€114**	**€127**	**11.4%**	**15.5%**

(1) Excludes acquisitions and dispositions not consolidated in the Group's financial results for both of the periods presented. See "—Scope of Consolidation."

At a constant scope of consolidation, the improvement in EBITDA of 15.5% generally reflects moderate growth in the acute care and psychiatry sectors and substantial growth in the services, diagnostics and international sectors, offset by flat growth in the post-acute care and rehabilitation and oncology-radiotherapy sectors. The services sector benefited from economies of scale achieved through the partnership with Elior. The profitability of the post-acute care and rehabilitation sector was hurt by the loss of a medical team at one facility at the end of 1999. This team was replaced during 2000.

Depreciation. Depreciation increased by 1.9% to €55 million in 2000 from €54 million in 1999. This increase was mainly due to an increase during 2000 of €11.7 million in the Group's fixed assets in the normal course of business.

Non-Recurring Items. In 2000, income in this category of €12 million was the profit from dispositions during the year of three facilities and a laboratory, net of provisions for other restructuring costs of €4 million. Non-recurring items were not material in 1999.

Net Financial Charges. Net financial charges decreased by 2.5% to €39 million in 2000 from €40 million in 1999. This decrease was mainly due to a reduction in 2000 of the Group's aggregate indebtedness as a result of dispositions and positive operating cash flows.

Income Tax. Income tax increased by 166.7% to €16 million in 2000 from €6 million in 1999. This increase arose from the increase in Générale de Santé's taxable income.

Year ended December 31, 1999 versus Year ended December 31, 1998

Revenues. Revenues increased by 3.0% to €811 million in 1999 from €787 million in 1998. At a constant scope of consolidation, revenues increased by 4.1% to €763 million in 1999 from €733 million in 1998, principally due to an increase in sales volume from organic growth of the business of €39.1 million, offset in part by a reduction in tariffs of €8.7 million set by the French government on a national basis. This tariff reduction was partially reversed in 2000. See "—Year ended December 31, 2000 versus Year ended December 31, 1999—Revenues." Acquisitions and dispositions accounted for a net decrease in revenues of €6.4 million, or 0.8%, from 1998 revenues.

The following table summarizes the Group's revenues for the year ended December 31, 1998 and 1999, the percentage change in revenues between those years, and the change as adjusted to reflect a constant scope of consolidation:

	Year ended December 31,			% Change at Constant Scope of Consolidation[1]
	1998	1999	% Change	
	Revenue (in millions)			
Acute Care	€505	€532	5.3%	2.5%
Psychiatry	46	47	2.2	0.0
Post-Acute Care and Rehabilitation	40	44	10.0	2.5
Oncology-Radiotherapy	18	20	11.1	5.6
Dependent Care	50	59	18.0	6.0
Diagnostics	45	54	20.0	13.3
Services	71	40	(43.7)	11.4
International	20	24	20.0	20.0
Holding & Head Office	(8)	(9)	(12.5)	(12.5)
Total	**€787**	**€811**	**3.0%**	**4.1%**

(1) Excludes acquisitions and dispositions not consolidated in the Group's financial results for both of the periods presented. See "—Scope of Consolidation."

Revenue growth in 1999 was achieved in all sectors, except services. The 43.7% decrease in revenues in the services sector was due to the disposition of three equipment maintenance companies at the end of 1998. Revenues in the acute care sector increased as a result of the acquisition of a major facility in mid-1999.

Personnel & Profit Sharing Costs. Personnel and profit-sharing costs increased by 3.0% to €372 million in 1999 from €361 million in 1998. This increase was mainly due to the hiring of additional employees as a result of organic growth and a salary increase for existing employees. The average weighted number of Générale de Santé's equivalent full-time employees grew by 8.9% in 1999 to 13,125. Personnel and profit sharing costs remained constant at 46% of the Group's net operating revenues.

Purchases. Purchases increased by 2.1% to €147 million in 1999 from €144 million in 1998, consistent with revenue growth for the year and remaining constant as a percentage of revenue with the prior year.

External & Other Charges. External and other charges increased by 2.1% to €98 million in 1999 from €96 million in 1998. As a percentage of net operating revenues, external and other charges decreased from 12.2% in 1998 to 12.1% in 1999.

Rentals. Rental expense in 1999 did not change from 1998, but declined slightly as a percentage of revenue.

Taxes. Taxes increased by 7.3% to €44 million in 1999 from €41 million in 1998, consistent with the increase in the Group's revenues and employee costs.

EBITDA. The following table summarizes Générale de Santé's EBITDA for the years ended December 31, 1998 and 1999, the percentage change in EBITDA between those years and the change as adjusted to reflect a constant scope of consolidation:

	Year ended December 31,		% Change	% Change at Constant Scope of Consolidation(1)
	1998	1999		
	Revenue (in millions)			
Acute Care	€ 71	€ 72	1.4%	(2.9)%
Psychiatry	9	9	0.0	0.0
Post-Acute Care and Rehabilitation	8	9	12.5	12.5
Oncology-Radiotherapy	1	2	100.0	0.0
Dependent Care	11	12	9.1	10.0
Diagnostics	7	7	0.0	0.0
Services	3	4	33.3	33.3
International	2	2	0.0	0.0
Holding & Head Office	(3)	(3)	0.0	0.0
Total	**€109**	**€114**	**4.6%**	**0.9%**

(1) Excludes acquisitions and dispositions not consolidated in the Group's financial results for both of the periods presented. See "—Scope of Consolidation."

At a constant scope of consolidation, the improvement in EBITDA of 0.9% generally reflects substantial growth in the post-acute care and rehabilitation, dependent care and services sectors, offset by negative growth in the acute care sector as a result of tariff reductions (described above) and flat growth in the diagnostics and international sectors.

Depreciation. Depreciation increased by 8.0% to €54 million in 1999 from €50 million in 1998. This increase was mainly due to an increase in the Group's fixed assets reflecting the modernization of the Group's infrastructure.

Net Financial Charges. Net financial charges remained stable, declining slightly by 2.4% to €40 million in 1999 from €41 million in 1998, reflecting the stability of the Group's cash flow.

Income Tax. Income tax decreased by 14.3% to €6 million in 1999 from €7 million in 1998 despite the increase in the Group's taxable income. This decrease was the result of the application of tax-loss carry forwards from prior years in 1999.

Liquidity

The Group's cash requirements, including funding for acquisitions, have historically been satisfied with cash generated from operations. In 2000, cash generated from operations was €146 million compared to €115 million in 1999.

At December 31, 2000, Générale de Santé had cash and cash equivalents of €42 million and negative working capital of €49 million (excluding deferred taxes). This situation is due to the fact that in the French healthcare services industry, payments on receivables are made principally by the French social security system and mutual and private insurance plans. These receivables tend to be collected more quickly than payments are made to suppliers and therefore, accounts payable generally exceed accounts receivable. A further consequence of these circumstances is that the Group's bad debt expense is a negligible percentage of its revenues.

Net cash used in investing activities for the year ended December 31, 2000 was €59 million, compared to €70 million for the year ended December 31, 1999. These amounts principally relate to capital expenditures on existing facilities, including purchases of property and equipment, and acquisitions. Replacement capital expenditures for the Group's healthcare facilities may vary from year to year, but have generally remained constant at 5% to 6% of net operating revenues over the last three years.

The following table reflects the Group's capital expenditures for each of the last three years, by type:

	Year ended December 31,		
	1998	1999	2000
		(in millions)	
Replacement capital expenditures	€44.7	€47.9	€33.3
Regroupings[1]	0.8	10.4	18.1
Capacity capital expenditures[2]	6.1	6.1	5.3
Capital expenditures on acquisitions	0.4	2.0	6.2
Total capital expenditures (in cash)	52.0	66.4	62.9
Capital expenditures financed by new *Crédit Bail* finance leases			
Regroupings	13.7	—	—
Principal acquisitions	0.6	0.5	0.3
Other	3.7	3.0	6.9
Total capital expenditures	**€70.0**	**€69.9**	**€70.1**

(1) Capital expenditures for regroupings reflect the capital cost of the combination of healthcare facilities within the Group.

(2) Capacity capital expenditures reflect the amounts spent to increase the capacity of the Group's healthcare facilities.

Net cash used in financing activities for the year ended December 31, 2000 was €30 million, compared to €33 million for the year ended December 31, 1999. These amounts principally relate to the repayment of the Group's senior indebtedness and payments under its *Crédit Bail* finance lease obligations.

The aggregate amount of the Group's disbursements for income taxes over the past three years is less than the aggregate amount of its tax charges for this period due to the Group's utilization of prior years' tax losses. Management expects to continue to utilize existing tax losses, and consequently, for tax disbursements to be less than tax charges through 2003.

Capital Resources and Refinancing

Upon completion of the Global Offering, Générale de Santé intends to refinance a substantial portion of its outstanding indebtedness, including repayment of all its obligations under its outstanding shareholder bonds. Management believes that the refinancing, together with the application of the net proceeds to the Group from the Global Offering, will give the Group the financial strength to actively pursue its acquisition and expansion strategy. The table below shows the impact of the proposed refinancing and the Global Offering on the Group's consolidated balance sheet as of December 31, 2000.

	Historical Data as of December 31, 2000	Net Adjustments for Global Offering	Net Adjustments for Refinancing	Data as of December 31, 2000 as Adjusted for Refinancing and Global Offering
		(in millions)		
Bonds	€231	€(182)	€(49)	—
Crédit Bail Finance Leases	253	—	—	253
Bank debt — old	79	—	(79)	—
— new	—	—	125	125
Other debt	21	—	—	21
Total long-term liabilities	584	(182)	(3)	399
Cash and cash equivalents	(42)	—	3	(39)
Net financial debt	€542	€(182)	€ 0	€360
Shareholders' Equity	€ 65	€ 182	—	€247

The refinancing will principally involve the execution of a new credit agreement prior to the closing of the Global Offering, pursuant to which a new €183 million credit facility will be made available to the Group. The credit facility consists of three lines of credit as follows:

(i) a €106.7 million medium term loan, €65.6 million of which will be available from the closing of the Global Offering and may be drawn down until July 20, 2001. The Group may draw down the full €65.6 provided that the gross proceeds of the Global Offering are at least €76.2 million. The €65.6 million may be reduced to the extent that the gross proceeds to the Group of the Global Offering are less than €76.2 million. The balance of the medium term loan, €41.1 million, will be available from June 12, 2001;

(ii) a €45.8 million revolving credit facility which will be available from June 12, 2001; and

(iii) a €30.5 million acquisition facility, €19.8 million of which will be available from June 12, 2001 and may be drawn down until the closing of the Global Offering. From the closing of the Global Offering until June 30, 2003, the entire amount of the acquisition facility will be available (reduced by amounts previously drawn down under the facility) provided that the gross proceeds to the Group of the Global Offering of the Global Offering are at least €76.2 million.

Except as otherwise described above, all amounts under the new credit facility mature on June 30, 2008. See "Description of Certain Indebtedness."

Générale de Santé intends to use the proceeds from the Credit Facility, together with the net proceeds to the Group from the Global Offering, to repay the Group's outstanding facility under its senior credit agreement, dated July 2, 1997, as amended, in the amount of €79 million and to redeem €231 million of outstanding bonds.

Générale de Santé expects to receive net proceeds from the Shares sold by it in the Global Offering of approximately €182 million. Giving effect to the refinancing and the Global Offering as if they had occurred on December 31, 2000, the Group's net financial debt would have been reduced from €542 million (on a historical basis) to €360 million (on a pro forma basis, after giving effect to the application of the net proceeds of the Global Offering and the refinancing). Shareholders' equity would have increased from €65 million (on a historical basis) to €247 million (on a pro forma basis, after giving effect to the application of the net proceeds of the Global Offering and the refinancing). The average cost of the Group's net financial indebtedness during the year ended December 31, 2000 (computed as the ratio of financial charges for the fiscal year to net financial indebtedness at December 31, 2000) was 6.9%. Giving effect to the refinancing and the Global Offering as if they had occurred on January 1, 2000 and assuming a 6.9% estimated average interest rate on net financial indebtedness, financial charges would have been reduced from €42 million (on a historical basis) to €25 million (on a pro forma basis). The net debt-to-EBITDA ratio would have been reduced from 4.3 to 2.8 and the net debt-to-equity ratio from 8.3 to 1.5.

Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, suppliers pass along rising costs to the Group in the form of higher prices. In 2000, Générale de Santé implemented the central purchasing system which has led to decreases in the cost of its purchases. See "Business—Central Purchasing Group." Générale de Santé may not be able to cover or offset future cost increases.

Quantitative and Qualitative Disclosures About Market Risk

Under its new financing arrangements, Générale de Santé will be required to (i) hedge at least 60% of the amount of its net indebtedness against interest rate fluctuations, and (ii) retain the necessary equity interest in its principal subsidiaries so as to benefit from the advantages of fiscal integration. See "Description of Certain Indebtedness." The Group intends to make the necessary hedging arrangements to ensure that any change in the interest rate affecting the Group's variable rate debt would not result in any material fluctuation in its interest expense.

BUSINESS

General

Générale de Santé is the leading provider of private hospital healthcare services in France in terms of number of facilities, revenues and EBITDA. The Group has 157 private healthcare facilities, of which 137 are located in France. As of March 31, 2001, the Group's facilities in France had a capacity of 11,520 beds and 1,124 day-care beds. The Group also has eight medical analysis laboratories and nine medical imaging centers in France. In 2000, Générale de Santé had total revenue of €885 million and EBITDA of €127 million. Operations in France accounted for 96.8% of the Group's 2000 revenues and 98.5% of its 2000 EBITDA. The Group also has operations in Switzerland, Italy, Portugal and Canada.

Générale de Santé offers a variety of hospital healthcare services, including a full range of inpatient and outpatient medical and surgical services. The Group's operations are divided among the following sectors:

- *Healthcare*, including medicine, surgery, obstetrics and medical imaging (which as a group are referred to in this offering memorandum as "acute care"), psychiatry, post-acute care and rehabilitation (convalescence, post-operative), and oncology-radiotherapy. Together, the Group's Healthcare activities in France generated 79% of its total revenues in 2000;
- *Dependent Care*, involving care for the elderly and dependent persons. The Group's activities in this sector are carried on through a 52.5%-owned subsidiary (as of December 31, 2000) and accounted for 8% of its total revenues in 2000;
- *Services,* including catering and cleaning services and other services provided to healthcare facilities within the Group as well as to other private and public hospitals. The Group's Services activities generated 6% of its total revenues in 2000;
- *Diagnostics*, involving medical analysis conducted in laboratories. Activities in this sector accounted for 4% of the Group's total revenues in 2000, including Laboratoire Lévy, sold in 2000, which accounted for 2.7% of the Group's revenues; and
- *International,* which represents the Group's activities in Switzerland, Italy, Portugal and Canada. International activities accounted for 3.2% of the Group's total revenues in 2000.

France has a diversified hospital system, which includes public facilities, non-profit private institutions and private commercial facilities. See "The French hospital sector." Générale de Santé's facilities represent an alternative to public hospitals in France. The Group is recognized as an established and efficient provider of high quality private hospital healthcare services in France.

Générale de Santé, in partnership with approximately 3,000 physicians possessing skills in a large number of medical fields, offers a full range of healthcare services to patients. Each of Générale de Santé's doctors is independently contracted with a Group facility to provide services in that facility.

In 2000, Générale de Santé provided medical care to over 1 million patients, 185,000 of which received care on an emergency basis. Physicians in the Group's facilities performed nearly 500,000 operations (approximately 33% of which were performed on an outpatient basis), provided approximately 150,000 dialysis sessions and attended more than 18,000 births. As of December 31, 2000, approximately 3,700 elderly and dependent persons resided in the Group's dependent care facilities.

The Group's facilities have been ranked in patient surveys as among the best private healthcare facilities in France in terms of patient satisfaction. Surveys by *Le Figaro Magazine*, a leading French periodical, placed the Group's Sévigné Clinic in Rennes and Saint Martin Hospital in Caen at the top of its rating of the top 50 private healthcare facilities in France in 1999 and 2000, respectively. In 2000, 29 of the Group's facilities were ranked in *Le Figaro's* surveys as among the best in France.

Competitive Strengths

Générale de Santé believes that it is well positioned to implement its key strategies, relating to internal growth and international expansion, as a result of its competitive strengths, which include those listed below.

Leader in the French Private Hospital Sector

Générale de Santé is the leading provider of hospital healthcare services in the French private hospital sector in terms of revenues with a market share of approximately 10%. The Group is well positioned to expand its share of this market, which generated approximately €7.2 billion in sales in 1999. With approximately 1,400 institutions, many of which are small, independent facilities, the sector is fragmented and therefore offers significant opportunities for consolidation.

Management considers the French private hospital sector to be an attractive market for reasons other than the size of the market. The solvency of the French private hospital sector is assured by the national social security system, which provides the French population with access to healthcare in this sector by financing patients' medical expenses. Services offered in this sector, with approximately 53,000 medical professionals in private practice (according to the DREES, the Division of Statistics at the French Health Ministry), are as diversified and complete as those offered in the French public hospital sector and include leading edge medical procedures. According to FIEHP and UHP, private hospital sector trade associations, and the March 2000 edition of *Informations Hospitalières*, a French healthcare industry publication, the French private hospital sector conducts 60% of all surgical procedures and performs 86.2% of all outpatient surgery in France.

Leader in the European Private Hospital Sector

Management believes that Générale de Santé is the leading provider of private hospital healthcare services in Europe as measured by revenues. Based on its expertise in the development of a network of healthcare facilities and the provision of high quality healthcare services in the French private hospital sector, the largest and most developed in Europe, the Group intends to leverage its position to increase its presence in Europe and to be a consolidator of the European private hospital healthcare market.

Restrictions on New Entrants in the Market

The French private hospital sector is heavily regulated. Healthcare regulations limit the total number of authorized beds and day-care beds for the private hospital sector. No additional beds or day-care beds have been authorized during the last 20 years. This limitation on hospital capacity is a strong barrier to entry for new competitors and confers a considerable competitive advantage on established players in the sector.

Experienced Management Team with a Strong Track Record

Daniel Bour, a member of the management team since 1987 and Chief Executive Officer since 1997 and his stable, experienced team of executives successfully carried out the leveraged management buyout of Générale de Santé with the Cinven investment fund in July 1997. Since that date, the management team has significantly restructured the Group through consolidations, divestitures and selective closings of facilities. The management team has also succeeded in taking advantage of acquisition opportunities and significantly improving the management of these acquired institutions.

Strong Relationship with Both Regulatory Authorities and Physicians in the Private Sector

Générale de Santé has an established working relationship with French national and regional healthcare regulatory authorities. Given the Group's size and geographic coverage, it is well represented in professional organizations and engages in in-depth dialogue with national and regional authorities.

The Group contracts with approximately 3,000 physicians to practice in its facilities. Générale de Santé seeks to attract and retain the highest quality doctors. Management believes that the Group's advanced technical facilities and its reputation for quality service enhance its efforts to build upon its relationships with its medical professionals.

Provider of Comprehensive Care Solution

Générale de Santé offers services in all of the major areas of hospital healthcare and additionally provides services in the dependent care sector and performs service activities for hospitals besides its own. This diversity enables the Group to better meet patients' needs and respond to national and regional healthcare goals. In addition, this diversity reduces the susceptibility of the Group's earnings to regulatory and pricing changes.

Locally Managed Institutions Within a National Framework

Although the Group's healthcare facilities are operated relatively independently from each other, the Group has implemented standardized and centralized tracking and monitoring procedures enabling it to achieve economies of scale. The Group also frequently measures the performance of, or benchmarks each of its facilities.

Strong Prospects for Earnings Improvement

Générale de Santé has significantly increased profitability since 1997 while at the same time improving the range and quality of the hospital healthcare services it offers. However, the potential for further improvement remains strong and the Group will attempt to achieve increased profitability by focusing on:

(i) **growth in sales volume**: Générale de Santé is targeting a sales volume that will enable it to increase its earnings while reducing overhead costs;

(ii) **specialization**: The Group attempts to optimize the activity of each healthcare facility in its network by increasing specialization to better respond to patients' needs and to develop "centers of excellence," facilities considered by patients as the preeminent healthcare institutions either in their area or for a particular specialization;

(iii) **creation of synergies**: Générale de Santé plans to implement further acquisitions, dispositions, consolidations and closures with a view to creating synergies among its institutions and to expand the range of healthcare services offered;

(iv) **economies of scale**: The Group relies on its increasing size to achieve greater economies of scale, particularly with respect to its purchase expenses with the creation of a central purchasing group in 2000.

Strong Potential for Both Organic and External Growth

The increase in Générale de Santé's volume of activities, excluding the effect of pricing (calculated on a national basis, for all healthcare facilities), was an average of 5.0% per year between 1998 and 2000 (at a constant scope of consolidation for 1999 and 2000—See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Scope of Consolidation"). For the acute care, psychiatry and post-acute care and rehabilitation sectors, the average increase in revenues between 1998 and 2000 was 3.6% per year, excluding the effect of pricing, compared to 1.8% per year for the private hospital sector over the same period.

The Group has demonstrated its ability to expand its operations in the private hospital sector in France and abroad. It intends to continue to seek such growth and will attempt to increase its share of the French private hospital sector market from 10% to 20% in the medium term. See "Forward-Looking Statements" and "Risk Factors". The Global Offering will put the Group in a better position to expand in France and abroad as a result of its reduced debt levels. See "Use of Proceeds." In France, the fragmentation of the private hospital sector, which the Group estimates has more than 1,200 independent healthcare facilities, offers Générale de Santé numerous acquisition opportunities. Opportunities to expand into other countries, particularly in southern Europe, are also strong.

Strategy

Build a "Générale de Santé" Brand

Générale de Santé has consistently made extensive capital expenditures in its healthcare facilities to ensure that they are among the most modern in France and to offer services at the highest level of quality. Générale de Santé now wishes to utilize this strategy by creating a brand to be used by all of its facilities.

Certification Program

Générale de Santé's efforts to build a brand are driven in part by a certification program introduced in December 2000. The certification, awarded by *AFAQ*, a French independent association for the promotion of quality, is based on the following commitments to address patients' needs:

(i) promote patient safety (which the Group has attempted to implement through the installation of surveillance systems in its facilities);

(ii) provide personalized service and attention;

(iii) provide patients with necessary and understandable information;

(iv) seek to better understand patient expectations; and

(v) reduce pain with personalized treatment.

The implementation of the certification program will help the Group build a brand that will promote the excellence of its healthcare network, enhance the reputation of doctors practicing in the Group's facilities and better allow the Group to acquire the trust of patients and their families.

Excellence of Medical Professionals

Générale de Santé seeks to attract and retain the best physicians in France to practice in its facilities. Management has attempted to build a cohesive medical community within the Group by establishing a relationship of long-term trust with its medical professionals and by fostering shared values and skills within that community. The Group believes that promoting the quality of its medical professionals and the environment in which they work will strengthen its image with patients and further establish its brand in the market.

To build upon its "team" culture, the Group frequently organizes discussion groups and task forces, such as those listed below.

The Medical Scientific Committee

This committee, established in December 2000, is responsible for fostering links and exchanges among the Group's doctors, based on four areas of discussion:

- fostering individual excellence among practitioners;
- identifying and encouraging synergies;
- developing a partnership between practitioners and management; and
- enhancing communication through the implementation of new tools, such as an intranet, an internet web site and a practitioners' newsletter.

The committee consists of 16 physicians, each a chairman of a specialty club (described below), and is chaired by Professor Christian Sainte-Rose, professor of pediatric neurosurgery at the Necker Hospital, in Paris.

Specialty Clubs

These clubs, in place for nearly 10 years, are comprised of medical professionals who practice the same specialty in the Group's facilities, including, among others, nephrology, urology and gynecology. They facilitate the sharing of information and communication of knowledge among colleagues in the same field of practice.

Grow Organically and through Acquisitions

Générale de Santé seeks to grow organically and through acquisitions. The Group's goal is to attain 20% of the French private hospital sector market over the next five to ten years. To achieve this market share objective, the Group has implemented the following strategies:

Maximize Usage of Existing Facilities

Générale de Santé's efforts to build a brand by improving patients' standard of care, addressing patients' needs and recruiting high quality medical professionals are aimed at enabling the Group to

expand its overall capacity to accommodate patients in its existing facilities. Taking into account the recent reduction in length of hospital stay and the development of outpatient surgery, the Group's facilities have the capacity to accommodate substantially more patients than are currently receiving treatment.

Make Selective Acquisitions

Générale de Santé is experienced in acquiring healthcare institutions, having acquired 13 significant hospital healthcare facilities between 1998 and 2000 and 3 significant acute care facilities during the first quarter of 2001, collectively containing approximately 1,400 beds and day-care beds. The Group selects acquisition targets on the basis of the following criteria:

(i) completing the Group's regional network of facilities with a view to reinforcing synergies with existing operations; and

(ii) acquiring high quality facilities which have the potential of becoming benchmark institutions and centers of excellence in the Générale de Santé network.

The Group is in a position to seize new growth opportunities through acquisitions and is now considering a broad range of acquisition projects.

Diversify Activities

Générale de Santé intends to expand the range of services it presently offers to patients in order to better satisfy their medical needs. These additional services include, among others, plastic surgery and services linked to well-being.

The Group is additionally considering promoting the services it offers in order to attract foreign patients to the facilities in France. Management believes that the development of private insurance, as well as the existence of regulations in the European Union, together with a strong Générale de Santé brand, will help the Group attract patients from beyond French borders. The regulation of the French healthcare system, which allows rapid access to care at competitive prices, should also help the Group promote the benefits of its services abroad.

Expand International Operations

Générale de Santé intends to build on its leading position in the French private hospital sector, the largest in Europe, and its knowledge of the healthcare markets in other European countries. The Group will attempt to capitalize on its presence and experience in Italy and Portugal to seize opportunities for growth in there and in Spain. The Group expects to achieve such international development through acquisitions or by entering into management contracts with some of the leading medical facilities in those countries.

Italy

Générale de Santé intends to develop its activities in northwest Italy, specifically in the regions of Piedmont, Liguria, Lombardy and Valle d'Aosta. Expansion here may be achieved by acquiring existing private acute care facilities or by opening private wings in public hospitals. The Group is the only private healthcare operator managing a private wing of a public healthcare facility in Italy.

The Group is in negotiations regarding two acquisition projects in Italy (Emilia-Romagna and Trentino-Alto Adige). These facilities contain 80 and 50 beds, respectively, for acute care and rehabilitation.

Spain and Portugal

Together with France and Italy, Spain and Portugal represents a key target market for Générale de Santé's international expansion.

Management believes that expansion of the Group's operations in Portugal will be achieved primarily by extending the current management contract for the Amadora Sintra hospital to other hospitals in the country, in partnership with the Mello Group. The Amadora Sintra hospital is the only public hospital in Portugal to be privately managed.

Spain's strong economic growth has resulted in a divergence between the population's standard of living and its level of healthcare, providing an opportunity for the Group. The Spanish healthcare market is, however, like the Italian market, regional rather than national. As such, the Group is evaluating three geographical areas for possible development:

(i) southern Spain, where, due to its consolidated presence in Lisbon, Générale de Santé has the opportunity to participate in the management of public hospitals;

(ii) the Madrid region, identified as an area undergoing an extensive restructuring of its hospital facilities with acquisition opportunities in the sector of leading-edge medicine; and

(iii) the regions bordering France (Catalonia, the Basque Provinces), where rapid development may be achieved due to the proximity of existing facilities in France and therefore without substantial new investment.

Générale de Santé's objective is to enter the Spanish market by 2002.

Activities

Overview

Générale de Santé offers a variety of hospital healthcare services, including a full range of inpatient and outpatient medical and surgical services. The Group's operations are divided among the following sectors:

- *Healthcare*, including acute care (medicine, surgery, obstetrics and medical imaging), psychiatry, post-acute care and rehabilitation and oncology-radiotherapy;
- *Dependent Care*, involving care for the elderly and dependent persons;
- *Services*, including catering and cleaning services and other services provided to hospital healthcare facilities within the Group as well as to other private and public hospitals;
- *Diagnostics*, involving medical analysis conducted in laboratories; and
- *International*, which represents the Group's activities in Italy, Portugal and Canada.

The table below sets forth the breakdown of the Group's revenues as well as its EBITDA, by sector of activity for the year ended December 31, 2000:

	Revenue (in millions)	% of Total Revenue	EBITDA (in millions)	% of Total EBITDA
Healthcare				
Acute Care (incl. Medical Imaging)	€585	66.1%	€81	63.8%
Psychiatry	53	6.0	10	7.9
Post-Acute Care and Rehabilitation	46	5.2	8	6.3
Oncology-Radiotherapy	20	2.2	2	1.6
Total Healthcare	**704**	**79.5**	**101**	**79.6**
Dependent Care	**69**	**7.8**	**13**	**10.2**
Diagnostics	**39**	**4.4**	**6**	**4.7**
Service Activities	**55**	**6.5**	**7**	**5.5**
Other				
International Activities	28	3.2	3	2.4
Holding and Head Office	(10)(1)	(1.1)	(3)(1)	(2.4)
Total Other	**18**	**2.1**	**0**	**0**
Total Activities	**€885**	**100.0%**	**€127**	**100.0%**

(1) Represents the elimination of inter-sector revenues plus head office costs.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of March 31, 2001, the Group had 91 healthcare facilities and 46 dependent care facilities, with a total capacity of 11,520 beds and 1,124 day-care beds.

The table below sets forth the Group's capacity by sector of activity as of March 31, 2001:

	Number of facilities[1] 2001	Beds	Day-care beds	Chemotherapy Day-care beds	Dialysis Slots	Other Day-care beds	TOTAL Beds & Day-care Beds
Healthcare							
Acute care	50	5,881	579	93	181	9	6,743
Psychiatry	17	1,243	—	—	—	42	1,285
Post acute care and rehabilitation	11	666	—	—	—	211	877
Oncology-Radiotherapy	13	23	—	9	—	—	32
Dependent Care	46	3,707	—	—	—	—	3,707
Total Healthcare Activity	**137**	**11,520**	**579**	**102**	**181**	**262**	**12,644**
Other							
International	20	2,620	—	—	—	—	2,620
Total Other	**20**	**2,620**	**—**	**—**	**—**	**—**	**2,620**
Total Activities	**157**	**14,410**	**579**	**102**	**181**	**262**	**15,264**

(1) The number of facilities includes the facilities acquired in the first quarter of 2001 (i.e. Clinique Sainte Isabelle, Kennedy and Fougères.

Générale de Santé's facilities are located throughout France, concentrated in nine regions: Ile-de-France, Rhône-Alpes, Burgundy, Nord-Pas-de-Calais, Brittany, Lower Normandy, Upper Normandy, Provence-Alpes-Côte d'Azur and Aquitaine. Générale de Santé's facilities are generally located in areas with high population densities.

The following chart shows the geographic distribution of (i) the Group's revenues in 2000 by regions and (ii) the French population.



6.6%
3.1%
3.0%
2.4%
18.2%
2.2%
3.8%
2.9%
4.8%
5.4%
4.1%
2.7%
1.9%
2.7%
1.2%
2.2%
9.4%
4.8%
4.2%
3.8%
7.5%
0.4%

Figures represent the percentage of French population



Below 2%(1)
Between 2% and 5%(1)
Between 5% and 10%(1)
Above 10%(1)
Greater Paris Area 32%(1)

(1) As a percentage of Group hospital revenues.

As most of the Group's facilities are located in large urban centers, 56% of the Group's revenues are derived from urban centers with more than 500,000 inhabitants.

Distribution of the Revenues of Urban Center Type



21%
32%
8%
15%
15%
9%
Greater Parisian Area (9.6 million residents)
Urban centers with more than 1 million residents
Urban centers with 500,000 to 1 million residents
Urban centers with 200,000 to 500,000 residents
Urban centers with 50,000 to 200,000 residents
Urban centers with less than 50,000 residents or rural zones

Healthcare

The Group's Healthcare sector, representing 79% of the Group's total revenues in 2000, includes the following principal activities:

- acute care;
- psychiatry;
- post-acute care and rehabilitation; and
- oncology-radiotherapy.

Acute Care

Générale de Santé's services in the acute care sector cover a wide range of activities, including those of its acute care facilities and its medical imaging centers. The Group's operations in the acute care sector generated revenues of €585 million or 66.1% of the Group's total revenues and EBITDA of €81 million, or 63.8% of the Group's total EBITDA in 2000.

The following chart illustrates the evolution of the Group's acute care sector revenues, including medical imaging, from 1998 to 2000.

Revenues
(in millions of euros)


600
400
200
0
505
532
585
1998
1999
2000

In 2000, services provided by the Group's acute care facilities (excluding accommodation and amounts paid by physicians), were divided among the following specializations:

Revenues of Acute Care Facilities in 2000 by Specialization


1%
4%
1%
9%
5%
13%
54%
13%
Inpatient surgery
Outpatient surgery
Medicine
Births
Dialysis
Chemotherapy
Medical Imaging
Others

Activities in acute care facilities include:

- *surgical activities*: among the Group's key specializations in this area, orthopedics, represented 27% of admissions in 1999, ophthalmology represented 18% of admissions in 1999, and digestive

surgery, gastro-enterology and gynecology each represented approximately 10% of admissions in 1999; and

- *medical activities*: among the Group's key specializations in this area, digestive represented 34% of admissions in 1999, cardiology represented 14% of admissions in 1999 and gastro-enterology and urology represented 11% and 7%, respectively, of admissions in 1999.

The services of Générale de Santé's acute care facilities are provided through the Group's 94.5% owned subsidiary, Générale de Santé Cliniques.

As of March 31, 2001, Générale de Santé Cliniques operated 50 healthcare facilities with a total capacity of 5,881 beds and 862 day-care beds. The average capacity of a Group healthcare facility in the acute care sector (117 beds and 17 day-care beds) is larger than the average capacity of other private healthcare facilities in the French acute care sector (82 beds and 6 day-care beds).

The Group's 50 acute care facilities are divided into categories, as follows:

(i) hospitals, with a capacity of 150 to 300 beds and day-care beds;

(ii) clinics, with a capacity of 50 to 150 beds and day-care beds; and

(iii) specialized institutions.

As of March 31, 2001, the Group had eight hospitals, 23 clinics and 10 specialized institutions. Seven of the remaining acute care facilities are in the process of being consolidated into three hospitals (Paris Sud at Antony, Paris Nord at Bourget and the Jean Mermoz Private Hospital at Lyon), and the two others will be regrouped with public hospitals.

The average occupancy rates of Générale de Santé's acute care facilities by specialization in 2000 are as follows:

Discipline	2000 Occupancy Rates
Medicine	80.5%
Surgery	71.3
Obstetrics	62.8
All disciplines combined, except for outpatient services	72.3
Outpatient services	84.6

The occupancy rate for the Group's acute care facilities increased from 69.7% in 1994 to 72.3% in 2000, while, over the same period, the average length of a patient's stay fell from 5.7 to 5.2 days. The Group provides services to an increasing number of patients but treatments tend to be completed more quickly.

The following map illustrates the regional share of healthcare activities, calculated based on ISA points, of the Group's acute care facilities in France as of March 31, 2001:


25-35%
15-25%
10-15%
5-10%
0-5%
No presence
Nord Pas-de-Calais
10.9%
Basse-
Normandie
33.4%
Ile de France
13.3%
Bourgogne
25.2%
Rhône-Alpes
16.2%
Aquitaine
10.4%
PACA
10%

Générale de Santé is the leading participant in the private hospital sector in terms of surgical operations and deliveries performed. In 2000, the Group's acute care facilities performed approximately 500,000 medical procedures and 18,000 deliveries and represented 9.7% of the market share in terms of revenues in the acute care activities of the private hospital sector in 2000. The Group estimates that its closest competitor in the acute care activities has a market share in terms of revenues of only 2%.

The following graph illustrates the growth in admissions from 1997 to 2000 in the Group's acute care facilities compared to admissions in all acute care facilities in the private hospital sector:


4.0%
3.0%
2.0%
1.0%
0.0%
2.0%
2.8%
1.6%
3.9%
1.0%
1.0%
0.0%
2.3%
1997
1998
1999
2000
Total Private Hospital sector
Générale de Santé - Acute care

Source: Informations Hospitalières n°53, March 2000.

In 2000, the Group's operations in the acute care sector (excluding medical imaging) generated revenues of €569 million and EBITDA of €77 million, or 64.3% and 60.6% of the Group's total revenues and total EBITDA, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The revenues generated by the Group's acute care facilities in 2000 were apportioned as follows: (i) hospitals: 33%; (ii) clinics: 42%; (iii) specialized establishments: 10%; and (iv) facilities involved in a regrouping: 15%. Average revenue per bed and day-care bed in 2000 in a Group acute care facility (for all categories of facility, including those involved in a regrouping) was €84,000.

Générale de Santé recently performed an extensive restructuring of its acute care facilities to create homogeneous structures and common practices for service and care, to better utilize the expertise of its medical teams and to improve the performance of its technical facilities. This restructuring has been accompanied by increased cooperation with the public hospital sector.

Management believes that Générale de Santé has a strong potential for growth in the acute care sector as a result of the consolidation in the private hospital sector over the last 10 years. See "The French Hospital Sector—Advantages of the Private Hospital Sector."

Medical Imaging

Générale de Santé offers patients the most comprehensive medical imaging services in France. The Group has continually sought to improve its medical imaging services and expand the range of services it offers by seeking new authorizations from regulatory authorities. Medical imaging activities require authorization from either the DHOS, the hospital division of the French Ministry of Health, and/or the Regional Hospitalization Agency for the following equipment:

- magnetic resonance imaging or "MRI" machines;
- scanners;
- gamma cameras; and
- magnetic resonance angiography.

The table below lists the medical imaging equipment installed in the Group's facilities (including those pieces of equipment for which an entity not owned by the Group holds the relevant authorization) and of that number, the devices for which the Group is the holder of the administrative authorization, as of March 31, 2001:

Type of Device	Number of Units Installed	Number of Units for which the Group Holds an Authorization
MRI	8	3
Scanner	14	6
Gamma camera	10	6
Magnetic resonance angiography	33	15
Total	**65**	**30**

The eight MRI machines in the Group's facilities represent approximately 5% of the 181 MRI machines in France, of which 111 are owned by the public hospital sector. Management estimates that an additional 90 MRI machines are required to cover the current needs of the French population. The Group's 14 scanners represent approximately 2% of the 595 scanners in France.

Générale de Santé's medical imaging activities are carried out in the Group's acute care facilities as follows:

(i) by a third-party company contracted to do so by Générale de Santé, which remits a negotiated percentage of its sales to the Group's facilities in which the activities are performed. The amounts received from the third party are included in the revenues of the Group's facility;

(ii) directly by the facilities themselves. Revenues generated are directly included in the facilities' revenues; or

(iii) by a company within the Générale de Santé group of companies, whose sole purpose is the operation of medical imaging equipment. In this case, revenues from medical imaging

activities are included in the financial accounts of the Group's medical imaging company, rather than in the facilities' revenues.

In 2000, the third category above generated revenues of €16 million, or 1.8% of the Group's total revenues, and EBITDA of €4 million, or 3.1% of the Group's total EBITDA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Psychiatry

Générale de Santé's activities in the psychiatry sector are carried out by its wholly owned subsidiary, Médipsy. As of March 31, 2001, Médipsy was comprised of 17 psychiatric institutions providing specialized care. These facilities treat patients with acute episodes of transient mental illnesses, such as depression, obsessive behavior and multiform neuroses, and long-term mental illness, such as schizophrenia and manic-depressive psychoses. The Group is a recognized participant in the psychiatry sector.

The Group's facilities treat patients voluntarily seeking treatment. Cases of forced hospitalization are reserved, by regulation, for facilities in the public hospital sector. The Group also does not treat patients suffering from serious pathologies and does not participate in treatment and rehabilitation programs for persons serving criminal sentences.

The National Health Accreditation and Evaluation Agency recently required that all healthcare facilities in France apply for accreditation by April 1, 2001. Four of the Group's facilities which have already been accredited by this agency are the first psychiatric centers in France to have successfully completed the entire accreditation procedure.

The Group's psychiatric facilities are located in nine regions in France, as illustrated by the following map:


France
Greater Paris Area
Clinique des Sorbiers
Les Rosiers
La Résidence
Clinique Val de Seille
Cers Capbreton
Cers Saint Raphaël
Clinique Saint Barnabé
Le Floride

As of March 31, 2001, the Group's psychiatric facilities had a total capacity of 1,285 beds, including 42 day-care beds, and an occupancy rate of 97.4% with an average stay of 34 days. Générale de Santé's psychiatric facilities generate approximately 13% of the revenues of the private hospital psychiatric sector in the nine regions in which the Group's facilities are present.

In 2000, the Group's operations in the psychiatry sector generated revenues of €53 million, or 6% of the Group's total revenues, and EBITDA of €10 million, or 7.9% of the Group's total EBITDA. Average revenue per facility for this period were approximately €3 million and average revenues per bed and day-care bed was €41,000.

The following graph illustrates the growth in the Group's psychiatry sector revenues from 1998 to 2000:


Revenues
(in millions of euros)
55
50
45
40
46
47
53
1998
1999
2000

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Over the past ten years, Générale de Santé has significantly increased the number of private rooms in its psychiatric facilities. This has allowed a significant improvement in the condition of the Group's accommodations and has increased profitability. Current programs to add additional private rooms will be completed by the end of 2001. Additional growth in this sector may occur through acquisitions.

Post-Acute Care and Rehabilitation

Générale de Santé is a leading provider of post-acute care and rehabilitation in the French private hospital sector based on market share. The Group's activities in this sector include several types of post-acute care and rehabilitation, including orthopedic, trauma, neurological and cardiac. Patients are cared for by multidisciplinary medical teams in high quality technical facilities.

The Group's post-acute care and rehabilitation activities are carried out by its wholly-owned subsidiary, Dynamis. As of March 31, 2001, Dynamis had 11 facilities, several of which are distinguished in their respective specialties, including:

- the *Centre Européen de Réadaptation du Sportif* at CapBreton in the Landes area, the widely recognized facility specializing in rehabilitation for professional and other high-level athletes;
- the IRIS Center, near Lyon, which is recognized as the regional benchmark in cardiac rehabilitation; and
- two facilities specializing in nutritional rehabilitation for sufferers of diabetes and obesity and a facility in Marseille which treats problems linked to alcohol dependency.

The Group's post-acute care and rehabilitation facilities are located in seven regions of France as shown on the map below:


France
Greater Paris Area
LILLE
Clinique de l'Escrebieux
AMIENS
Clinique de la Roserai
Clinique Eugénie
ROUEN
METZ
CAEN
CHALONS EN CHAMPAGNE
PARIS
STRASBOURG
Clinique Pen An Dalar
RENNES
Clinique de l'Espérance
Clinique du Moulin
ORLEANS
Clinique Notre Dame de Pritz
Clinique du Parc
NANTES
Clinique Belle Allée
BESANÇON
DIJON
Clinique de Freschine
POITIERS
CLERMONT FERRAND
Clinique des Monts du Forez
LIMOGES
Clinique A
LYON
Clinique Mon Repos
BORDEAUX
TOULOUSE
MONTPELLIER
MARSEILLE
Clinique Saint Martin
Clinique de l'Ange Gardien
Clinique du Château de Perreuse
Clinique des Yvelines

As of March 31, 2001, the Group's 11 post-acute care and rehabilitation facilities had a total capacity of 666 beds and 211 day-care beds. The average capacity per facility is approximately 80 beds and day-care beds, although there are considerable variations from the average, with capacities at the Group's facilities ranging between 35 and 145 beds and day-care beds. In 2000, these facilities had an occupancy rate of 94.3% with an average stay of 30 days. Générale de Santé's facilities represent approximately 5% of the activity of the private hospital sector's post-acute care and rehabilitation sector. The private hospital sector represents 25% of the post-acute care and rehabilitation activity of the French hospital sector.

In 2000, the Group's operations in the post-acute care and rehabilitation sector generated revenues of €46 million, or 5.2% of the Group's total revenues, and EBITDA of €8 million, or 6.3% of the Group's total EBITDA. Average revenues per facility for this period were approximately €4.1 million and average revenue per bed and day-care bed was €52,000.

The following graph illustrates the growth in the Group's post-acute care and rehabilitation sector revenues from 1998 to 2000:


Revenues
(in millions of euros)
50
40
30
20
10
0
40
44
46
1998
1999
2000

The post-acute care and rehabilitation sector has enjoyed strong growth as a result of the reduction in the length of stays in acute care facilities, the aging of the population and the growing demand for dependent care. France is, however, currently experiencing a shortage of beds in this

sector. The Group recognizes this shortage of capacity as an opportunity for expansion and is considering converting some acute care facilities into post-acute care and rehabilitation centers.

Oncology-Radiotherapy

According to the French Medical Press Association, cancers are currently the most significant illnesses affecting the French population, with approximately 250,000 new cases each year. Treating cancers requires an integrated multidisciplinary approach in coordinated care networks organized around sophisticated technical facilities and highly skilled medical teams.

With 13 radiotherapy centers treating approximately 13,500 patients a year, including one radiotherapy center in Lausanne, Switzerland, Générale de Santé believes it has the leading network of private cancer treatment centers in France. Furthermore, management believes that there are no comparable networks of cancer centers in Europe. The centers of the Générale de Santé network are located in four main regions of France: Nord-Pas-de-Calais, Ile-de-France, Rhône-Alpes and Provence-Alpes-Côte d'Azur, as illustrated in the following map:


France
Greater Paris Area
Clinique de l'Escrebieux
AMIENS
Clinique de la Roserai
ROUEN
Clinique Eugénie
METZ
PARIS
CHALONS EN CHAMPAGNE
STRASBOURG
Clinique Pen An Dalar
Clinique de l'Espérance
Clinique du Moulin
Clinique Notre Dame de Pritz
Clinique du Parc
Clinique Belle Allée
DIJON
Clinique de Freschine
POITIERS
Clinique des Monts du Forez
CLERMONT FERRAND
LIMOGES
Clinique A
LYON
Clinique Mon Repos
BORDEAUX
TOULOUSE
MONTPELLIER
MARSEILLE
Clinique Saint Martin
Clinique de l'Ange Gardien
Clinique du Château de Perreuse
Clinique des Yvelines

According to a national survey on radiotherapy in 1999 published in April 2001, Générale de Santé's oncology-radiotherapy facilities hold approximately 15% of the radiotherapy market in the private hospital sector.

In 2000, the Group's operations in the oncology-radiotherapy sector generated revenues of €20 million, or 2.2% of the Group's total revenues, and EBITDA of €2 million, or 1.6% of the Group's total EBITDA. Average revenues per facility for this period were approximately €1.5 million.

The following graph illustrates the evolution of the Group's oncology-radiotherapy sector revenues from 1998 to 2000:


Revenues
(in millions of euros)
30
20
10
0
18
20
20*
1998
1999
2000

At a constant scope of consolidation (excluding the effect of acquisitions and dispositions and closures), revenues in the oncology-radiotherapy sector increased by 6% from 1999 to 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Scope of Consolidation."

Générale de Santé attempts to offer persons suffering from cancer complete medical and psychological treatment. To better achieve this objective, the Group is making significant investments in oncology-related technology and working towards improved treatments for this pathology. Management expects, based upon a plan prepared by the French Ministry of Health, that there will be an increase in tariffs for oncology-radiotherapy services and equipment.

Dependent Care

Générale de Santé is an operator of elderly and dependent care in the private hospital sector. The Group houses elderly and dependent care patients through a 52.5% owned subsidiary as of December 31, 2000, Générale de Santé Médico-Social or "GSMS." Sagesse owns the remaining 47.5% of GSMS.

GSMS seeks to respond to the needs of elderly and dependent care patients in areas of autonomy, security, companionship and household services, as well as to the needs for assistance and care for those with greater dependency. GSMS operates dependent care facilities under different brand names based on the level of care required by residents of such facilities. As of March 31, 2001, GSMS operated the following facilities:

- 22 "*Tiers Temps*" facilities located in urban centers, housing up to 1,775 residents;
- 11 "*Thémis*" facilities, housing up to 978 residents;
- five "*Eleusis*" facilities, residences for persons suffering from Alzheimer's disease;
- two healthcare clinics and two hotel-restaurants; and
- four rental residences for the elderly.

Since 1997, GSMS has diversified its range of services by creating eight home-assistance agencies through a structure known as Ascaide. GSMS facilities are located in every region of France, with the exception of the regions of Brittany and Alsace-Lorraine.

In 2000, the Group's operations in the dependent care sector generated revenues of €69 million, or 7.8% of the Group's total revenues, and EBITDA of €13 million, or 10.2% of the Group's total EBITDA.

The following graph illustrates the evolution of the Group's dependent care sector revenues from 1998 to 2000:


Revenues
(in millions of euros)
100
80
60
40
20
0
50
59
69
1998
1999
2000

The dependent care sector has experienced significant growth which management expects to continue with the aging of the French population. According to the March 2001 edition of *INSEE Première*, the number of persons in France over the age of 75 is expected to triple in the next 50 years, and the number of people over the age of 85 is expected to increase four fold over the same period.

Services

In 1999, Générale de Santé's activities in the services sector were consolidated into one wholly-owned subsidiary, Services et Santé, or "SES". Générale de Santé has entered into several agreements with the Elior Group, including a joint venture in 1999 allowing the Group to offer a more complete range of services and eventually sell SES to Elior. Pursuant to the agreement, in May 2001 Générale de Santé exercised an option to require the Elior Group to purchase from the Group 35% of the share capital of SES. This acquisition is expected to close before June 30, 2001. After the disposition Générale de Santé will remain the majority shareholder of SES.

In 2000, the Group's services activities generated revenues of €55 million, or 6.2% of the Group's total revenues, and EBITDA of €7 million, or 5.5% of the Group's total EBITDA.

The following graph illustrates the evolution of the Group's services sector revenues from 1998 to 2000.

Revenues
(in millions of euros)


100
80
60
40
20
0
71*
40
55
1998
1999
2000

**Revenues in the service sector excluding the entities sold in 1998, would have been €34.8 million in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Scope of Consolidation."*

SES carries on its services activities through Hôpital Service, Santé Boutique and and Téléservice Santé.

Hôpital Service

The Group believes that Hôpital Service is a leader in the French market in cleaning services and hotel services in the medical field, and maintains an average of approximately 15,000 beds and 5 million square meters of floor space in nearly 150 locations, including both Group and other facilities. With approximately €44 million in revenues in 2000, Hôpital Service has progressively extended its range of services to provide other services in the medical field, including preparation and distribution of meals and laundry management. Hôpital Service has approximately 2,500 employees, approximately 20% of which work part-time.

Téléservice Santé/Santé Boutique

Téléservice Santé, which initially specialized in the management of television and telephones in the hospital environment, has progressively extended its know-how to the setting up and managing of cafeterias in medical facilities. Téléservice Santé, which has approximately 200 employees managing 14,000 television sets and 36 cafeterias, generated revenues of approximately €11 million in 2000.

Joint Venture with the Elior Group

The joint venture between Générale de Santé and Elior regarding Santé et Services is described under the heading *"Business—Partnerships—Elior."*

Diagnostics

Générale de Santé's diagnostics activities are carried out through a national network of medical analysis laboratories which are typically located in Group facilities. The Group's eight laboratories are operated as a *Société d'Exercice Libéral*, in partnership with the scientists working in the facilities. The laboratories are involved in all activities of multifunctional medical biology: hematology, biochemistry, immunology, microbiology and parasitology.

In 2000, the Group's diagnostics operations generated revenues of €39 million, or 4.4% of the Group's total revenues, and EBITDA of €6 million, or 4.7% of the Group's total EBITDA.



Revenues
(in millions of euros)
100
80
60
40
20
0
45
54
39*
1998
1999
2000

**Excluding the disposition of Laboratoire Lévy, sold in 2000, revenues increased by 14% between 1999 and 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Scope of Consolidation."*

International

Générale de Santé's operations outside of France are carried on through its wholly-owned UK subsidiary, Générale de Santé Development International or "GDSI." In 2000, the Group's international activities generated revenues of €28 million, or 3.2% of the Group's total revenues, and EBITDA of €3 million, or 2.4% of the Group's total EBITDA.



Revenues
(in millions of euros)
30
20
10
0
20
24
28
1998
1999
2000

The Group's international facilities are located in the following countries:

Italy

The Group currently operates four healthcare facilities in Italy, of which two are wholly owned by GDSI, one is 92.2%-owned by GSDi and one is jointly managed by GDSI. In 2000, the Group's activities in Italy generated revenues of €11 million.

Portugal

GDSI conducts its operations in Portugal through management contracts in two facilities, one public hospital and one private non-commercial hospital, whose management has been outsourced to the private sector. In 2000, the Group's activities in Portugal generated revenues of €400,000.

Canada

Générale de Santé's operations in Canada, primarily in the province of Quebec, are carried out through a 50%-owned subsidiary, Générale de Santé Services Holding. This subsidiary owns 66% of eight long-stay facilities providing medical services, approved by government health agencies, and three private residences for the elderly.

Other

The Group also has operations in Latin America, specifically in Chile and Venezuela, where it manages two acute care facilities through a subsidiary, Générale de Santé Latin America. The revenues generated from these activities are not consolidated in Générale de Santé's financial results.

Competition

Competition in the private hospital sector is local and concentrated in centers of geographically concentrated populations with similar behaviors in the use of healthcare services. Générale de Santé believes that it is in an extremely favorable competitive position in the main centers in which it is present, based on the following factors:

- as a result of its size and recognition within the French hospital sector, the Group believes it has the potential for significant external growth through the acquisition of new facilities or by attracting teams of medical professionals to its existing facilities; and
- the Group's facilities have a reputation for excellence in the centers in which they are located.

Competition within the private hospital sector varies based on the sector of activity.

Participants in the private hospital sector

The private hospital sector is characterized by a large number of independent healthcare facilities, smaller local groups of institutions and larger networks of facilities, including Générale de Santé.

In 2000, more than 80% of facilities in the private hospital sector were independently managed by practitioners. These institutions tend to be small, with an average capacity, based on 1998 data, of approximately 82 beds and 6 day-care beds (compared to the average capacity of a Générale de Santé facility of approximately 117 beds and 17 day-care beds). Management believes that many of these independent facilities are currently experiencing business difficulties as a result of increasing market consolidation and that many of these facilities will be consolidated into larger networks or closed in the coming years.

Local groups of institutions involve, in most cases, three or four healthcare facilities located in or near the same population center. These institutions generally consist of groups of practitioners organized around a lead facility that follows a business policy that attempts to benefit from integration with other facilities in the group and from economies of scale. Management believes that this strategy is limited by the practitioners' capacity to form an association of facilities within the group, the financial resources at the group's disposal, problems of succession that may be encountered and difficulties involved in satisfying the dual duties of physician and manager.

In France, networks of facilities similar to Générale de Santé's began to develop in the early 1980s. All of the other networks in France have fewer facilities and hold less market share than the Group. The Group's most significant competitor in the private hospital sector is Clininvest, an 85% owned subsidiary of Suez, a leading French industrial company. Clininvest has 24 healthcare facilities, including three psychiatric institutions, with a total capacity of approximately 2,600 beds and day-care beds. According to the December 5, 2000 edition of the French newspaper Les Echos, and Clininvest's website, Clininvest has approximately a 2% market share of the private hospital sector, compared to the 9.3% market share of the Group's facilities. Other networks of facilities in the private hospital sector, such as the Hexagone Hospitalisation group, Santé Investissement, Universal Healthcare Services and Arvita, have several healthcare facilities but are significantly smaller than the Group in terms of number of facilities and market share. Management estimates that the cumulative revenues of all of the networks of facilities in the private hospital sector (excluding the Group) are less than the Group's revenues.

More Competition in Dependent Care

Several major French service groups entered the dependent care sector between 1980 and 1990. This market is, therefore, more competitive than it was in 1980, especially with respect to residences for the elderly. There are approximately 1,500 facilities for the elderly in France, which generated revenues of approximately €1.5 billion in 2000.

The Group, in partnership with Sagesse, operates 46 facilities for the elderly and dependent care patients through GSMS. In 2000, the Group's facilities generated revenues of €69 million. See "Business—Activities—Dependent Care."

The Group's most significant competitors in the dependent care sector are Médica France, affiliated with the Caisse des Dépôts et Consignations, and Médidep.

Partnerships

Physicians

Générale de Santé considers the physicians engaged in private practice in its facilities to be essential to the provision of healthcare services. The Group seeks to attract and retain the best physicians in France to practice in its facilities. Management has attempted to build a cohesive medical community within the Group by establishing a relationship of long-term trust with its medical professionals and by fostering shared values and skills within such community. To build upon its "team" culture, the Group frequently organizes discussion groups and task forces, including the Medical Scientific Committee and the Specialty Clubs. These groups allow physicians in the Group's facilities to share medical information so as to continually build on the high standard of care offered to patients.

As of December 31, 2000, Générale de Santé was acting in cooperation with approximately 3,000 physicians in private practice. Only 36 physicians practicing in the Group's Dynamis wholly-owned subsidiary in the post-acute care and rehabilitation sector are employees of the Group.

The table below sets forth the breakdown at the end of 2000, by specialization, of the physicians who perform most of their activities in Group facilities:

Specialty	Number of Practitioners
Anesthesiology-Intensive Care	302
Cardiology (medicine)	335
Ophthalmology (surgery)	264
Cardiovascular (surgery)	55
Gastroenterology (surgery)	235
Obstetrics/Gynecology	217
ENT (surgery)	183
Orthopedic (surgery)	179
Radiology	207
Plastic surgery	90
Urology (surgery)	72
Psychiatry	80
Other specialties	755
Total	**2,974**

Agreements to Practice

Every physician practicing in a Group healthcare facility is required to enter into an agreement to practice with the facility and is paid directly by the patients and/or the French Social Security system according to the services he or she renders. The agreement to practice defines the terms and conditions of the physicians practice and includes the conditions for use of the facility and the facility's medical resources. Most of the physicians practicing in the Group's facilities have entered into agreements to practice for an indefinite period. The Group provides each agreement to the *Ordre des Médecins*, the national medical association of which each physician is a member, for purposes of ensuring the agreement's compatibility with the physician's guarantee of independence. The necessity for such verification is the result of the structure of the French healthcare system in which physicians in the private hospital sector act as independent care providers acting in partnership with, rather than as employees of healthcare service providers.

Obligations of the Group and its Physicians

The Group provides services and medical resources to its physicians to enable them to render medical advice in the best possible environment. These services and resources include technical facilities, such as beds and operating rooms, the facilities themselves, supplies and personnel. The Group is committed to continually modernizing its facilities' equipment and materials as a result of changes in technical standards.

Each of the Group's physicians, in his or her agreement to practice, contracts to practice medicine in the Group's facility in which such physician is located independently under his or her name and responsibility and not as an employee of the Group or Group's facility.

Physicians' Remuneration

Physicians generally receive fees for the services they render directly from the French social security system, insurance companies and/or patients. These fees are set according to the physicians' agreement with the social security system and are not freely determinable by physicians themselves. Certain physicians may, however, elect to establish their own rates by opting out of the reimbursement system administered by the French social security system.

The agreement to practice is not a direct source of revenue for Générale de Santé. However, the Group receives a percentage of each physician's fees for general and administrative services, including the collection of their fees, and expenses related to personnel and facilities.

Elior

Générale de Santé entered into a own agreement with the Elior Group in 1999, allowing the Group to offer a more complete range of services in the medical field. See "Activities—Services."

In 1998, Avenance Santé Résidences, a subsidiary of Elior, and the Group incorporated GHS Exploitation, 51% owned by Avenance Santé Résidences and 49% by Générale de Santé Service or "GSS", a wholly owned subsidiary of the Group, as of December 31, 1998. GHS was created to manage the catering services in the Group's facilities. The parties signed a protocol in October 1999 under which GSS, on December 29, 1999, sold its 49% interest in GHS Exploitation to Avenance Santé Résidences in consideration for a 3.65% interest in Avenance Santé Résidences.

The terms of the protocol provide:

- Avenance Santé Résidences with the option to purchase GSS's 3.65% interest beginning in October 2004;
- GSS with the option to sell its 3.65% interest to Avenance Santé Résidences beginning in January 2000; and
- that the Group and Avenance Santé Résidences may associate their catering services with the supplementary services of cleaning, television and cafeteria management provided by SES.

On June 26, 2000, GSS was merged with Compagnie Générale de Santé which has consequently received the 3.65% of the share capital of Avenance Santé Résidences that GSS owned. On October 16, 2000 Compagnie Générale de Santé has contributed to SES the 3.65% of the share capital of Avenance Santé Résidences it had received from GSS.

The Group and Elior entered into a call option agreement in 1999 regarding the sale of SES, whereby Générale de Santé may transfer to Elior:

- up to 35% of SES' capital stock at any time within five years from 1999; and
- the balance of SES' capital stock within five years from the date of the first transfer.

Avenances Santé Residences has notified the Group that it is considering exercising its option to purchase 35% of the Group's interest in the share capital of SES. (See "The Group—Recent Developments").

Sagesse

Générale de Santé's dependent care activities are carried out through Générale de Santé Médico-Social ("GSMS"), a 52.5% indirectly-owned subsidiary (as of December 31, 2000). GSMS is managed as a joint venture with S.A.G.E.S.S.E. ("Sagesse").

Prior to March 31, 1998, Compagnie Générale de Santé ("CGdS") held, directly and indirectly, 95% of the capital stock of GSMS. At that time, GSMS controlled the Eleusis Group (responsible for treating Alzheimer's disease) and held a minority interest in Hôtel et Résidences Médicalisées du Tiers Temps ("HRMTT"), over 50% of which was held by Sagesse.

On the basis of a shareholders' agreement, Sagesse contributed its majority interest in HRMTT to GSMS for shares of GSMS valued at €6.4 million. Concurrently, CGdS contributed €5 million of cash and €0.7 million by offsetting its shareholder debt to GSMS. Following the capital increase of GSMS to accommodate the contributions, CGdS held 52.5% and Sagesse held the remaining 47.5%. On July 29,

1998, the two shareholders agreed to convert GSMS into a *société par actions simplifiée* and the direction of GSMS was delegated into Mr. Yves Journel, Chief Executive Officer of Sagesse.

The shareholders' agreement, together with GSMS' by-laws, have put in place a series of put and call options exercisable by the two shareholders as well as certain restrictions on the transfer of their GSMS shares.

Put and Call Options

Put. CGdS may exercise an option requiring Sagesse to purchase all of CGdS's interest in GSMS for €3.8 million. The option is exercisable until December 31, 2001. Upon exercise, Sagesse must assume, proportionally to its percentage ownership following such purchase, CGdS' financial commitments on behalf of GSMS and its subsidiaries.

Call. Sagesse may exercise an option to purchase from CGdS one of the following, as determined by CGdS:

- 100% of CGdS' interest in GSMS based on a valuation equal to six times consolidated EBITDAR; or
- 2.5% of GSMS' capital stock for €762,245, following which Sagesse will own 50% less one share. Sagesse may increase its holding in GSMS to exactly 50% for €76 pursuant to a call option to purchase one share granted by CGdS on June 22, 2000. This option may be exercised until June 30, 2008 if (i) the shareholders disagree on the individual appointed as President of GSMS, or (ii) either shareholder determines to sell its interest in GSMS to a third party.

The option is exercisable until December 31, 2001.

If Sagesse exercises the option to purchase shares of GSMS, it must assume, proportionally to its percentage ownership following such purchase, CGdS' financial commitments on behalf of GSMS and its subsidiaries.

Recent Developments

Sagesse notified CGdS on May 2, 2001 of its intention to exercise the call option granted by CGdS under the shareholder's agreement dated March 31, 1998 (see "Business—Partnerships—Sagesse"). CGds replied by a letter dated May 17, 2001 that it chose the second alternative (i.e. the sale of 2.5% of the capital stock of GSMS to Sagesse). Following the sale, CGdS will own 50% plus one share of the capital stock of GSMS. The one share difference between the number of shares held by CGdS and the number of shares held by Sagesse remains subject to the call option dated June 21, 2000 (see "Business—Partnerships—Sagesse").

Under the terms of the shareholders' agreement described above, CGdS may require that GSMS be converted into a *société anonyme*.

Transfer of Shares

Right of First Refusal. In the event of material dispute, each of CGdS and Sagesse may, by giving written notice, offer to sell all but not less than all of its interest in GSMS to the other or to purchase all but not less than all of the other's interest. The shareholders may attempt to reach an agreement amongst themselves or otherwise negotiate the terms for the sale to a third party. If no agreement is reached within 45 days after the written notice was given, the shareholder that had given the notice may send a second notice, within 15 days of the expiration of the initial 45-day period, requiring the receiving shareholder to, within 90 days, (i) purchase the sending shareholder's interest, or (ii) sell its interest to the shareholder party.

Tag-Along. Except as set forth above, neither CGdS nor Sagesse may sell their GSMS shares to a third party before December 31, 2001. After December 31, 2001, a shareholder wishing to sell its shares to a third party must notify the President of GSMS of its intention to sell and the terms of the proposed sale. The President is required to notify the other shareholders of the proposed sale, as those shareholders have the right to choose between participating in the sale by selling a number of shares proportionate to their percentage ownership on the same terms and conditions as the original sale or acquiring the shares subject to the proposed sale on the same terms and conditions.

Other

According to GSMS' by-laws, Mr. Yves Journel will serve as President until 2003. The by-laws provide that Mr. Journel will resign if Sagesse sells its interest in GSMS.

So long as CGdS is a shareholder of GSMS, GSMS has agreed to follow the Group's reporting and consolidation procedures and to remain a member of GIE Générale de Santé.

CGdS and Sagesse agreed, in the latest amendment to the shareholders' agreement on June 23, 2000, that certain decisions concerning GSMS' direct and indirect subsidiaries require unanimous approval of the shareholders. CGdS and Sagesse have also agreed not to develop any activity that would compete, directly or indirectly, with GSMS. This non-competition agreement is limited to France and terminates on March 31, 2002.

Cooperation with the public hospital sector

Operating Agreements and Health Cooperation Groups

Générale de Santé carefully considers opportunities for its facilities to enter into operating agreements or form health cooperation groups with facilities in the public hospital sector. Health cooperation groups, regulated by the Public Health Code, permit the development of healthcare facilities jointly operated by facilities in the public and private hospital sectors. The Group's current operations with public hospital sector facilities include:

Saint Tropez. The Clinique de l'Oasis and the Centre Hospitalier de Saint Tropez have agreed to create a healthcare facility in Saint Tropez. This facility will operate in a newly-constructed building near Gassin. This project, which is supported by the Regional Hospitalization Agency, is an example of increasing efficiency of healthcare delivery in the region through a partnership between the public and private sectors.

Lens. The Bois Bernard Clinic and the Lens Hospital have become partners in order to split the activities and operating expenses of a cardiac surgical care unit. All of the surgical activity in this unit is divided on an equal basis between the two institutions and is performed by a single medical team at the Lens Hospital.

Gien. The Gien Clinic and the Gien Hospital will be combined before 2003. Both parties have agreed to cooperate under the framework of a health cooperation group, which will manage the merged facility in order to offer high quality healthcare at the single site of the restructured and renovated hospital. The medical activities at the hospital will be divided according to each party's recognized specializations, so that the hospital will provide mother-infant care, emergency service, cardiology and post-acute and long-stay care and the clinic will provide surgical, medical, oncology (radiotherapy and radiology) and laboratory services.

Similar projects are being developed in Senlis and Annecy to provide maternity services and develop a cardiology surgical center, respectively.

Public Interest Groups

Générale de Santé participates in public interest groups of a medical nature in population centers in which the Group's facilities are located. The Group is currently participating, through its Yvelines Clinic, in a public interest group named "Réseau Santé Mentale Yvelines Sud," which also includes the Versailles Hospital, the Santé Charcot Public Institution (Plaisir), l'Institut Mutualiste in La Verrière and three associations. This group brings together physicians living in the region to pool resources for the purpose of improving professional practices related to treating patients with psychological ailments.

Employees

General

As of December 31, 2000, Générale de Santé had 13,985 employees (not including the approximately 3,000 physicians in private practice in the Group's facilities, of which approximately 32.1% are nurses and 21% are nurses aides (estimated based on a sampling of 59 facilities,

representing approximately 80% of the Group's employees). The table below sets out the distribution of the Group's staff by principal categories of employees as of December 31, 2000:

Categories of employees	Distribution of Employees (full-time equivalent)[1][2]
Non-medical executives	4.5%
Medical executives	3.3
Total executives	**7.8%**
Nurses	32.1%
Nurses aides	21.0
Midwives	5.1
Cleaning staff	10.8
Catering staff	2.2
Administrative staff	13.4
Others	7.6
Total non-executives	**92.2%**

(1) Estimated based on a sampling of 59 facilities representing approximately 80% of the Group's employees.

(2) "Full-time equivalent" is the weighted average number of all of the Group's employees, including part-time employees.

The following table sets forth the distribution of the Group's employees by activity for the last three years:

	December 31, 1998			
	Executives	Senior employees	Staff	Total
Acute care	396	915	5,866	7,177
Psychiatry	62	69	622	753
Post-acute care and rehabilitation	53	70	323	446
Dependent care	60	51	885	996
Services	125	62	1,628	1,815
International	34	38	626	698
Holding	94	—	76	170
Total	**824**	**1,205**	**10,026**	**12,055**

	December 31, 1999			
	Executives	Senior employees	Staff	Total
Acute care	496	1,231	5,999	7,726
Psychiatry	77	68	657	802
Post-acute care and rehabilitation	59	69	409	537
Dependent care	59	63	995	1,117
Services	134	64	2,046	2,244
International	33	36	628	697
Holding	2	—	—	2
Total	**860**	**1,531**	**10,734**	**13,125**

	December 31, 2000			
	Executives	Senior employees	Staff	Total
Acute care	499	1,030	6,445	7,974
Psychiatry	89	69	711	869
Post-acute care and rehabilitation	72	77	472	621
Dependent care	66	79	1,293	1,438
Services	68	101	2,142	2,311
International	34	39	634	707
Holding	51	—	14	65
Total	**879**	**1,395**	**11,711**	**13,985**

Collective Bargaining Agreements

Générale de Santé is subject to the following two principal collective bargaining agreements:

(i) the agreement of the *Fédération Française Intersyndicale des Établissements d'Hospitalisation Privée* (the French Federation of Private Hospital Institutions) of February 4, 1983; and

(ii) the agreement of the *Union Hospitalière Privée* (the Private Hospital Union).

Annual negotiations regarding employee salaries are conducted with trade union representatives.

The Group is also subject to an agreement signed in 2000, between the representatives of the private hospital sector and Trade Unions' representatives, relating to the regulation and reduction of working hours. All Group facilities have entered into agreements regarding the transition to the 35-hour work week. The Group has entered into agreements regarding the reduction of working hours and related compensations and subsidies. Those agreements cover more than half of the Group's employees.

Employee Relations

The Group is currently experiencing a shortage of nursing staff, which will be made more acute with the adoption by the public hospital sector of the 35-hour week on January 1, 2002. The shortage has, in the last year, resulted in minor labor actions. These actions lasted less than 15 days in each case and did not result in the closing of any facilities.

Group Initiatives for Employee Development

Development Program for Future Executives

Générale de Santé has developed, in conjunction with several business schools in France, internship programs in management areas including finance, human resources and marketing. The objective of this program is to strengthen the Group's management teams by hiring students who have successfully completed the program with the prospect of them managing small units in three to five years.

Générale de Santé has also entered into an agreement with ESSEC Santé, a leading institution for business studies in France, under which executives from the Group are able to register for graduate programs in health care management.

Encourage Growth in Individual and Collective Performance

In order to track employee performance and motivate its staff, Générale de Santé has developed an annual performance evaluation procedure. As part of the procedure, employees are required to set annual "results-based" objectives, which may be individual or at the Group level, and which are one of the criteria used to measure performance.

Générale de Santé bases employee remuneration on both individual and collective performance. Management and senior personnel are eligible to receive a bonus of up to 25% of their salary based on their individual performance and the performance of the Group as a whole. Regional directors are eligible to receive a bonus of up to 35% of their salary based on the same criteria.

Develop Centers of Excellence

Générale de Santé has established a training plan for its employees to increase the integration of its network of facilities and the development of centers of excellence, i.e. facilities considered by patients as the preeminent healthcare institutions in their area or for a particular specialization.

Establish an Employee Share Ownership Plan

To attract and retain employees, Générale de Santé plans to establish an employee share ownership plan, known as "PEE Générale de Santé." The maximum number of shares issuable under this plan may not exceed a nominal value of €1 million. See "Description of Capital Stock—Unissued Authorized Capital."

Facilities

As of April 31, 2001, Générale de Santé had facilities in 92 operating centers in 86 locations engaged in acute care, post-acute care and rehabilitation, psychiatry and oncology-radiotherapy activities. These facilities occupy approximately 573,000 square meters.

As of March 31, 2001, Générale de Santé also had dependent care activities in 45 geographical locations.

The Group also has several administrative facilities, including its corporate headquarters located in Paris, France.

As a percentage of the total area of the Group's facilities, 27% is owned, 27% is leased under *Crédit Bail* finance leases, 37% is rented from third party lessors and the remaining 9% is mixed.

The table below sets out a summary of the Group's healthcare operating sites (excluding dependent care facilities), by sector of activity, owned, leased under *Crédit Bail* finance leases and rented from unrelated lessors:

	Group Owned	Real Estate Lease	Rental	Other Situations[1]	TOTAL
Acute Care					
No. of operating sites	16	13	15	6	50
%	32%	26%	30%	12%	100%
No. of sq. meters	120,306	168,815	125,622	45,827	460,570
%	26%	37%	27%	10%	100%
Psychiatry					
No. of operating sites	8	3	6	0	17
%	47%	18%	35%	0%	100%
No. of sq. meters	28,218	12,434	19,126	0	59,778
%	47%	21%	32%	0%	100%
Post-acute care and rehabilitation					
No. of operating sites	3	5	3	0	11
%	27%	45%	27%	0%	100%
No. of sq. meters	6,400	29,681	9,319	0	45,400
%	14%	65%	21%	0%	100%
Radiotherapy					
No. of operating sites	4	0	8	2	14
%	29%	0%	57%	14%	100%
No. of sq. meters	2,824	0	3,939	1,350	8,113
%	35%	0%	49%	17%	100%
Total Générale de Santé France Excluding GSMS					
No. of operating sites	31	21	32	8	92
%	34%	23%	35%	9%	100%
No. of sq. meters	157,748	210,930	158,006	47,177	573,861
%	27%	37%	28%	8%	100%

(1) Includes long term leases, construction leases and situations where (i) part of the facility is owned and another part is leased or (ii) part of the facility is owned and another part is rented.

Générale de Santé does not consider the ownership of real estate to be strategically consistent with its overall objectives. As such, the Group has adopted and will continue to pursue a policy of renting, rather than purchasing, real estate and continue its use of outside sources of financing to do so.

Central Purchasing Group

Until June 1999, each of Générale de Santé's healthcare facilities purchased goods and services autonomously and independently of other facilities in the Group. At that time, the Group undertook to create a system to centralize the purchases of all of its facilities and the result was the central purchasing group. The central purchasing group was responsible for purchasing approximately €279.7 million worth of goods and services in 2000 (including prostheses and materials).

The central purchasing group's objectives are as follows:

- to implement a procurement policy that provides the lowest available price for all of the Group's purchases;
- to implement a program, in conjunction with approved suppliers, to standardize the products used in the Group's facilities, as well as the facilities' practices and pool of materials;
- to centralize the sourcing and benchmarking of goods and services and the negotiation of the price and other terms of all purchases for the Group's facilities; and
- to maintain an awareness of economic, technical and regulatory changes to ensure price coherence, adaptation of material for the needs of users and compliance with safety standards.

Personnel in the Group's facilities responsible for purchases communicate with the central purchasing group through a messaging system. They have access to information provided by the central purchasing group on the Group's intranet, including an on-line product catalogue, recently-negotiated contracts and prices, information regarding regulatory changes and group-organized training activities.

Organization

The central purchasing group includes personnel at the Group's headquarters as well as staff at regional locations. Personnel in the group specialize by area of activity, thereby taking advantage of the experience and training of pharmacists, physicians, biomedical engineers, persons in charge of logistics and professionals in the area of large-scale purchases. The central purchasing group is divided into the following departments:

Pharmacy. This department consists of seven persons at the Group's headquarters and 14 pharmacists. It is responsible for all purchases of medications, medical devices, implants and prostheses. In 2000, the department's budget for such purchases was €163 million. In addition to the department's responsibilities for negotiating purchases and creating a catalogue of selected references, each pharmacist in the central purchasing group is responsible for keeping track of consumption by facilities in his or her region.

Biomedical. This department consists of five persons at the Group's headquarters and 14 biomedical personnel. It is responsible for selecting suppliers and products, negotiating purchase and medical equipment maintenance contracts and monitoring the quality of services that have been outsourced. In 2000, the department's budget was €36.4 million.

Services. This department consists of four persons at the Group's headquarters and 14 service personnel. It is responsible for purchases in the overhead and service provision areas, including catering, laundry, office automation, telecommunications, energy, maintenance of non-medical equipment, such as elevators, cleaning and maintenance. In 2000, the department's budget for such purchases was €80.3 million.

Supply Arrangements

Générale de Santé has approximately 300 partnership arrangements with its major suppliers. An on-line product catalogue, with nearly 25,000 items in all of the Group's areas of activity, can be accessed by personnel in each of the Group's facilities responsible for purchases. Purchases are made directly by personnel in each facility and suppliers may be contacted directly with questions or concerns

about products, bypassing the central purchasing group, thereby eliminating bureaucratic delays and costs.

Examples of the Group's supply arrangements are set forth below.

Linen and Medical Clothing. Générale de Santé has entered into an arrangement with ELIS, a leader in linen and medical clothing leasing and maintenance in France, to act as the exclusive supplier of linen and medical clothing for all of the Group's facilities. The Group spends approximately €9.1 million on linen and medical clothing annually. With the exclusivity of this arrangement, ELIS has agreed to reduce its fees, which should result in a cost savings for the Group of €1.3 million over approximately three years. A protocol for the proper use of linen to ensure compliance with the rules of hygiene was developed by the Group in conjunction with ELIS and implemented in all Group facilities.

Pharmaceuticals. The Group is committed to developing the use of generic medications that have been proven to be of equivalent quality to their brand name counterparts. This may result in substantial cost savings, as a generic medication may cost 30% to 40% less than the equivalent brand name drug. The Group is actively developing its supply arrangements to move towards greater use of generic medications.

Medical Equipment. Générale de Santé has entered into an arrangement with General Electric, enabling the Group to track all of the operations performed in its facilities (approximately 500,000 operations were performed in Group facilities in 2000). This has allowed the Group to harmonize its surgical operating theater procedures and reduce costs by 15% in an item that accounts for more than €2.2 million each year.

Medical Gases. Air Liquide is responsible for supplying and managing the Group's medical gases, such as nitrogen.

Hygiene and Safety; Quality Control

Hygiene and Safety

The French healthcare regulatory authorities have established guidelines for the monitoring of public health risks in healthcare facilities. Générale de Santé complies with these guidelines through the hygiene and safety procedures in place in its facilities.

Infections. Nosocomial infections are a significant public health risk. According to a French national survey in 1996, nearly 80,000 cases occur annually and approximately 6.5% of hospitalized patients suffer from these infections following their hospitalization. According to a survey of patients in Group facilities in 2000, Générale de Santé recorded an infection rate of only 2.8%. Management believes that its quality control procedures, together with shorter stays in private healthcare facilities, allow the Group to minimize the infection rate in its facilities.

Regulation requires that healthcare facilities organize committees to consider methods to fight nosocomial infections. The Group has a committee in each of its facilities and has also established a central committee, composed of the heads of the facilities' committees, to take draw on each facility's experience and adopt a common approach for the implementation of measures to fight nosocomial infections.

Blood. Since 1993, Générale de Santé has sought to continuously improve the quality of its procedures regarding the security of blood transfusions. The Group's system of supervision, from the collection of blood to follow-up with patients who receive transfusions, yields valuable information allowing the Group to take the necessary steps to reduce the side effects of transfusions and to determine which products cause adverse effects. Générale de Santé has also implemented in each of its facilities a system to record transfusion incidents. Guidelines for transfusion practices and a brochure containing important information for patients were published in 1997.

Medical professionals in Générale de Santé's facilities transfuse approximately 45,000 units of blood products in 13,000 patients every year. The Group's transfusion incident rate is 9.35 incidents for every 10,000 transfused units, while the national average is 25 incidents per 10,000 transfused units.

Drugs. A managing pharmacist in the dispensary in each of the Group's facilities is responsible for monitoring pharmacological materials in his or her facility. Each of these pharmacists is a member of

the local Drug Monitoring Center, a government agency. Side-effects in patients that may have been caused by a drug (or a drug-related product, including blood based products) taken in a Group facility are reported to the managing pharmacist. The pharmacist prepares a report which is filed internally and with the local Drug Monitoring Center. The information in the report is communicated to all of the Group's pharmacists through its intranet and e-mail network. Patients who have suffered serious side effects must be informed of the pharmacist's report, the filing of the report with the Drug Monitoring Center and their right to the information in the report.

The Group's intranet contains information regarding applicable regulations, its drug monitoring policy and procedures in place at the Group's facilities, as well as the standard incident report form described above. The procedures and information resources in place at its facilities allows the Group to actively minimize, at the facility level, patient risks regarding pharmacological materials.

Biological Materials. Physicians in Générale de Santé's facilities perform various transplant surgeries, including cornea transplant surgery in the Group's ophthalmology facilities. The removal and storage of human body parts for therapeutic purposes is subject to government regulation. The Group complies with these regulations and has established a committee in each facility responsible for monitoring the removal, storage and transplant of human body parts and compliance with such regulations. To date, no incident has been reported in any of the Group's facilities.

Quality Control

One of the Group's principal strategic objectives is to continuously improve the quality of its treatment of patients. To accomplish this objective, the Group has established several quality control processes in its facilities.

Reporting. Each member of the medical staff involved in an incident at a facility is required to report the incident by filing an incident report form. The information in these forms is centralized at the Group level, facilitating risk management and implementation of prevention procedures.

Set forth below is the breakdown, by type of incident, of the incident reports filed in the Group's facilities in 2000:

Type of Incident	Percentage
Coordination/Management	59%
Patient Information	11
Diagnosis Errors	10
Infectious and Toxic Risks	8
Patient Safety	7
Monitoring of Regulations	5
Total	**100%**

ISO 9002 Certification. Générale de Santé was the first private hospital healthcare network in France to be awarded the ISO 9002 certification for one of its facilities, the Clinique du Parc in Croix. The process of certification is managed by the French Agency of Normalization. At the date of this Offering Memorandum, 20 of the Group's facilities are involved in the certification process and management expects that 10 new certifications will be awarded in the short term. Only a relatively small number of the Group's facilities have been or are in the process of being certified since it is a long procedure (approximately three to four years).

"Services Santé" Certification. Générale de Santé is currently taking part in a certification program, administered by an independent association known as *"AFAQ"* (the French association for the promotion of quality). Each facility that complies with the following commitments to address patients' needs is awarded the *"Services Santé"* label:

(i) promote patient safety (which the Group has attempted to implement through the installation of surveillance systems in its facilities);

(ii) provide personal service and attention;

(iii) provide patients with necessary and understandable information;

(iv) seek to better understand patient expectations; and

(v) reduce pain with personalized treatment.

These criteria were defined on the basis of patient surveys evaluating patient satisfaction. The implementation of this certification program will help the Group build a brand that will promote the excellence of its healthcare network, enhance the reputation of doctors practicing in the Group's facilities and better allow the Group to acquire the trust of patients and their families.

Accreditation. The French healthcare regulatory authorities implemented a system of mandatory accreditation for all healthcare facilities in France. See "Government Regulation—The French hospital sector—Facility Evaluation." All healthcare facilities in the French hospital sector must have filed an application for accreditation by April 2001. Management believes that the Group's facilities are in compliance with the regulatory requirements and expects that the facilities will experience no material difficulties in obtaining their accreditation.

Insurance

Since 1997, Générale de Santé has had centralized liability and property insurance coverage. The Group's policies cover all of the Group's hospital healthcare activities and all subsidiaries in which the Group holds a majority or minority interest. The policies cover risks typically associated with the Group's business, including risks relating to the Group's real estate and its service activities.

The Group's "direct damages and operating loss" policy covers all of its subsidiaries for damages to property and loss of business. The assets covered are, except for certain exceptions, insured at their replacement value.

Given the nature of Générale de Santé's activities, the Group has negotiated special provisions, such as a "carry forward" clause, in its policies in order to take into account the long statute of limitation periods on claims to which the Group may be subject.

The Group's liability insurance covers amounts up to €7.62 million per claim per year of coverage, are backed up by a second line of insurance of up to €15.24 million per claim and per year of coverage. The deductible is relatively low, given the risks associated to the group's activities.

Management believes that the risk associated with its liability insurance rests not only with the potential for claims against the Group, but with the possibility that the limited number of insurers that cover the activities in which the Group operates may be further reduced or that they may raise the price for insurance coverage.

The Group's insurance coverage is separate from the insurance carried by the physicians practicing in its facilities. As the physicians render medical services in private practice, rather than as employees of the Group, they obtain insurance coverage in their own name to cover liability associated with their professional activities.

In principle, the Group's liability is separate from its physicians' liability. In practice, however, courts may hold the facility and the physician both liable, forcing them to determine how to share the liability. As a result and at the request of several physicians, the Group has commissioned a study to establish a policy regarding insurance for physicians practicing in the Group's facilities. The policy, if implemented, will be designed to offer practitioners reasonable insurance coverage and to improve risk and claim management.

Intellectual Property

Générale de Santé holds the trademark rights for "Générale de Santé Cliniques," including the logo. This trademark was registered with the *Institut National de la Propriété Intellectuelle* (the "INPI") on July 11, 1996, which registration remains effective until July 11, 2006 and is indefinitely renewable.

GSMS has registered the following trademarks with the INPI:

- "Les Templitudes" on March 16, 1998;
- "Les Templitudes—Domus Vivendi" on July 1, 1998;
- "Tiers Temps Domus Vivendi," "Eleusis Domus Vivendi," "Domus Vivendi—Informations" and "Thémis Domus Vivendi" on October 29, 1998; and
- "Ascaide" on November 3, 1998.

The Group has filed an application for registration of "Générale de Santé," including the logo, and believes that the registration will be effective following July 2001. Générale de Santé does not hold any intellectual property rights other than those described above.

Information Systems

The Group's Network: The Intranet

Générale de Santé's acute care facilities are connected to the Group's intranet network through independent private connections. These connections travel through a secure network maintained at the Group's head office. Management at the Group's other facilities are also connected to the intranet. At these facilities, complete access has not yet been achieved, although management expects that all computers will have access to the intranet in the short term. Générale de Santé has a group maintenance plan to ensure the proper functioning of the "WAN" TCP-IP network.

Medical professionals in the Group's facilities also have access to the "*Santé Social*" network, created by the French Ministry of Labor. This network allows medical professionals to exchange information over a secure network. Access to the network is limited since only those individuals with access cards may participate.

Intranet Web Site

In 2000, the Group established a web site on its intranet. Almost all of the management personnel at the Group's facilities have been trained to use this web site (access varies based on the individual's position with the Group). The site contains the following information:

- recent contracts negotiated by the central purchasing group (see "Business—Central Purchasing Group");
- a product catalogue (see "Business—Central Purchasing Group-Supply Arrangements");
- monthly managing audit information; and
- equipment to be sold (*i.e.* a second hand equipment exchange).

The intranet web site also serves as a means to disseminate general information to the Group's medical professionals, such as the following:

- health and social regulations;
- accounting and tax audit information;
- consolidation services;
- documentation; and
- data processing.

E-mail

All of the medical personnel at the Group's acute care facilities, as well as management at the Group's head office, have access to internal and external e-mail.

Cash Pooling Arrangements

The cash pooling system currently employed by the Group was implemented in late 1997 in connection with the refinancing of the Group's indebtedness following the LBO. The principles governing the cash pooling system were originally set forth in the credit agreements with the syndicate of banks that provided the funds for the refinancing.

Under these agreements, only three banks are responsible for handling the Group's cash flow transactions. Each of the Group's subsidiaries is required to open a bank account with one of these three banks. The Group's nine direct principal holding company subsidiaries (Compagnie Générale de Santé, Générale de Santé Cliniques, Immobilière de Santé, Médifutur, Médijour, Dynamis, Médipsy, Généridis and GSMS) and their subsidiaries enter into cash pooling agreements. Pursuant to the cash pooling agreements, the individual bank account of each subsidiary of a holding company is pooled with the accounts of the other subsidiaries of the holding company in one account in the name of that

holding company. The holding companies act as intermediaries between the banks and the holding companies' subsidiaries.

Each cash pooling agreement specifies (i) the subsidiary's cash requirements, and (ii) the conditions necessary for cash to be advanced to the subsidiary. The interest rate on any advance to a subsidiary under a cash pooling agreement is equal to the interest rate fixed by the Group on intra-Group advances.

In addition to the cash pooling agreements, the Group's nine holding company subsidiaries have entered into service agreements with the three banks pursuant to which the banks manage the cash pooling process. The agreements require the banks to perform either of the following in the cash pooling process: (i) a daily consolidation of the accounts of each holding company's subsidiaries in the account of such holding company, or (ii) a calculation (without consolidation) of the accounts of each holding company's subsidiaries for the purpose of determining the interest rate to be applied to cash advances.

GIE Générale de Santé and Générale de Santé Cliniques Hospitalisation do not participate in the Group's cash pooling system and consequently, have opened accounts with banks other than the three responsible for managing the cash pooling process.

GIE

On January 1, 2000, the Group created a "*Groupement d'Intérêt Economique*" (a "GIE"), known as GIE Générale de Santé. A GIE is an organization of members which performs services, including those related to organization, information, accounting, auditing, legal matters and communications, for its members. Members of a GIE pay an annual membership fee and charges incurred in the GIE's operations are allocated between members according the nature of the costs incurred and the use of services by the members. Members may also be required to make personnel available to the GIE. Members are jointly and severally liable for the debts of the GIE.

Générale de Santé is a member of GIE Générale de Santé. GIE Générale de Santé Hospitalisation is also a member of GIE Générale de Santé. GIE Générale de Santé Hospitalisation, created in 1992 under the name "GIE Générale de Santé" which was subsequently changed to its present name, performs many of the same functions as GIE Générale de Santé. Its members, however, are different than those of GIE Générale de Santé, as it is composed of private hospital healthcare services.

Subsidiaries

For a list of Générale de Santé's principal subsidiaries, see "Annex A—Principal Consolidated Subsidiaries of Générale de Santé."

Legal Proceedings

Générale de Santé is, from time to time, involved in litigation in the normal course of its business. Générale de Santé is not currently a party to any material legal proceedings the result of which could significantly affect its financial state or business development.

THE FRENCH HOSPITAL SECTOR

The French hospital sector, comprised of all of the public and private healthcare institutions in France, is responsible for nearly half of the annual consumption of medical care and goods in France.

Structure of the System

France has a diversified hospital system, which includes public facilities, non-profit private institutions and private commercial facilities. In 1998, the most recent date for which such information was published, the French hospital sector consisted of 3,259 healthcare facilities, of which:

- 1,058 were public healthcare facilities;
- 778 were non-profit private healthcare facilities, known as *"participants au service public hospitalier"* (referred to in this Offering Memorandum variously as "PSPH," "Non-Profit Hospitals" or "Public Hospital Service Participants"); and
- 1,423 were private commercial healthcare facilities operating under contracts signed with the regional hospitalization agencies under which services provided by such facilities are reimbursed by the French social security system.

In this Offering Memorandum, references to the "public hospital sector" include the country's public healthcare facilities and public hospital service participants, while references to the "private hospital sector" include only those private commercial healthcare facilities and references to the French hospital sector include both the public and the private hospital sectors. Génerale de Santé's facilities operate in the private hospital sector.

One of the main principles underlying the French healthcare system is that of a patient's right to choose to seek medical treatment from any healthcare facility within either the public hospital sector or the private hospital sector. This basic right is deeply rooted in French culture. The national social security system pays for the provision of services in both the public and private hospital sectors.

Healthcare in France and the French hospital sector are stringently regulated by the French state. The government determines the needs of the population and organizes the geographic distribution of healthcare facilities. Each healthcare facility is required to obtain administrative operating authorizations from regulatory authorities which fix the number of hospital beds and day-care beds and the number of diagnostic and care units. In 1998, the French hospital sector had 538,000 hospital beds and day-care beds, 78.3% of which were in the public hospital sector and 21.7% in the private hospital sector. According to industry publications, each year, medical consultations are provided to approximately 55 million patients and accommodation is provided to nearly 24 million patients in the French hospital sector.

Health and Hospital Care Expenditures in France

According to the 1999 social security accounts, expenditures by the French hospital sector accounted for €53 billion of the total €117 billion of healthcare expenditures in France in 1999.

The following chart illustrates the trend in health and hospital care expenditures in France as a percentage of the country's gross domestic product ("GDP") since 1990:



11.0
9.0
7.0
5.0
3.0
Health Expenses
Hospital Care Expenses
1990
1991
1992
1993
1994
1995
1996
1997
1998

Source: Informations Hospitalières n° 53, March 2000

Although the French hospital sector is split between the public and private hospital sectors, medical care is paid for principally by the national social security system. The social security system in France covers the entire population of the country. In 1998, France devoted approximately 9.6% of its GDP, or approximately €130 billion, to healthcare expenditures, which was greater than the average of

the percentages spent in the countries of the European Union and Switzerland combined (8.4%). Expenditures on healthcare in France as a percentage of GDP ranked behind only Germany and Switzerland in Europe in 1998.

The following table illustrates health expenditures in Switzerland, United States and the countries of the European Union as a percentage of GDP in 1990 and 1998:



Average EU + Switzerland 7.7 8.4
United States 13.6 12.4
United Kingdom 6.0 6.4
Ireland 7.0 6.4
Spain 6.9 7.1
Portugal 6.4 7.8
Austria 7.2 8.2
Greece 7.6 8.3
Sweden 8.8 8.4
Italy 8.1 8.4
The Netherlands 8.8 8.6
Belgium 7.4 8.8
France 8.8 9.6
Switzerland 8.3 10.4
Germany 8.7 10.6
0.0
5.0
10.0
15.0
1990
1998

Source: OECD—Health Data 2000

France has an international reputation for the quality of its healthcare system. In its report for 2000, the World Health Organization or WHO ranked France first on a list of 192 countries in an evaluation of the performance of nations' public health systems. The WHO ranking was based on four criteria: accessibility of the system, improvements in the population's health, responsiveness to patients' expectations and financial contribution.

Private Healthcare Facilities in the French Hospital Sector

Capacity and Activity

All Sectors as a Group

The following table presents the capacity in 1998 of the French hospital sector, as divided between the public and private hospital sectors, for all medical specializations combined and for the acute care sector alone.

	ALL SPECIALIZATIONS						ACUTE CARE			
	No. of Insts.	Beds & Day-care Beds	% Total	Avg. Capacity per Inst.	Admissions (000s)	% Total	Beds & Day-care Beds	% Total	Admissions[(1)] (000s)	% Total
Public hospital sector	1,836	421,260	78.3%	229	17,260	71.6%	179,326	70.0%	8,451	60.1%
Private hospital sector	1,423	116,717	21.7	82	6,863	28.4	76,709	30.0	5,619	39.9
Total	**3,259**	**537,977**	**100.0%**	**165**	**24,123**	**100.0%**	**256,035**	**100.0%**	**14,070**	**100.0%**

Source: Informations Hospitalières n° 53, March 2000

(1) Includes inpatient and outpatient.

In 1998, the public hospital sector accounted for 78.3% of the capacity of the French hospital sector for all medical specializations combined and 70% of the capacity of the French hospital sector in the acute care sector. However, 28.4% of the admissions in the French hospital sector (for all specializations combined) in 1998 occurred in the private hospital sector, accounted for in part by greater admissions in certain specializations, including surgery and particularly, surgery performed on an outpatient basis.

Healthcare

Acute Care. The private hospital sector is particularly focused on providing services in the acute care sector which accounted for 30% of the capacity of French hospital sector and 39.9% of all admissions in this sector in 1998. The private hospital sector accounted for 50.5% of all patient admissions for surgery in 1998, including surgery performed on an outpatient basis. In 1998, 86.2% of all outpatient operations were performed in the private hospital sector. According to publicly available information, acute care admissions in the private hospital sector have increased by approximately 28% between 1994 and 1998.

The following table illustrates the distribution in 1998 of beds and admissions in the acute care sector of the private hospital sector:


46.0%
50.5%
11.9%
12.8%
34.2%
32.4%
28.5%
31.8%
81.6%
86.2%
Surgery Beds
Surgery Admissions
Medicine Beds
Medicine Admissions
Obstetrics Beds
Obstetrics Admissions
Total Acute Care Beds
Total Acute Care Admissions
Day-Care Beds
Outpatient Admissions

Source: Informations Hospitalières, n° 53, March 2000

The public hospital sector is dominant in the areas of medicine and obstetrics. In 1998, it accounted for 88.1% and 65.8% of the capacity of the French hospital sector in the specializations of medicine and obstetrics, respectively, and performed 87.2% of all medical admissions and 67.6% of all obstetrics admissions. The private hospital sector has a substantial share of the obstetrics sector, accounting for 32.4% of all admissions in this sector and having attended to 36.8% of all births in this sector in 1998.

Psychiatry. The private hospital sector's share of psychiatry is relatively small. private hospital sector facilities accounted for 16% of the capacity and 18.2% of all admissions in 1998, as illustrated in the table below.

PSYCHIATRY

	Beds	% Total	Admissions (000s)	% Total	Day-care Beds	% Total	Outpatient Admissions (000s)	% Total
Public hospital sector	56,680	84.0%	482	81.8%	26,497	99.0%	5,328	98.6%
Private hospital sector	10,798	16.0	107	18.2	279	1.0	73	1.4
Total	**67,478**	**100.0%**	**589**	**100.0%**	**26,776**	**100.0%**	**5,401**	**100.0%**

Source: Informations Hospitalières, n° 53, March 2000

Post-Acute Care and Rehabilitation. In 1998, the private hospital sector accounted for approximately 25.3% of the capacity and 27.7% of the admissions in the post-acute care and rehabilitation sector, as illustrated in the table below.

POST-ACUTE CARE AND REHABILITATION

	Beds	% Total	Admissions	% Total	Day-care Beds	% Total	Outpatient Admissions	% Total
Public hospital sector	68,249	74.7%	619	72.3%	3,147	78.1%	855	92.8%
Private hospital sector	23,089	25.3	237	27.7	880	21.9	67	7.2
Total	**91,338**	**100.0%**	**856**	**100.0%**	**4,027**	**100.0%**	**922**	**100.0%**

Source: Informations Hospitalières, n° 53, March 2000.

Oncology-Radiotherapy. The private hospital sector has a significant share of the oncology-radiotherapy sector, accounting for approximately half of the heavy equipment and 53.4% of admissions in this sector.

ONCOLOGY — RADIOTHERAPY

	Centers	No. Telecobalt	% Total	No. Accelerators	% Total	Patients (000s)	% Total
Public hospital sector	83	49	56.3%	142	52.6%	76	46.6%
Private hospital sector	96	38	43.7	128	47.4	87	53.4
Total	**179**	**87**	**100.0%**	**270**	**100.0%**	**163**	**100.0%**

Source: 1999 National Radiotherapy Study.

Characteristics of the System

Healthcare facilities in both the public and private hospital sectors must continually adapt to respond to patient expectations, the emergence of new diseases, technological developments, demographic changes and the need to control healthcare expenditures. Since 1970, successive reforms of the French healthcare system have reaffirmed the overriding goals on which the system is based:

(i) access for all to healthcare services;

(ii) providing the highest quality of care, regardless of the patient's resources; and

(iii) permitting the patient to choose between public and private healthcare facilities.

In April 1996, the most recent reform to the French hospital sector reaffirmed these goals in conjunction with the following five principles: regionalization, negotiation of contracts between the facilities and regional hospitalization agencies, cooperation between the public and private hospital sectors, accreditation and control of expenditures. This reform, together with previous reforms, have imposed greater accountability on healthcare institutions, required increased quality of healthcare services provided to patients and implemented new tools for controlling the growth of healthcare expenditures.

The following chart shows the evolution of French healthcare expenditures over the past decade:

French Healthcare Expenditures[1]


8%
7%
6%
5%
4%
3%
2%
1%
0%
(1%)
(2%)
6.7%
6.4%
5.8%
5.0%
3.0%
2.5%
1.8%
3.8%
3.6%
5.6%
3.2%
2.4%
2.1%
1.1%
1.3%
-0.9%
1.8%
1.8%
2.0%
1.1%
1.9%
1.2%
3.2%
2.9%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000(est.)
French Healthcare Expenditures
Inflation
Real GDP

Source: Rapport sur les comptes de la Santé 1999.

(1) Total healthcare spending including doctors' fees, hospitals, day-care and pharmaceuticals.

Despite the increase in expenditures in the French hospital sector, the government has actively reduced healthcare budget deficits in recent years.

Healthcare Budget Surplus/Deficit (in billions of euros)


2
1
0
(1)
(2)
(3)
(4)
(5)
(6)
(7)
(in billions of EUR)
1.4
(0.5)
(1.0)
(4.2)
(4.9)
(6.1)
(5.1)
(2.2)
(2.4)
(1.4)
(0.9)
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000(est.)

Source: Rapport sur les comptes de la Santé 1999 (June 2000).

Demand for Healthcare Services

Demand for healthcare services in Europe are expected to grow as a result of demographic and economic factors. The aging of the French population has resulted in greater utilization of medical services and a higher disease rate.

The projected percentage of the French population over the age of 65 is illustrated in the graph below.



50%
25%
0%
1950
1990
1995
2000
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
Percentage over age 65

Source: INSEE (National Institute of Statistics and Information About the Economy).

The demand for healthcare has also increased as a result of advances in medical diagnosis, disease prevention and greater availability of medical information for the general population. The financial resources to satisfy this increasing demand are borne by the national social security system, since nearly all of the French population benefits from health insurance. According to the 1999 *OECD Economic Study (France)*, nearly 80% of the population also has complementary insurance coverage, which covers that part of the care and hospitalization not reimbursed by the social security system. The following chart illustrates the sources of healthcare expenditures in France:



Complementary insurance 12%
State 1%
Households 11%
Social Security 76%

Source: DREES, Rapport sur les comptes de la Santé 1999 (June 2000).

Regulation of Healthcare Spending

Healthcare spending in the private hospital sector is regulated within the framework of an aggregate budget established annually at the national level following negotiations between the French state and the representatives of the private hospital sector. Since 2000, regional budgets have been established based on the national budget. This national budget and the regional budgets provide for the reimbursement of fees by the national social security system to private hospital sector facilities for services rendered to patients, but do not include physicians' fees which are budgeted separately.

Tariffs

Historically, tariffs for healthcare services were based upon prior years' tariffs. The use of historical figures failed to take account of the volume of activity performed by medical facilities and was characterized by disparities between facilities in different regions of France as well as facilities within the same region offering comparable healthcare services. Since 1999, the relationship between healthcare facilities in the private hospital sector and the regulatory authorities, particularly with regard to pricing, have been governed by contracts generally running for three to five years. These contracts determine the facilities' strategic orientation, define objectives with regard to quality and safety and set prices by medical discipline. The pricing of a medical activity performed by a healthcare facility in the private hospital sector is determined by classification of that activity by discipline and general qualitative criteria. The result is a price based on the activities performed and the daily rate for accommodation. Unlike healthcare facilities in the public hospital sector, which receive an aggregate allocation of funds regardless of their level of activity, facilities of the private hospital sector are financed on the basis of services rendered and activities performed. The following table sets forth the annual domestic increases (decreases) in tariffs since 1992:

	April 1 1992	April 1, 1993	April 1, 1994	April 1 1995	April 1 1996	April 1 1997	April 1 1998	May 1 1999	May 1 2000*	May 1, 2001*
Surgery	3.2%	1.5%	1.25%	1.0%	2.0%	1.0%	0.75%	(0.61)%	1.25%	2.96%
Medicine	3.2	2.4	2.5	2.0	2.0	1.0	0.75	(0.61)	1.25	5.78
Obstetrics	3.2	2.4	2.0	2.0	2.0	1.0	0.75	(0.61)	1.25	8.08
Psychiatry	4.0	3.5	2.5	2.0	2.0	1.0	0.75	(0.61)	1.25	2.32
Post-acute care	3.2	2.4	2.5	2.0	2.0	1.0	0.75	(0.61)	1.25	3.64
Rehabilitation	3.2	2.4	2.5	2.0	2.0	1.0	0.75	(0.71)	1.25	3.05

* *National rate for Continental France, this rate may be adjusted regionally by the ARH.*

Sources: 1992 = JO of 08/23/1992, 1993 = JO of 01/29/1993, 1994 = JO of 12/30/1993 + Memo from the Ministry of Health, 1995 = JO of 12/31/1994, 1996 = JO of 03/31/1996, 1997 = Decree of 01/13/1997, 1998 = JO of 04/3/1998, 1999 = Decree of 02/17/2000 = Decree of 03/04/2000, 2001 = JO of 04/14/2001.

Operators of facilities in the private hospital sector have advocated further reform of the pricing system. Specifically, the Group and other participants wish to introduce a "pathology-based pricing system" used in other countries. For this purpose, measurement tools, such as the "*Programme de Médicalisation des Systèmes d'Information,*" an information technology system have been implemented in several facilities. Management expects a pathology-based pricing system to be implemented in the next five to ten years.

Evaluation and Accreditation of Institutions

In connection with modernizing and improving the quality of services in the French healthcare system, a procedure for evaluating and accrediting healthcare facilities, administered by the regional hospitalization agencies, has been implemented with the assistance of the National Health Accreditation and Evaluation Agency. This evaluation and accreditation procedure seeks to assess the quality of the healthcare services offered by each facility in the system and provide an additional tool to patients in examining and choosing healthcare facilities.

Partnership with Physicians

Unlike the public hospital sector, whose practitioners are employees, healthcare facilities in the private hospital sector operate with physicians in private practice. These doctors provide services under a contract with the private hospital facility in which they practice and are compensated for services rendered by the social security system, complementary insurance companies or patients themselves.

Advantages of the Private Hospital Sector

The private hospital sector has the following advantages:

Cost Control. The private hospital sector has historically been successful in controlling costs, principally because of the pricing system imposed upon the sector by the regulatory authorities. As a consequence, the sector is well positioned to respond to the French state's concern for controlling growth of healthcare expenditures and its search for the most efficient partners.

A joint study conducted in 1999 by the *Fédération intersyndicale des établissements de l'hospitalisation privée* (FIEHP) and the *Union de l'Hospitalisation Privée* (UHP) provides a comparison of the costs of several treatments, depending on whether they are carried out in the private hospital sector or the public hospital sector which is illustrated below.

Treatment	Cost in the private hospital sector	Cost in the public hospital sector	Percentage by which public hospital sector costs exceed the private hospital sector
Childbirth	€1,503	€2,038	35.6%
Tonsillectomy	452	674	49.1
Eye surgery	1,473	1,807	22.7
Vein Ligation and Stripping	1,223	1,611	31.7
Digestive Tract Ailment	536	613	14.4
Heart Failure	2,142	3,617	68.8
Major Surgery on Joints and Grafts of Limbs	6,242	7,389	18.4

Source: FIEHP and UHP (1999).

On the basis of the information in the study, it was determined that the average cost of patient care in the private hospital sector was 35% lower than that of the public hospital sector.

Elimination of Inefficient Facilities. Since 1990, approximately 480 healthcare facilities in the private hospital sector have been closed. During this period, the number of private hospital institutions in France has fallen from approximately 1,900 to 1,400. As a result of the closure of inefficient facilities, the private hospital sector has become more efficient and profitable overall.

Quality Physicians. The private hospital sector works in partnership with highly trained physicians in private practice who contribute to the high quality of the healthcare services offered by facilities in this sector.

Innovation. The private hospital sector is innovative and has flexibility to respond to patient needs and expand its services to participate in new medical specializations. For example, the sector has expanded surgical operations performed on an outpatient basis. In 1998, 86.2% of all outpatient operations were performed in the private hospital sector.

Quality Alternative to Public Hospital Sector. With the principle of free choice by all patients forming one of the bases of the healthcare system in France, the private hospital sector represents a high quality alternative to the public hospital sector.

GOVERNMENT REGULATION

The French Hospital Sector

Healthcare in France is stringently regulated by the French state. Since 1970, the French government has instituted several reforms to the structure of the healthcare system in order to rationalize supply and control expenses.

In 1970, under Hospital Reform Act No. 70-1318 (December 31, 1970), the French government created a "hospital planning system" to deal with the distribution of healthcare facilities throughout the country. A national "healthcare map," identifying the location of every healthcare facility in the country, was also created. The purpose of the hospital planning system and the national healthcare map is to assist the government in its efforts to ensure the orderly distribution of healthcare facilities throughout France and monitor the country's healthcare infrastructure.

In 1983, the French government imposed a new pricing model on the public hospital sector in which facilities receive an annual allocation of funds. This model was extended to PSPH facilities in 1985. This model, however, failed to control increasing healthcare expenditures and as a result, in 1991, the French government implemented the following three principal reforms under Hospital Reform Act No. 91-738 (July 31, 1991):

- restructuring of the hospital planning system by creating regional health and social organization models to work in conjunction with the national healthcare map, to determine the most effective distribution of healthcare facilities and activities at the regional level;
- introduction of the "*Programme de Médicalisation du Système d'Information*" information technology system; and
- harmonization of the procedures under which authorizations are issued to healthcare facilities.

In 1996, the French government proposed further reforms to the healthcare system, under three ordinances which were grouped together and called the "Juppé Plan." The Juppé Plan, dated April 24, 1996, consisted of:

- Ordinance No. 96-344, on the organization of the national social security system;
- Ordinance No. 96-345, on the control of healthcare expenses; and
- Ordinance No. 96-346, on reforms to the pubic and private hospital sectors.

These ordinances supported the 1991 reforms with the following measures:

- creation of regional hospitalization agencies and the National Health Accreditation and Evaluation Agency;
- requirement that healthcare facilities and regulatory authorities enter into contracts governing their relationships;
- institution of reforms to healthcare facility financing; and
- establishment of new means by which healthcare facilities in the public and private sectors may cooperate.

The 1996 reforms, together with the earlier reforms undertaken by the French government, have radically reorganized the structure of the French healthcare system. The Group has been affected by such reforms in the following areas:

- hospital planning;
- regulation of healthcare expenses and pricing;
- relationship between facilities and regulatory authorities;
- facility management; and
- facility evaluation.

Hospital Planning

Since 1991, the number and geographical distribution of hospital healthcare facilities in the French hospital sector has been determined by the hospital planning system, employing the following tools:

- the national healthcare map, which helps authorities determine the location, type and size of healthcare facilities and activities necessary to respond to the needs of the French population;
- regional health and social organization models, which work in conjunction with the national healthcare map, to determine, at the regional level, the optimal location, type and size of healthcare facilities and activities for the French population. These models also help authorities set objectives for the healthcare facilities within each region and the entire French hospital sector. Organization models are generally prepared for each health region in the country (as identified on the national healthcare map) and include recommendations to add, consolidate, convert and/or close facilities in a region; and
- regional hospitalization agencies, which define and implement regional healthcare policy, analyze and coordinate the activities of the public and private healthcare facilities in each region and determine their resources.

By law, no healthcare facility may engage in its activity without administrative authorization. The creation, extension or conversion, total or partial, of any healthcare facility in the public or private hospital sector, the consolidation of any of such institution, the installation of heavy equipment and the establishment of alternative healthcare structures are subject to an authorization from the national Minister of Health or the executive commission of the applicable regional hospitalization agency. Authorization is granted if the proposed facility is compatible with and satisfies the healthcare needs of the population of the healthcare region where such facility is to be located, as set forth in the national healthcare map, and the objectives set forth in the regional health and social organization model. The length of the authorization granted is based on the facility's medical discipline and the activities to be carried out and is generally between five to ten years, subject to renewal.

Regulation of Healthcare Expenses and Tariffs

National Health Insurance Expense Target

The financing of the private hospital sector is governed by the Ordinances of April 24, 1996. Each year, the French government passes a Social Security Finance Law in which the National Health Insurance Expense Target is established. The purpose of this target is to fix the aggregate amount, on a national basis, of healthcare expenses covered by the social security system. The target for 2001 is €106 billion, a 3.5% increase over the target for 2000. These funds are used to finance four sectors: the public hospital sector; the private hospital sector; dependent care expenses and expenses based on individual services, covering physicians' fees and reimbursement for prescribed medications.

The National Health Insurance Expense Target establishes:

- the resources allocated to the public hospital sector (the aggregate allocation to public healthcare facilities and the PSPH); and
- the "National Quantified Objective," the annual budget of the national security system for healthcare expenses of the private hospital sector.

The National Quantified Objective is negotiated every year between the French state, representatives of the private hospital sector and their associations. The National Quantified Objective, divided according to major disciplines (medicine, surgery and obstetrics), is subsequently split into regional allocations known as "Regional Quantified Objectives." These regional objectives are managed by the regional hospitalization agencies, which are responsible for healthcare planning and management of the healthcare system.

Tariffs

Healthcare facilities in the private hospital sector receive funds according to a tariff system that is different from that applicable to facilities in the public hospital sector, including the PSPH.

The tariffs for services rendered by private healthcare facilities are set by an amendment to the contract between each facility and the regional hospitalization agency under which it operates. The

tariffs are set according to the discipline involved and a qualitative classification into five categories. This classification takes into consideration quality and comfort criteria concerning the premises, hotel infrastructure, technical infrastructure, personnel and medical procedure.

Private healthcare facilities receive compensation based on services rendered and the length of patients' stay as follows:

- *a per diem* fee per patient for each day of his or her stay at the facility, covering accommodation fees, nursing care, pharmaceutical expenses and overhead; and
- a lump sum operating or delivery room fee, based on the patient's illness, for the surgical procedure(s) or delivery performed and taking into account the technical resources used by the facility to treat the patient. This fee covers expenses for the use of the operating/delivery room, personnel (excluding physicians), anesthesiology products and supplies.

This tariff does not include physicians' fees, which are set by the regulatory authorities, in consultation with the physicians. Physicians do, however, pay a percentage of the fees they receive on a case-by-case basis to the facility in which they practice to cover general and administrative services, including the collection of their fees, and expenses related to personnel and facilities.

The sources of revenue of healthcare facilities in the private hospital sector consist of the following:

- reimbursements received from the French social security system, which account for approximately 88% of the facilities' revenues;
- additional services generally related to patients' accommodation, such as televisions and private rooms, which are not covered by the French social security system, which account for approximately 7% of the facilities' revenues. The majority of the costs for these services are paid by patients' complementary insurance policies and any balance by patients themselves; and
- amounts paid by practitioners, which account for approximately 5% of the facilities' revenues.

In October 2000, with the announcement of the 2001 Social Security Finance Law, the French government announced that discussions were set to take place to review the current pricing system and consider the effectiveness of a pricing tariff based on pathologies treated.

Relationship Between Facilities and Regulatory Authorities

The Tripartite Regulatory Regime

The Juppé Plan initiated a new relationship between healthcare facilities in the private hospital sector and their regulatory agencies. This plan introduced a tripartite system for governing the private hospital sector by involving the French state directly for the first time. Regulation of private healthcare facilities was modified as follows:

(i) the *Caisses Régionales d'Assurance Maladie* were replaced by regional hospitalization agencies for the purpose of negotiating contracts with each facility; and

(ii) obligations in the agreement on targets and resources between each facility and the regional hospitalization agency under which it operates were expanded beyond tariffs to include objectives of quality, safety and health organization.

Since 1996, a two-tier system of regulation of the private hospital sector was in place as follows:

(i) as a general framework for the sector, the French government, the French social security system and representatives of the private hospital sector entered into a national tripartite contract. This contract established, at five-year intervals, the operating and financing terms for private healthcare facilities and contained a form of contract designed to govern the relationship between the regional hospitalization agencies and each healthcare facility; and

(ii) at the facility level, each private healthcare facility and the regional hospitalization agency for the region in which such facility is located entered into an agreement on targets and resources, based on the form of contract included in the national tripartite contract.

Recent Reforms in Regulation

Although the French social security system was a party to the national tripartite contract, Article 33 of Law No. 99-1140 (December 29, 1999) of the 2000 Social Security Finance Law initiated a new contract procedure under which the role of the social security system was eliminated. This law abolished the national tripartite contract and the form of contract for each facility attached to it, replacing these agreements with a government decree reviewed by the [Council of State]. Until the decree is published however, the national tripartite contract remains in force. Consequently, this law marks a return to the two-party (the French government and representatives of the private hospital sector) system of regulating private healthcare facilities.

The restructuring of the private hospital sector also includes the creation by the French government of a fund for the modernization of healthcare facilities, the counterpart to a fund in the public hospital sector known as the "*Fonds d'Investissement pour la Modernisation des Hôpitaux Publics.*" The fund was financed with €15 million in 2000 with a planned 50% increase in financing in 2001.

The procedure for setting tariffs has been revised by the 2000 Social Security Finance Law, requiring the French state and representatives of the private hospital sector to enter into an agreement each year to:

- determine average changes in tariffs for services on both a national and regional basis; and
- establish the minimum and maximum amounts by which tariffs for the services allocated to the facilities by the regional hospitalization agencies will change.

A national agreement, signed on March 1, 2000, provided for an average 1.25% increase in tariffs as of May 1, 2000, to be adjusted on a regional basis. This rate was calculated so as to allow compliance with the National Quantified Objective set at €6.67 billion for 2000, a 2.28% increase over 1999. Subsequent negotiations between regional hospitalization agencies and healthcare facilities in the private hospital sector resulted in, by April 1, 2000, agreements concerning tariff adjustments and increased standards of quality.

Facility Management

PMSI, a Management and Measuring Tool

To improve the effectiveness of facility management and measure facility activity, the French regulatory authorities are seeking to expand the use of the *Programme de Médicalisation des Systèmes d'Information* information technology system, or PMSI, an analysis tool designed to measure hospital activity. PMSI uses quantitative indicators that mark patient stays and makes it possible to make comparisons among several periods and/or institutions by combining information on diagnostics and homogeneous groups of patients.

PMSI was introduced in 1980 and became mandatory in 1989 in institutions with more than 100 short-stay beds and was extended, as of January 1, 1997, to all private healthcare facilities for their short-stay activity. The information technology system was further extended in 1998 to all healthcare facilities engaged in follow-up or rehabilitation care in order to improve their productivity. PMSI is therefore applicable to a substantial portion of Générale de Santé's activities.

Management believes that PMSI will be extended to the psychiatry sector and potentially other sectors, particularly since the 2000 Social Security Finance Law contemplated the use of PMSI by regional hospitalization as a tool for regional tariff adjustments.

Pathology Pricing Project

Management believes that extending PMSI to all healthcare facilities will facilitate the partial and progressive replacement of the current service-based payment system with a pathology-based pricing system. This system will take into account factors not considered in the current pricing model, including the pathology treated and the patient's health-related characteristics. This new pricing model will therefore provide an effective means of comparing the cost of treatments between the public and private hospital sectors. Law No. 99-641 (July 28, 1999) initiated testing of this new pricing model in a limited geographic area beginning on July 1, 2000. However, the system has encountered strong opposition from the public hospital sector and it may not be implemented and if implemented, it may not be beneficial for the Group.

Facility Evaluation

The Qualitative Approach: Accreditation

The second major element of the Juppé Plan was the commitment to implement an accreditation and evaluation policy for all healthcare facilities.

A 1991 law had previously required the evaluation of healthcare facilities every five years by the National Agency for the Development of Medical Evaluation. This agency had, however, no experience in the evaluation of healthcare facilities and consequently, the process was largely unsuccessful. As a result of the reorganization of the agency into the National Health Accreditation and Evaluation Agency, the desire to improve the quality and safety of healthcare on a permanent basis was reaffirmed. All public and private healthcare facilities must now submit to an external accreditation, which provides an independent appraisal of the quality of the facility and its services. This procedure is undertaken at the initiative of each healthcare facility and must be renewed every five years.

Accreditation involves a preliminary phase of self-evaluation by the medical and non-medical personnel of each facility. Upon completion of this phase, one or more inspectors authorized by National Health Accreditation and Evaluation Agency carry out an evaluation of the facility taking into account issues raised in the self-evaluation process. A report of the experts' assessment, with or without recommendations and reservations, is issued. Any recommendations must be implemented and reservations remedied as specified in the report. Progress reports must be sent at regular intervals by the facility to the national agency and the facility may be subject to regular or periodic inspections. All healthcare facilities in the French hospital sector must have undergone the accreditation procedure by April 2001.

The accreditation procedure is independent of the mechanisms dealing with health and safety violations described under the heading "Relationship Between Facilities and Regulatory Authorities." The Juppé Plan merely provide, in the case of serious health or safety violations, that the matter be referred by the director of the National Health Accreditation and Evaluation Agency to the regional hospitalization agency of the region in which the facility is located.

Hygiene and Safety Regulation

Healthcare facilities in the private hospital sector are subject to rigorous technical standards and controls regarding hygiene and safety.

Technical Standards

Technical standards applicable to private healthcare facilities, generally relating to the premises, infrastructure and personnel, were initiated in 1956 by Decree No. 56-284 (March 9, 1956). Legislation imposing additional technical standards includes:

- Decree No. 92-100 (October 2, 1992), providing procedures for creating and technical conditions for operating alternative healthcare structures;
- Decree No. 97-615 (May 30, 1997), imposing technical standards on the operation of healthcare facilities providing emergency accommodation and treatment; and
- Decree No. 98-900 (October 9, 1998), imposing technical conditions on healthcare institutions engaged in obstetrics, neonatology and newborn intensive care.

The hygiene and safety of healthcare facilities in the private hospital sector are regularly monitored by regulatory authorities.

Sterilization of Medical Devices

Medical devices used by healthcare facilities are subject to regular sterilization checks carried out by a sub-commission of the French Healthcare Product Safety Agency.

Special emphasis is placed on monitoring facilities' sterilization conditions in order to reduce the risk of nosocomial infections (infections contracted by patients during their stay in healthcare facilities, which annually result in nearly 10,000 deaths in France). Article L. 711-1 of the Public Health Code requires every healthcare facility to implement procedures to ensure the proper sterilization of its medical devices to protect against these infections. A 1999 French court decision reinforced the

necessity for facilities to have proper sterilization procedures by imposing upon physicians the obligation to perform standard procedures for the sterilization of medical devices.

Safety Controls

All public buildings, including healthcare facilities, are subject to periodic safety inspections by government safety inspectors. The purpose of these inspections is to ensure that institutions comply with safety rules and standards, including those for construction, fire prevention and blackouts. Failure to comply with such rules and standards results in the imposition of penalties. The Group's facilities have a good safety record and no material penalty regarding these rules and standards is pending as of the date of this offering memorandum

Medical Device Incident Reports

Incidents resulting from the use of medical devices must be recorded and the information reported to the French Healthcare Products Health Safety Agency. The information is compiled for studies and used to evaluate the performance of medical devices.

Monitoring of Blood Products and Pharmaceuticals

Blood products and pharmaceuticals are constantly monitored following local and national procedures to ensure the quality of human blood and its derivatives and medications and pharmacological substances used by healthcare facilities. This monitoring permits facilities to gather and evaluate information on the effects of the therapeutic use of blood and pharmaceutical products.

Disposal of Medical Waste

The definition of medical waste in Article R. 44-1 of the Public Health Code includes waste from the diagnostic and treatment activities of healthcare facilities as well as that produced by medical research and teaching activities. The producer of the waste is responsible for its disposal. This obligation is satisfied by entering into a written agreement with a provider responsible for collecting and disposing of the waste. The French ministries responsible for health and the environment have issued provisions that must appear in these agreements as well as in the documents for tracking the collection and disposal operations. These government agencies also conduct periodic inspections to ensure that proper procedures for the disposal of medical waste are followed.

The Public Health Code contains special procedures for the disposal of hazardous medical waste. Hazardous waste has to be separated from other waste and strictly regulated disinfection or incineration measures must be followed. If this waste is processed outside the healthcare facility, its transportation falls under rules applicable to the transportation of hazardous goods and materials and must be covered by a tracking form issued by the facility.

Specific Provisions Applicable to Long-Stay Institutions

Générale de Santé's operations in the dependent care sector consist of long-stay institutions devoted to serving the elderly and dependent persons. These facilities are subject to the regulations set forth in Law No. 75-535 (June 30, 1975) regulating the activities of social and dependent care facilities. This law requires that dependent care facilities in the private hospital sector obtain an administrative authorization. The authorization is subject to compliance with the qualitative and quantitative needs of the population as defined by the National Commission or the Regional Commission of Social and Medical-Social Institutions.

Given the large number of existing dependent care facilities and the requirement that the *Conseil Général* the governmental authority of each French department (geographic areas within a region), only participate in the housing of some retirees, few new authorizations have been granted. Withdrawals of authorizations are also rare and generally only occur if a facility has failed to comply with hygiene and safety regulations and has not remedied such failures as required by the *Directions Départementales des Affaires Sanitaires et Sociales*.

Decree No. 99-316 (April 26, 1999) instituted the tariff system for dependent care facilities. The applied rate is divided into three components:

- a *per diem* fee for accommodation, covering overhead expenses, hotel services, catering, maintenance and social activities;
- a *per diem* fee related to dependency, covering all of the assistance and supervisory services necessary to accomplish the essential acts of living, which fee is covered by an accommodation surcharge directly linked to the state of dependency of the patient; and
- a *per diem* fee related to healthcare, covering medical and paramedical services provided.

MANAGEMENT

Set forth below is certain information concerning the management of Générale de Santé, including a summary of the material provisions of its *statuts* (by-laws) and applicable provisions of French law.

Board of Directors

According to French law, Générale de Santé's board of directors is responsible for determining the Group's strategic focus and implementing the Group's strategies.

Générale de Santé's by-laws provide that the board of directors must have a minimum of three and a maximum of 18 members. The board of directors is comprised of six directors.

Générale de Santé's by-laws provide that each director may serve for a term not to exceed six years. Directors need not be French citizens and there is no limitation on the number of terms that directors may serve. In addition to reviewing and monitoring the Group's business, the board of directors is responsible for, among other things, the preparation of the Group's year-end consolidated financial statements, the presentation of the financial statements to the shareholders and the convening of general meetings of shareholders. Under French law, directors elected by the shareholders are responsible for actions taken by them that are contrary to the company's interests and may be held civilly liable for such actions.

As of June 1, 2001, the board of directors was composed of the following individuals:

Name	Position	Election date	Age	Other Functions and Mandates
Daniel Bour	Chairman of the Board of Directors and Chief Executive Officer	June 1, 2001	45	Chairman of the "*Association des Entreprises Privées de l'Hospitalisation*"; Member of the Executive Committee of the labor union FIEPH-UHP
Hervé Claquin	Director	June 1, 2001	52	Chief Executive Officer of ABN AMRO Capital France
Alain Gomez	Director	June 1, 2001	52	Chairman of FACOM SA; Founder of the "*Fondation pour Entreprendre*"
Robert Marion	Director and Chief Financial Officer	June 1, 2001	51	
Simon Rowlands	Director	June 1, 2001	43	Director of Cinven Limited
Jean-François Sautereau	Director and Chief Operating Officer	June 1, 2001	46	

The decisions of the board of directors require a majority of the votes of the directors, whether present or represented at the meeting. According to the by-laws, the Chairman has the decisive vote in case of deadlock.

Biographies of Directors

Daniel Bour has been Chairman of the board of directors and Chief Executive Officer since 1997. After beginning his career as an environmental engineer, Mr. Bour joined Compagnie Générale des Eaux in 1987 as a consultant. He became the executive officer in charge of development in 1988, and Chief Executive Officer of Générale de Santé International in 1990, a subsidiary responsible for, among other things, international development of the Group and its operations in the United Kingdom. Mr. Bour is a graduate of the Paris *Institut National Agronomique* and the *Université de Paris Sorbonne*, where he obtained a Masters in Economics.

Hervé Claquin is ABN AMRO Capital France's Chief Executive Officer since 1991 in charge of private equity operations on the French market. He started his career at Crédit Lyonnais in 1974 and joined the ABN AMRO group in 1976 as investment banking representative for France. He then took

in charge various activities in the investment banking division in France. Hervé Claquin holds a degree from the *Ecole des Hautes Etudes Commerciales* (HEC) of Paris.

Alain Gomez is the Chairman of the FACOM Group. After beginning his career in the public sector as a member of the *Inspection des Finances* of the Ministry of Finance in 1965, Mr. Gomez joined the Saint Gobain Group in 1971, where he served as an officer. In 1982, Mr. Gomez became Chief Executive Officer of the Thomson Group and was subsequently named Chairman of the board of directors. In November 1996, Mr. Gomez joined the Fimalac Group. Mr. Gomez has a degree in law, is a graduate of the Paris *Institut d'Etudes Politiques* and the Harvard Business School Program for Management Development and is a former student of the French *Ecole Nationale d'Administration* ("Stendhal" class).

Robert Marion has been the Chief Financial Officer of Générale de Santé since 1997. Mr. Marion was an accountant with Price Waterhouse from 1971 to 1985. In 1985, Mr. Marion joined Bati Service Promotion (Kaufman & Broad Group) as Chief Financial Officer. In 1991, he became Chief Financial Officer of the Tarmac France Group until 1996, when he served as a financial consultant for Directeurs Financiers Plus. Mr. Marion is a graduate of the University of Manchester (BSc. Hons) and a member of the England and Wales Institute of Accountants.

Simon Rowlands has been a director of Santé Luxembourg since the LBO of 1997. He is a director of Cinven Limited. He has been responsible for leading Cinven's investment in Nutreco, Amicus Healthcare, General Healthcare Group as well as Générale de Santé.

Jean-François Sautereau has been Chief Operating Officer of Générale de Santé responsible for operations since 2000. After beginning his career with the Accor Group in 1978, where he was an officer in the hotel division, Mr. Sautereau joined the Sodhexo Group in 1984 where he was executive officer in charge of operations of the group's hotel and health subsidiary. Mr. Sautereau is a graduate of the *Ecole Hôtelière* of Thonon-les-Bains, *Management Général CRC* (HEC) and the IAE of Aix-en-Provence, where he obtained a degree in management of service activities.

Management Team

The board of directors appoints (i) a Chairman from among its members to represent the board of directors and to ensure that the Group is properly managed, and (ii) a Chief Executive Officer (*Directeur Général*) who has the power to act in the name of the Group within the scope of its corporate purpose and to bind the Group in all respects. At the direction of the Chief Executive Officer, who may also serve as Chairman under French law, the board of directors may appoint up to five individuals as executive officers to assist the Chief Executive Officer (*Directeurs Généraux Délégués*). Pursuant to Générale de Santé's by-laws, neither the Chairman nor any executive officer may continue in office beyond his or her seventieth birthday.

Under French law, the Chief Executive Officer has full executive authority to manage the affairs of the Group. Pursuant to Générale de Santé's by-laws, the Chief Executive Officer has broad powers to act on behalf of the Group and to represent the Group in dealings with third parties, subject only to those powers expressly reserved to the board of directors or the shareholders. The Chief Executive Officer determines, and is responsible for the implementation of, the goals and strategies of the Group and the budgets for the Group's facilities, which are reviewed and monitored by the board of directors. The Group's officers need not be French citizens.

Management of Générale de Santé is carried out by a Management Committee, consisting of all members of the board of directors as well as the senior managers from the various operational and functional divisions. The Management Committee facilitates co-ordination between the various Group facilities, monitors the results of the operational divisions and reviews the activity reports of the functional divisions.

The following is a summary of the backgrounds of the members of the Group's Management Committee (other than members of management who are also directors who are described above):

Name	Position
Catherine Bugeon	Quality and marketing officer
Benoît Dumont	Executive officer of Généridis
Jean-François Grosfilley	Executive officer of Médipsy
Georges Ichkanian	Human resources officer
Isabelle Lecomte	Executive officer of Dynamis
Olivier Missoffe	Special consultant

Catherine Bugeon joined the Group in 1987. After working as a nurse at Saint Michel Hospital (Paris), Ms. Bugeon joined Générale de Santé in 1987 to act successively as communication officer (1988-1993), communication and quality officer (1993-1998) and, since 1998, as quality and marketing officer. Ms. Bugeon is a qualified nurse and is a graduate from the *Ecole des Cadres* and from ESSEC (strategic marketing).

Benoît Dumont joined the Group in 1996 as Chairman and Chief Executive Officer of the Clinique des Bleuets facility in Reims. In 1999, Mr. Dumont was named executive secretary of operations management and, in 2000, was seconded to the management of Généridis. After beginning his career within private hospitals in 1977 and being responsible for facilities within the Clininvest Group, Mr. Dumont became Chairman and Chief Executive Officer of a regional hospitalization group in Dijon. He holds a degree in economics sciences.

Jean-François Grosfilley joined the Group in 1987. Mr. Grosfilley began his career with Indosuez and became executive officer of Médifutur in 1981. He is currently executive officer of Médipsy. Mr. Grosfilley is a graduate of the Paris *Institut d'Etudes Politiques* and holds a law degree.

Georges Ichkanian joined the Group in 2000 as human resources officer, after having served as human resources officer in different companies since 1986. Mr. Ichkanian is a graduate from the IPAG and the CPA Paris in ventures' general management (HEC group).

Isabelle Lecomte joined the Group in 1988 as an internal auditor. Ms. Lecomte became executive director of Dynamis in 1995 and development officer of Générale de Santé in 1999. She is a graduate of ESCP.

Olivier Missoffe joined the Group in 1999 as a special consultant to the management of Générale de Santé. After beginning his career in 1984 with Prepac (a container maker for the food industry) as a sales officer, Mr. Missoffe managed the EDAP-TMS group (research and development company of high tech therapeutic goods) between 1990 and 1996. Mr. Missoffe has a degree in economic policy and is a graduate of ESLCA.

Organization

Générale de Santé has two organizational structures in place: functional and operational. An intra-group management structure was also created in the form of "economic interest groups."

Functional Organizational Structure


Chairman of the Board of Directors
D. BOUR
Finance
R. MARION
Operations
J.F. SAUTEREAU
Development
I. LECOMTE
Quality and Marketing
C. BUGEON
Human Resources
G. ICHKANIAN
Legal
Health Care
Real Estate
J.L. ILLOUZ
Risk Management
L. RICOUR
Purchases
A. SAUTET
Real Estate Projects
S. BENTOT
Members of the Management Committee

This organizational structure includes:

(i) four functional departments:

(a) finance department, to which the legal department reports;

(b) development department (responsible for acquisition projects), to which the healthcare real estate department reports;

(c) quality and marketing department, to which the risk management department reports; and

(d) human resources department; and

(ii) three operational departments, headed by the operations department and to which the purchases and real estate projects departments report.

All these departments are headed by the Chairman of the board of directors. The Chairman also heads the Management Committee.

The Group's policy of centralized management has resulted in the implementation of specific organization and coordination tools for the facilities. Facility managers serve on different committees, such as the investment committee, the scientific committee and the branding committee.

Operational Organizational Structure



Chairman of the Board of Directors
D. BOUR
Operations
J.F. SAUTEREAU
GENERIDIS
B. DUMONT
GENERIMED
P. VADOT
ACUTE CARE
Aquitaine C. PAASCHE
Burgundy PY. GUIAVARCH
North A. TAGLIOLI
Normandy C. JACQUINET
Provence-Alpes Côte d'Azur JP. HOMS
Paris P. COTTARD
M. DI ROSA
D. HOVASSE
E. PRIN
P. SERRIERE
Rhône Alpes J. VAUTIER
MEDIPSY
J.F. GROSFILLEY
DYNAMIS
I. LECOMTE
GS BIO DIAGNOSTIC
JM. SOLIVERES
GSS Canada
A. LELLOUCHE
50%
International
M. BRENNETOT
GSMS
Y. JOURNEL
52%
Santé Services
O. MISSOFFE

Six departments report to the Chief Operating Officer:

(i) Généridis, responsible for oncology-radiotherapy activities;

(ii) Génerimed, responsible for home-care activities. The Group purchased a majority interest in Génerimed in March 2001;

(iii) acute care, which includes seven regional departments (Aquitaine, Burgundy, North, Brittany-Normandy, Provence-Alpes-Côte d'Azur, Paris and Rhône-Alpes) and is organized under two holding companies, Générale de Santé Cliniques and Médifutur;

(iv) Médipsy, responsible for psychiatric activity;

(v) Dynamis, responsible for post-acute care and rehabilitation activities; and

(vi) GS Bio Diagnostic, responsible for diagnostic activities.

The remaining departments and operational subsidiaries (International (GSDI), Sagesse and Services et Santé) report directly to the Chairman of the board of directors.

Each of the Group's facilities operates semi-autonomously but must comply with requirements regarding organization, quality and reporting. Each facility manager is committed to a three-year regional strategic plan, an annual operating and investment budget and Group reporting procedures (monthly and yearly social, fiscal, communications and crisis-management reporting). In the acute care sector, the manager of each facility reports to a regional manager who is responsible for communications with regulatory authorities. In other sectors, the manager of each facility reports directly to the Group's national manager.

Economic Interest Groups

To better coordinate its activities, the Group created two economic interest groups (*Groupement d'Intérêts Economiques*), known as "GIE Générale de Santé" and "GIE Générale de Santé Hospitalisation." These groups are centralized management, consulting and assistance structures for Générale de Santé's different subsidiaries. See "Business—GIE". These groups also facilitate the process by which the best outside consultants may be engaged to provide expertise and advice to all facilities within the Group. The groups rely on outside providers for legal, marketing and communication expertise.

Interest of Management

Compensation

Members of management are compensated on the basis of a fixed salary plus a bonus of up to 40% of the manager's gross annual income. The amount of the bonus is based on economic and qualitative performance objectives.

For the year ended December 31, 2000, the aggregate compensation paid by Générale de Santé to its three executive officers and the six members of its senior management team was €1,227,237.

Members of the board of directors will receive total annual compensation of €22,867 for their services as directors in 2001.

Information on Transactions with Directors and Executive Officers

As of the date of this Offering Memorandum, there are no contracts, arrangements or transactions between Générale de Santé and any of its directors or executive officers, other than those entered into on an arm's length basis in the ordinary course of business.

On December 19, 2000 Oliver Missoffe, a senior manager of the Group, and two other employees of the Group, were each granted 8,587 units of Services et Santé pursuant to an agreement, dated June 19, 2000, with CGdS, Générale de Santé Service and Services et Santé. Each unit is made up of one share and three warrants of Services et Santé. Each warrant entitles the holder to purchase one share of Services et Santé at an exercise price equal to the nominal value of the share plus a premium. The warrants are exercisable until December 19, 2010. On a fully diluted basis, Mr. Missoffe and the other employees collectively hold 4.6% of the capital stock of Services et Santé as of the date of this Offering Memorandum.

Loans and Guarantees Granted or Established in Favor of Directors, Executive Officers

No loan has been granted to, nor any guarantee given in favor of, any of the directors, executive officers or members of management by Générale de Santé.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information with respect to ownership of the Shares as of the date of this Offering Memorandum, and as adjusted to reflect the sale of the Shares offered hereby (based on an Offering Price of €20.70, the mid-point of the expected price range of €19.10 to €22.30) for (i) each person known to the Group to own more than 5% of the Shares, (ii) the Selling Shareholder, (iii) SCSGS, the company wholly owned by the Group's management for the purpose of directly owning shares and (iv) employees and physicians, each as a group.

	Before the Global Offering		After the Global Offering — Assuming no Exercise of the Over-allotment Option			After the Global Offering — Assuming Full Exercise of the Over-allotment Option[7]			
Name	Shares Beneficially Owned	%	Shares to Be Sold	Shares Beneficially Owned	%	Additional Shares to Be Sold	Total Shares to Be Sold	Shares Beneficially Owned	%
Santé Luxembourg[1][2]	30,073,600	100.0	11,247,960	17,036,261	43.4%	2,977,194	14,225,154	14,059,067	35.8%
SCSGS[3][4]	—	—	—	1,789,379[3]	4.6	—	—	1,789,379[3]	4.6
FCPE Générale de Santé Actionnariat[5]	—	—	—	603,864	1.5	—	—	603,864	1.5
Physicians[6]	—	—	—	568,343	1.5	—	—	568,343	1.4
Public	—	—	—	19,279,617	49.1	—	—	22,256,811	56.7
Total	**30,073,600**	**100.0%**	**11,247,960**	**39,277,464**	**100.0%**	**2,977,194**	**14,225,154**	**39,277,464**	**100.0%**

(1) Includes the Shares held by the six members of the board of directors.

(2) The share capital of Santé Luxembourg is as follows:

	Before the Global Offering		After the Global Offering and prior to the cancelation of treasury shares**		
	Number of shares held	%	Number of shares held	%	% of voting rights
Cinven funds	8,256	41.1%	8,830	43.4%	45.6
SCSGS	2,010	10.0	0*	0*	0
ABN AMRO Venture BV***	1,822	9.1	1,949	9.7	10.1
Hussein Al Amoudi	1,215	6.0	1,300	6.5	6.7
LDV Holding BV (IMI San Paolo)	1,081	5.4	1,156	5.8	6.0
Cerus	1,045	5.2	1,118	5.6	5.8
Eurazéo	521	2.6	557	2.8	2.9
Vivendi Environnement****	4,060	20.2	4,342	21.6	22.4
Alain Gomez	90	0.5	96	0.5	0.5
Treasury shares	—	—	752	3.7	0
Total	20,100	100.0%	20,100	100.0%	100.0%

* SCSGS's interest in Santé Luxembourg will be nil following the reorganization described under the heading "The Group—The Reorganization."

** This column does not take into consideration the acquisition by the shareholders of Santé Luxembourg of 37.4% of the shares of Santé Luxembourg held by SCSGS and not contributed to the Group in the reorganization (assuming SCSGS contributes 62.6% of its shares of Santé Luxembourg to the Group in the reorganization).

*** ABN AMRO Venture BV is an affiliate of ABN AMRO Rothschild GIE, one of the Joint Global Coordinators of the Global Offering.

**** Including the 3,900 shares of Santé Luxembourg issued to Vivendi Environnement upon conversion of its convertible bonds (the exercise by Vivendi Environnement of its conversion right is conditional upon and will become effective when all amounts due under the underwriting agreement in respect of the subscriptions for Shares in the Global Offering. Following conversion of its bonds, Vivendi Environnement will hold (taking into account the shares of Santé Luxembourg to be purchased from SCSGS but excluding any shares held in treasury) 22.44% of the shares of Santé Luxembourg.

(3) SCSGS will acquire Shares through the reorganization (which is expected to occur immediately following the listing of the Shares for trading on the *Premier Marché* of Euronext Paris). See "The Group—The Reorganization." It is anticipated that SCSGS will contribute 62.6% of its shares of Santé Luxembourg to Générale de Santé and that, as a result, it will receive 1,789,379 Shares. The balance of SCSGS's shares (*i.e.*, 37.4%) of Santé Luxembourg will be sold to the remaining Santé Luxembourg shareholders pro rata to their holdings for Shares and cash. Any consideration received as Shares will therefore increase SCSGS's percentage ownership in Générale de Santé. However, SCSGS may sell to the selling shareholder, at the Offering Price net of the selling commission, up to approximately 11% of any Shares sold pursuant to the over-allotment option.

(4) The share capital of SCSGS (a company wholly owned by the Group's management for the purpose of directly owning Shares) is as follows:

Name	Number of shares held	%	Voting rights	%
Key Management Members*	6,518	32.4%	15,950**	44.4%
Other members of management	13,582	67.6	20,010	55.6
Total	20,100	100.0%	35,960	100.0%

* Daniel Bour, Robert Marion and Jean-François Sautereau.

** Most of the shares held by the principal directors have triple voting rights.

(5) FCPE Générale de Santé Actionnariat is the vehicle by which qualifying employees will purchase Shares in the Employee Offering.

(6) Physicians are qualifying physicians purchasing Shares in the Doctors' Offering.

(7) Does not take into account the sale of any Shares by SCSGS on exercise of the over-allotment option.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of Générale de Santé's principal debt agreement to be entered into in connection with the refinancing.

Prior to the closing of the Global Offering, Générale de Santé and certain of its subsidiaries (Compagnie Générale de Santé, Générale de Santé Cliniques and Immobilière de Santé) intend to enter into a €183 million credit agreement (the "Credit Agreement") with a group of lenders arranged by Natexis Banques Populaires and Crédit Industriel et Commercial to refinance certain existing indebtedness. The Credit Agreement consists of the following three lines of credit: (i) a €106.7 million medium term loan; (ii) a €45.8 million revolving credit facility; and (iii) a €30.5 million acquisition facility.

Under the terms of the Credit Agreement, the Group and the subsidiaries which are parties to the agreement will pledge the shares of their material subsidiaries and pledge the rights to amounts owed under intra-group loans with subsidiaries which are made using the proceeds of the Credit Agreement. Générale de Santé will guarantee all amounts borrowed under the Credit Agreement and Compagnie Générale de Santé will grant a first demand guarantee ("*garantie à première demande*") for amounts borrowed by its subsidiaries.

All facilities bear interest at a rate equal to EURIBOR (over the interest period selected by the Group) plus a variable margin ranging from 1.25% to 2%, depending on the Group's ability to meet two consolidated ratios (consolidated EBITDA-to-consolidated financial expenses and total net indebtedness-to-consolidated EBITDA). Based on the Group's balance sheet as of December 31, 2000, the margin would be 2% per annum. All facilities rank senior to any other indebtedness of the Group and, except as otherwise described below, mature on June 30, 2008.

Medium Term Loan

Purpose: The medium term loan facility will be divided as follows:

(i) an amount to partially reimburse shareholder bonds ("Tranche A-1"); and

(ii) an amount to partially refinance the Group's indebtedness under its senior credit agreement, dated July 2, 1997, as amended ("Tranche A-2").

Borrowers:

Tranche A-1: Générale de Santé.

Tranche A-2: Compagnie Générale de Santé, Générale de Santé Cliniques and Immobilière de Santé.

Amount: The maximum amount available is €106.7 million.

Tranche A-1: €65.6 million, which may be reduced if the gross proceeds to the Group from the Global Offering are less than €76.2 million.

Tranche A-2: €41.1 million.

Drawings: Each of Tranche A-1 and Tranche A-2 are required to be drawn down in a single payment.

Availability:

Tranche A-1: Available to be drawn down from the closing of the Global Offering until July 20, 2001.

Tranche A-2: Available to be drawn down from June 12, 2001 to June 30, 2008.

Repayment:

Tranche A-1: Due in full on July 20, 2001.

Tranche A-2: Semi-annual installments payable on June 30 and December 31 of each year until June 30, 2008.

Revolving Credit Facility

Purpose:	To fund working capital and partially refinance the Group's indebtedness under the senior credit agreement, dated July 2, 1997, as amended.
Borrowers:	Compagnie Générale de Santé, Générale de Santé Cliniques and Immobilière de Santé.
Amount:	The maximum amount available is €45.8 million.
Drawings:	Increments of at least €3 million each.
Availability:	Available to be drawn down from June 12, 2001 to June 30, 2008.
Repayment:	Three annual installments: €7.6 million on December 31, 2006, €7.6 million on December 31, 2007 and €30.6 million on December 31, 2008. The facility must have at least €15.25 million in available credit for a period of 30 consecutive days at least once each year.

Acquisition Facility

Purpose:	To fund capital expenditures in the Group's existing facilities and future acquisitions meeting certain criteria.
Borrowers:	Compagnie Générale de Santé, Générale de Santé Cliniques and Immobilière de Santé.
Amount:	The maximum amount available is €30.5 million.
Drawings:	Increments of at least €3 million each.
Availability:	€19.8 million will be available to be drawn down from June 12, 2001 until the closing of the Global Offering. From the closing of the Global Offering until June 30, 2003, the entire amount of the acquisition facility will be available to be drawn down (reduced by amounts previously drawn down under the facility) provided that the gross proceeds to the Group from the Global Offering are at least €76.2 million.
Repayment:	Semi-annual installments payable on June 30 and December 31 of each year until June 30, 2008.

Covenants under the Credit Agreement

The Credit Agreement contains various restrictive covenants which apply to all of the facilities under the agreement and which limit the ability of the Group to, among other things, (i) incur new indebtedness except in the ordinary course of business and subject to certain limitations, (ii) create liens on assets and issue guarantees, other than upon the terms and conditions specified therein or with the prior written consent of the lenders and, (iii) invest or finance external growth without the prior written consent of the lenders and subject to certain limitations.

The Group will be required to (i) hedge at least 60% of the amount of net indebtedness against interest rate fluctuations, and (ii) retain a certain equity interest in its principal subsidiaries.

The Credit Agreement contains financial covenants which will, among other things, require Générale de Santé to maintain a financial indebtedness ratio (net consolidated indebtedness/ consolidated EBITDA) between 3.1 to 1 and 1.25 to 1, a financial cost ratio (consolidated EBITDA/ consolidated financial costs) between 4.3 to 1 and 7.75 to 1 and a gearing ratio (net indebtedness/equity capital) between 1.6 to 1 and 1 to 1. Générale de Santé will also implement a dividend policy at the subsidiary level that is consistent with these financial covenants.

Mandatory Prepayment under the Credit Agreement

The Credit Agreement provides that the occurrence of any of the following events requires the mandatory prepayment of amounts outstanding under the agreement:

(i) the Group becomes subject to a takeover bid or a public offer of exchange, requiring the prepayment of all amounts outstanding under each of the three facilities;

(ii) the Group issues Shares for cash (other than pursuant to the Global Offering), requiring the prepayment of up to one-third of the net amount of cash to be received or such lesser amount as would reduce the Group's net debt-to-EBITDA ratio to 1.5 to 1; and

(iii) the Group enters into a transaction that would cause it to hold less than 95% of the capital of Compagnie Générale de Santé, requiring the prepayment of all amounts outstanding under each of the three facilities.

DESCRIPTION OF CAPITAL STOCK

Set forth below is certain information concerning the authorized and issued capital stock of Générale de Santé and a brief summary of certain significant provisions of its *statuts* (by-laws) and applicable French law. This description does not purport to be complete and is qualified by reference to Générale de Santé's by-laws and to French law. Copies of Générale de Santé's by-laws in French are publicly available from the *Registre du Commerce et des Sociétés* in Paris, France. Information on the expected principal French trading market for the Shares is set forth under "Market Information."

General

Générale de Santé's share capital has been modified on several occasions since the Group's incorporation. As a result of a share split and the conversion of the share capital into euros on June 1, 2001, the par value of each Share was adjusted from FF100 to €0.75. As of that date without giving effect to the Global Offering, the Group had 30,073,600 Shares outstanding and its share capital was €22,555,200.

Form of Shares

Générale de Santé has only one class of Shares, which may be held in bearer or registered form. Shares traded on the *Premier Marché* of Euronext Paris are held in bearer form and are cleared and settled through Euroclear France. Générale de Santé may use any lawful means to identify holders of Shares, including a procedure known as "*titres au porteur identifiables,*" according to which Euroclear France will, at the Group's request, disclose the name, nationality, address and number of Shares held by each shareholder in bearer form. This information may only be requested by Générale de Santé and may not be disclosed to others. To the extent that the results of the *titres au porteur identifiables* reveal that Shares are held by intermediaries on behalf of ultimate holders, Générale de Santé may request that such intermediaries disclose the identity of the ultimate holder of the Shares. If the intermediary does not disclose such shareholder's identity the ultimate shareholder will not be permitted to exercise the voting rights attached to their Shares and to receive dividends until such shareholder's identity is disclosed.

Holding of Shares

Under French law, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered Shares are entered into an account maintained by Générale de Santé or by a representative that it has nominated, while Shares in bearer form must be held in an account maintained by an accredited financial intermediary on the shareholder's behalf.

For all Shares in registered form, Générale de Santé maintains with Euroclear France a share account which is administered by NSMD. In addition, Générale de Santé maintains accounts in the name of each registered shareholder either directly or, at a shareholder's request, through a shareholder's accredited intermediary, in separate accounts maintained by NSMD on behalf of Générale de Santé. Each shareholder's account shows the name and number of Shares held and, in the case of Shares registered through an accredited financial intermediary, the fact that they are so held. NSMD, as a matter of course, issues confirmations to each registered shareholder as to Shares registered in a shareholder's account, but these confirmations do not constitute documents of title.

Shares in bearer form are held and registered on the shareholder's behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by the intermediary. Each accredited financial intermediary maintains a record of Shares held through it and will issue certificates of inscription for the Shares that it holds. Shares held in bearer form may only be transferred through accredited financial intermediaries and Euroclear France.

Requirement for Holdings Exceeding Certain Percentages

French law provides that any individual or entity, acting alone or in concert with others, that acquires Shares and then holds, directly or indirectly, more than 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of Générale de Santé's outstanding share capital or voting rights, or that subsequently falls below any of these thresholds, must notify Générale de Santé by registered letter, with return receipt, within 15 calendar days of crossing that threshold, of the number of Shares and voting rights it holds. Such individual or entity must also notify the *Conseil des Marchés Financiers*, the self-regulatory organization

that has general regulatory authority over French stock exchanges and whose members include representatives of French stockbrokers, by registered letter, with return receipt, within five trading days of crossing that threshold. Any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Paris Commercial Court at the request of Générale de Santé's Chairman, any of Générale de Santé's shareholders or the *Commission des Opérations de Bourse*, the French securities regulator. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of Shares representing 10% or 20% of Générale de Santé's share capital must notify Générale de Santé, the *Conseil des Marchés Financiers* and the *Commission des Opérations de Bourse* of its intentions for the 12 months following such acquisition within 15 days of each crossing such threshold. Failure to comply with this notification of intentions will result in the suspension of the voting rights attached to the Shares exceeding the 10% or 20% threshold held by the shareholder for a period of two years from the date on which the shareholder has cured such default.

In addition, Générale de Santé's by-laws provide that every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of Shares representing at least 3% and any incremental multiple of 3% of the Group's share capital, or that subsequently falls below such threshold, must notify the Group by registered letter, with return receipt, within 15 calendar days of crossing each such threshold. These requirements terminate automatically if any shareholder or group of shareholders acting in concert holds at least two-thirds of the outstanding Shares. Failure to comply with these notification provisions will result in the suspension of the voting rights attached to the Shares exceeding this 3% or increment of 3% threshold for a period of two years after regularization, if requested at a shareholder's meeting by one or more shareholders holding Shares representing at least 3% of the share capital.

Dividend and Liquidation Rights

Pursuant to French law, Générale de Santé may make dividend distributions to its shareholders out of net income in each fiscal year, after deductions for depreciation and reserves, as increased or reduced by any profit or loss carried forward from prior years, and less any contributions to reserves. Any distributions are also subject to the Group's by-laws and other requirements of French law.

Under French law, Générale de Santé must allocate 5% of its net profits in each fiscal year to a legal reserve fund until the amount in that fund is equal to 10% of the nominal amount of its share capital. This legal reserve is distributable only upon the Group's liquidation.

Générale de Santé's by-laws provide that its shareholders may decide to allocate all or a part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends, either in cash or Shares.

If Générale de Santé's interim income statement certified by its auditors shows that Générale de Santé has made distributable profits since the end of the preceding fiscal year, the board of directors may, subject to French law and regulations, distribute interim dividends without the approval of shareholders. An interim dividend may not exceed distributable profits.

Under French law, Générale de Santé must distribute dividends to its shareholders *pro rata* according to the number of Shares they hold. Dividends are payable to holders of Shares outstanding on the date of the shareholders' meeting approving the distribution of dividends or, in the case of interim dividends, on the date the board of directors meets and approves the distribution. The payment of dividends must occur within nine months of the end of the fiscal year to which the dividend pertains. Under French law, dividends not claimed within five years of the date of payment revert to the French state.

In the event Générale de Santé is liquidated, its assets remaining after payment of its debts, liquidation expenses and all of its other remaining obligations will first be distributed to repay the nominal value of the Shares. After these payments have been made, any surplus will be distributed *pro rata* among the holders of Shares based on the number of Shares they hold.

Changes in Share Capital

Under French law, Générale de Santé may increase its share capital only with approval of its shareholders at an extraordinary general meeting. There are two ways to increase share capital: (i) an issuance of additional Shares, including the creation of a new class of Shares, and (ii) an increase in

the nominal value of existing Shares. The Group may issue additional Shares for cash or for assets contributed in kind, upon the conversion of debt securities that it may have issued, by capitalization of its reserves or, subject to certain conditions, in satisfaction of its indebtedness.

Under French law, Générale de Santé may decrease its share capital only with the approval of its shareholders at an extraordinary general meeting. There are two ways to reduce share capital: (i) a reduction in the number of Shares outstanding, and (ii) a decrease in the nominal value of existing Shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. The Group may reduce the number of outstanding Shares either by an exchange of Shares or by the repurchase and cancellation of its Shares. French law requires that all the holders of shares in each class of shares must be treated equally in any reduction in a company's share capital, unless the adversely affected shareholders otherwise agree.

Attendance and Voting at Shareholders' Meetings

French companies may hold either ordinary or extraordinary general meetings of shareholders. Ordinary general meetings are required for matters that are not specifically reserved by law to extraordinary general meetings. Matters which can be approved at an ordinary meeting of shareholders include the election of the members of the board of directors, the appointment of statutory auditors, the approval of a management report prepared by the board of directors, the approval of annual financial statements, the declaration of dividends and the issuance of bonds. Extraordinary general meetings are required to, among other things, modify shareholders' rights, approve amendments to by-laws, mergers and increases or decreases in share capital (including a waiver of preferential subscription rights), create a new class of shares, authorize the issuance of investment certificates or securities convertible, exchangeable or redeemable into shares and sell or transfer substantially all of the company's assets.

Générale de Santé's board of directors is required to convene an annual general meeting of shareholders for approval of the annual financial statements within six months of the end of the fiscal year. However, the president of the Paris Commercial Court may permit an extension of this six-month period. The Group may convene other ordinary and extraordinary general meetings at any time during the year. Meetings of shareholders may be convened by (i) the board of directors, (ii) the Group's statutory auditors or (iii) a court-appointed agent at the request of (a) one or more shareholders holding at least 5% of the outstanding share capital or (b) in the case of an emergency, the works council (*comité d'entreprise*) or any interested party.

French law requires that a preliminary notice of a listed company's general meeting of shareholders be published in the official French newspaper for legal notices, at least 30 days prior to the meeting. The preliminary notice (*avis de réunion*) must first be sent to the *Commission des Opérations de Bourse*, with an indication of the date it is to be published. The preliminary notice must include the agenda of the meeting and draft of the resolutions that will be submitted to a shareholders' vote. Within 10 days of publication, the works council or one or more shareholders holding at least 5% of the share capital may propose additional resolutions. Under French law, an association of shareholders holding their shares in registered form for at least two years and holding a proportion of voting rights, which is determined on the basis of a formula related to capitalization, may have the same rights.

Notice (*avis de convocation*) of a general meeting of shareholders must be sent by mail at least 15 days before the meeting to all holders of registered shares who have held their shares for more than one month. However, where a quorum is not met and the original meeting is adjourned, this time period is reduced to six days for any subsequent reconvening of the shareholders' meeting. Notice of the meeting must also be published in the official French newspaper for legal notices, as well as in another French legal paper, after having first been sent to the *Commission des Opérations de Bourse*. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote to the extent the resolutions have changed since the preliminary notice.

Attendance and the exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions. Under Générale de Santé's by-laws, to participate in any general meeting, a holder of registered Shares must have the Shares registered in its name in a shareholder account maintained by or on behalf of Générale de Santé at least 5 days prior to the meeting. Similarly, a holder of Shares in bearer form must obtain a certificate (*certificat d'immobilisation des titres au porteur*) from the accredited financial intermediary (*intermédiaire financier*

habilité) with whom the holder has deposited its Shares. This certificate must indicate the number of Shares held in bearer form and evidence the holding of these Shares in the account of the holder with the accredited financial intermediary until the date of the meeting. The certificate must be deposited at a place specified in the notice of the meeting at least 5 days before the meeting. The board of directors may revoke or decrease this time period but only to the benefit of all shareholders.

Subject to the above restrictions, all of Générale de Santé's shareholders have the right to participate in its general meetings of shareholders, either in person, by mail or by proxy. The proxy holder must be the shareholder's spouse or another shareholder. Shareholders' votes are counted in proportion to the number of Shares they hold. If the shareholder is a legal entity, it may be represented by a legal representative. A shareholder may grant a proxy to Générale de Santé by returning a blank proxy form, in which case, such Shares will be voted in favor of all resolutions proposed by the board of directors and against all others. Générale de Santé will send proxy forms to shareholders upon request. To be counted, proxies must be received prior to the general meeting of shareholders at the Group's registered office or at another address indicated in the notice convening the meeting. Générale de Santé must send its shareholders a form of proxy to vote by mail, and proxies must be received by the Group at least 5 days prior to the date of a meeting in order to be valid. Under French law, Shares held by entities controlled, directly or indirectly, by Générale de Santé are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at a shareholders' general meeting.

Under French law, a quorum requires the presence, in person or by proxy, including those voting by mail, of shareholders having at least (i) 25% of the shares entitled to vote in the case of an ordinary general shareholders' meeting or at an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (ii) 33⅓% of the shares entitled to vote in the case of any other extraordinary general shareholders' meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium in which case, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

At an ordinary general meeting, approval of any resolution requires the affirmative vote of a majority of the votes of the shareholders present and represented by proxy. The approval of any resolution at an extraordinary general meeting requires the affirmative vote of two-thirds of the votes cast, except that any resolution to approve a capital increase by capitalization of reserves only requires the affirmative vote of a majority of the votes cast. Notwithstanding these rules, a unanimous vote is required to take any action which would increase shareholders' liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

As set forth in the Group's by-laws, shareholders' meetings are held at Générale de Santé's registered office or at any other location specified in the written notice.

Preferential Subscription Rights

Under French law, holders of Shares will have a preemptive right to subscribe on a *pro rata* basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by Générale de Santé for cash. Shareholders may waive their preemptive rights, either individually or, under certain circumstances, as a group at an extraordinary general meeting. During the subscription period relating to a particular offering of shares, shareholders may transfer their preemptive subscription rights that they have not previously waived.

Voting rights

Each Share entitles the holder thereof to one vote. According to French law, voting rights may not be exercised in respect of fractional shares.

French law provides that registered shares, fully paid and registered in the name of the same shareholder for at least two years, may be granted double voting rights after such two-year period to

the extent that a company's by-laws permit. Générale de Santé's by-laws do not contain such a provision.

In certain circumstances, French law limits a shareholder's right to vote:

- Shares held by the Group or entities controlled by the Group may not be voted;
- Shares held by shareholders who paid for their Shares in kind may not be voted with respect to resolutions relating to the contribution in kind; and
- Shares held by interested parties may not be voted with respect to resolutions relating to such shareholders.

Unissued Authorized Capital

Increase of Share Capital

At the ordinary and extraordinary general meeting of shareholders on June 1, 2001, the shareholders' of Générale de Santé granted the board of directors the authority to increase the Group's share capital through issuance of Shares or any securities convertible, redeemable or otherwise exchangeable in Shares, with or without preferential subscription rights, including by capitalization of reserves, up to a nominal amount not to exceed €16,250,000.

Share Subscription and Share Purchase Plans

At the ordinary and extraordinary general meeting of shareholders on June 1, 2001, Générale de Santé shareholders approved a share subscription plan pursuant to which the board of directors was authorized to grant options to subscribe for Shares to employees and officers. Shareholders also approved a share purchase plan pursuant to which the board of directors was authorized to grant options to purchase previously issued Shares redeemed by the Group to employees and officers. Each option would entitle the holder thereof to purchase one Share. Options to be granted by the board of directors under both plans may not give rise to the purchase or subscription of Shares in excess of 5% of the Group's share capital and must be granted no later than August 1, 2004. The preemptive rights of the Group's shareholders with respect to those Shares were waived at the general meeting of shareholders on June 1, 2001.

As of the date of this Offering Memorandum, no options had been granted under either plan.

Employee Share Ownership Plan

The board of directors has the authority to increase the Group's share capital for the exclusive benefit of the employees of Générale de Santé and its French or foreign affiliates, provided that the employees participate in the employee share ownership plan, known as "PEE Générale de Santé." The Group's shareholders have waived their preemptive rights in favor of the employees for whom the share capital increase is reserved for a period ending on August 1, 2003 up to a nominal amount of €1 million.

Trading by Générale de Santé in its Shares

Under French law, a company may acquire its own shares only in the following cases: (a) under certain circumstances, to reduce its share capital by canceling such acquired shares, with approval of the shareholders at an extraordinary general meeting, (b) to provide shares for distribution to employees under a profit-sharing plan or stock option plan and (c) if the company's shares are listed on a regulated market, subject to the filing of an information statement (*note d'information*) with, and the receipt of the approval (*visa*) from, the *Commission des Opérations de Bourse* and obtaining the approval of the shareholders at an ordinary general meeting of shareholders, to acquire up to 10% of its share capital. In the case of an acquisition under (c) above, the company may decide to (i) keep the shares so obtained, (ii) sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (iii) with the approval of the shareholders at an extraordinary shareholders meeting, cancel them, subject to a maximum cancellation of 10% of the outstanding capital over a 24-month period.

In addition, under French law an issuer may not directly or through a person acting on its behalf, own more than 10% of its share capital then outstanding nor if different categories of shares have been

issued, 10% of the shares in each category, except in certain limited circumstances. If a company acquires its own shares, such shares must be held in registered form and be fully paid at the time of their acquisition by the company. Such shares are deemed outstanding under French law but, as long as held by the company, they are not entitled to dividends, voting rights or preemptive subscription rights.

By resolution dated June 1, 2001, Générale de Santé's shareholders authorized the Group, subject to (a) the decision of Euronext Paris to list the Shares for trading, and (b) the execution by the Group of an underwriting agreement in connection with the Global Offering, to purchase in the open market up to 10% of the Shares outstanding over an 18-month period commencing on June 1, 2001. The Shares may be purchased at a price not to exceed 200% of the Offering Price, and sales by Générale de Santé of such Shares must be made at a per share price of at least 50% of the Offering Price. The Group intends to make repurchases to stabilize the market price of the Shares or enhance liquidity in the market, but only to the extent that market conditions warrant such transactions. Générale de Santé may otherwise repurchase Shares (i) for those employees and officers holding options to purchase existing Shares, (ii) within the context of the corporate savings plan, and (iii) to be used in the issuance of securities granting access, upon exercise, to its share capital or for purposes of an acquisition transaction. In the resolution, the shareholders also granted Générale de Santé the authority to cancel any Shares repurchased over a 24-month period commencing on June 1, 2001.

TAXATION

The following discussion is a summary of certain French and United States federal income tax considerations relating to an investment in the Shares. The discussion is based on current law and is for general information only. The discussion does not address all possible tax consequences relating to an investment in the Shares. In particular, it does not address the tax treatment of investors that are subject to special rules, such as financial institutions, investment companies, dealers in securities or currencies, insurance companies, tax-exempt entities, persons subject to the imposition of the United States federal alternative minimum tax, persons holding the Shares through partnerships or other pass-through entities, persons that directly, indirectly, or constructively own 10% or more of the total combined voting power of all classes of the Group's voting shares, persons making a mark-to-market election or persons holding Shares as part of a hedge, straddle, conversion or constructive sale transaction. Prospective investors in the Shares are urged to consult their tax advisors regarding all applicable tax consequences of acquiring, holding and disposing of the Shares, based on their particular circumstances, including any applicable tax consequences arising under the laws of any state, local or foreign jurisdiction. The discussion is based upon laws and relevant interpretation thereof in effect as at the date of this Offering Memorandum, all of which are subject to change, possibly with retroactive effect.

French Taxation Considerations

Taxation on Sale or Disposal of Shares

Generally, a shareholder will not be subject to any French income tax or capital gains tax when selling or disposing of Shares purchased in this Offering so long as such shareholder is not a French resident for French tax purposes, and has held not more than 25% of the Group's dividend rights, known as *bénéfices sociaux*, at any time during the preceding five years, either directly or indirectly.

If a double tax treaty between France and such shareholder's home country contains more favorable provisions, French income tax or capital gains tax may not apply to the sale or disposition of any Shares.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

Transfers of Shares using a written agreement must generally be registered. Payment of a registration duty of 1% of either the purchase price or the market value of the Shares transferred, whichever is higher, is usually required. The maximum duty is €3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, this duty may not be levied.

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the *avoir fiscal*. The amount of the *avoir fiscal* is generally equal to 50% of the dividend paid for individuals or 25% of the dividend paid to a shareholder who is not an individual and may not use the *avoir fiscal* under the parent/subsidiary regime (increased by 50% of any *précompte* effectively paid by the distributing company, as described in the paragraph below relative to the *précompte*, for *avoir fiscal* used or refunded in 2001). The 25% rate is to be revised as of 2002 to a rate equal to 15%, increased by 70% of any *précompte* effectively paid by the distributing company, as described below, for *avoir fiscal* or *précompte* used or refunded in 2002.

Under French domestic law, shareholders who are not resident in France are not eligible for the *avoir fiscal*.

French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

The following countries, French overseas territories, known as *Territoires d'Outre-Mer*, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below.

Australia	Germany	Mali	Senegal	Venezuela
Austria	Ghana	Malta	Singapore	French *Territoires d'Outre-Mer* and Other
Belgium	Iceland	Mauritius	South Korea	Mayotte
Bolivia	India	Mexico	Spain	New Caledonia
Brazil	Israel	Namibia	Sweden	Saint-Pierre et Miquelon
Burkina Faso	Italy	Netherlands	Switzerland	
Cameroon	Ivory Coast	New Zealand	Togo	
Canada	Japan	Niger	Turkey	
Finland	Luxembourg	Norway	United Kingdom	
Gabon	Malaysia	Pakistan	United States	

Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%, and a refund of the *avoir fiscal*, after deduction of withholding tax payable on the *avoir fiscal*.

If these arrangements apply to a shareholder, the Group will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, the Group must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid. Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the *avoir fiscal*.

In other countries and territories, individual residents may receive the *avoir fiscal* but corporate entities may not.

A French company must pay an equalization tax known as the *précompte* to the French tax authorities if it distributes dividends out of profits which have not been taxed at the ordinary corporate income tax rate, or profits which have been earned and taxed more than five years before the distribution. The *précompte* amounts to 50% of the net dividends before withholding tax.

A shareholder that is not a French resident may generally obtain a refund of the amount of any *précompte* the Group actually pays in cash, net of applicable withholding tax, if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the *avoir fiscal*, or if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the *avoir fiscal*.

Estate and Gift Tax

France imposes estate and gift tax where an individual who is a resident of France or entity acquires real and personal property from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specific conditions are met. Shareholders are urged to consult their own tax advisors about whether French estate and gift tax will apply to them and whether they may claim an exemption or tax credit.

Wealth Tax

A shareholder will not be subject to French wealth tax, known as *impôt de solidarité sur la fortune*, in respect of the ownership of shares, so long as such shareholder is not a French resident for the purpose of French taxation, and, according to the French tax authorities, such shareholder owns less than 10% of the Group's capital stock, either directly or indirectly. Wealth tax does not apply to corporate investors.

If a double tax treaty between France and a shareholder's home country contains more favorable provisions, French wealth tax may not apply.

Taxation of United States Investors

General

The following is a summary of certain United States federal income and French tax consequences of the ownership of Shares by a U.S. Holder (as defined below) that purchases such Shares in connection with the Offering, holds the Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), uses the U.S. dollar as its functional currency and does not hold the Shares in connection with a trade or business conducted in France.

As used here, "U.S. Holder" means a beneficial owner of Shares (a) who owns, directly, indirectly and constructively, less than 10% of the total combined voting power of all classes of voting stock of the Group, (b) who is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation organized under the laws of the United States or any state of the United States (or the District of Columbia), (iii) a person otherwise subject to United States federal income taxation on a net income basis in respect of the Shares, (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (v) a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code, and (c) who is entitled to treaty benefits under the limitations on benefits article contained in the Treaty (as defined below). Certain holders (including, but not limited to, investors that are subject to special rules, such as financial institutions, investment companies, dealers in securities or currencies, insurance companies, tax-exempt entities, persons subject to the imposition of the United States federal alternative minimum tax, persons holding the Shares through partnerships or other pass-through entities, persons that directly, indirectly, and constructively own 10% or more of the total combined voting power of all classes of the Group's voting shares, persons making a mark-to-market election or persons holding Shares as part of a hedge, straddle, conversion or constructive sale transaction) may be subject to special rules not discussed below.

This summary is based on the tax laws of the United States (including the Code), its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings, administrative interpretations and judicial decisions and France, all as currently in effect, as well as the double taxation conventions between the United States and France currently in force, and on the practice of the French tax authorities, as of the date hereof, and as a consequence such statements are subject to any changes in such laws, conventions or practice occurring after such date which changes could have retroactive effect. In this regard, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty"), entered into force on December 30, 1995. The French tax authorities issued tax regulations on June 7, 1994 and March 1, 1996 (the "Regulations") relating to the tax aspects of dividends paid by French companies to shareholders that are not residents of France.

This discussion does not address any aspects of United States taxation other than federal income taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and other tax consequences of owning and disposing of Shares.

Taxation of Dividends

Withholding Tax. Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of Shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15% if (i) such holder duly completes and provides the French tax authorities with French Treasury Form RF 1 A EU-NO. 5052 (the "Form") before the date of payment of the relevant dividend, together with, if such U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the Shares, including but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") stating that (a) such holder is a United States resident as defined pursuant to the provisions of the Treaty, (b) such holder's ownership of the Shares is not effectively connected with a permanent establishment or fixed based in France, (c) such holder owns all the rights attached to the full ownership of the Shares, including but not limited to dividend rights, and (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of French withholding tax. Dividends paid to a U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such a

holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Form before December 31 of the calendar year following the year during which the dividend is paid. The Form or the Certificate, together with their respective instructions, are available from the United States Internal Revenue Service (the "IRS").

Refund of Avoir Fiscal. Under the Treaty, an eligible U.S. Holder who receives a dividend from a French corporation and meets certain conditions will be entitled to receive a payment from the French tax authorities equal to the amount of the *avoir fiscal* (as described above) to which a French resident who received such a dividend would have been entitled, reduced by the withholding tax described above. In order to be eligible for the refund of the *avoir fiscal*, an eligible U.S. Holder must be subject to United States federal income tax on the refund of the *avoir fiscal* and the dividend to which it relates. Thus, for example, if the Group pays a dividend of 100, an eligible U.S. Holder that is entitled to the reduced rate of withholding and that is subject to United States tax will initially receive 85, but will be entitled to an additional payment of 42.50, consisting of the *avoir fiscal* of 50 (assuming such eligible U.S. Holder is entitled to the *avoir fiscal* at such rate) less a 15% withholding tax on the *avoir fiscal* amount (equal to 7.50).

Certain entities are not entitled to the full *avoir fiscal*. Tax-exempt "U.S. Pension funds," as described below, and certain other tax-exempt entities (including certain governmental institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account) ("Other Tax-Exempt Entities") that own, directly and indirectly, less than 10% of the capital of the Group, and that satisfy certain filing formalities specified in the Regulations are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross *avoir fiscal* (the "partial *avoir fiscal*"). A "U.S. Pension fund" includes exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code.

In general, under the Treaty, an eligible U.S. Holder may receive a payment of the *avoir fiscal* only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to United States federal income taxes on the payment of the *avoir fiscal* and the related dividend.

Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities must file the Form and, when applicable, the affidavit in order to receive payment of the *avoir fiscal* or partial *avoir fiscal* (whichever is applicable). The *avoir fiscal* or partial *avoir fiscal* is generally expected to be paid to Eligible U.S. Holders, U.S. Pension Funds and other Tax-Exempt Entities within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid.

Refund of Précompte. A U.S. Holder who is not entitled to the full or partial *avoir fiscal* generally may obtain from the French tax authorities a refund, net of applicable withholding tax, of any *précompte* paid in cash by a French company in connection with a dividend distribution. Furthermore, a U.S. Holder who is only entitled to the partial *avoir fiscal*, may also obtain a refund of the *précompte* minus the amount of the transferred *avoir fiscal*, both amounts net of applicable withholding tax. A U.S. Holder entitled to the refund of the *précompte* must apply for such refund by duly completing and providing the French tax authorities with French Treasury Form RF 1 B EU-No. 5053 before the end of the calendar year following the calendar year in which the dividend distribution was made. The form and its instructions are available from the IRS or at the *Centre des Impôts des Non Résidents* (9 rue d'Uzès, 75094 Paris Cedex 2).

United States Federal Income Taxation

For United States federal income tax purposes, the gross amount of a dividend, the amount of the *avoir fiscal* paid to a U.S. Holder, and the amount of the *précompte* paid to a U.S. Holder, without deduction for any French withholding tax thereon, will be included in gross income as dividend income on the date each such payment is received by the U.S. Holder to the extent paid or deemed paid out of the Group's current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed to a U.S. Holder with respect to

dividends paid by the Group. Such dividend will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any dividend paid in francs, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the francs on the date such dividend is included in income, regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize United States source ordinary income or loss upon the sale or disposition of francs. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

A distribution in excess of the Group's current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in its Shares, and any distribution in excess of such basis will constitute gain, which gain will be capital gain if the Shares are held as capital assets, and will be long-term capital gain if the Shares were held for more than 12 months.

Generally, a distribution of additional Shares to U.S. Holders with respect to their Shares that is made as part of a *pro rata* distribution to all of the shareholders will not be subject to United States federal income tax. However, a U.S. Holder receiving a distribution of additional Shares must allocate to those additional Shares a portion of the U.S. Holder's basis in the Shares on which the distribution was made. The U.S. Holder's holding period of the additional Shares will include the holding period of the Shares on which the distribution was made.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Group, and on any related payment of the *avoir fiscal* or *précompte* is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder's United States federal income tax liability. Alternatively, a U.S. Holder may claim the foreign taxes paid as an itemized deduction. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

Taxation of Sale or Exchange of Shares

A U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of the Shares unless the Shares form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country.

In general, for United States federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of Shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such Shares. Generally, such gain or loss will be (i) capital gain or loss if the Shares were held as capital assets, (ii) long-term capital gain or loss if the U.S. Holder's holding period for such Shares exceeds 12 months, and (iii) United States source income for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale or other disposition of Shares.

Passive Foreign Investment Company

The Group believes that it is not, and will not become, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. In general, the Group will be considered a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held Shares, either (i) at least 75% of the gross income of the Group for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Group's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, (x) passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income, and (y) the Group will be treated as owning directly its proportionate share of the assets, and as receiving directly the proportionate share of the gross income, of any corporation in which it owns a 25% or greater interest (by value).

If the Group was treated as a PFIC and a U.S. Holder had not made a "qualified electing fund" election with the IRS, upon receipt of a distribution on, or a sale of, Shares, a U.S. Holder will be required to allocate to each day in its holding period with respect to the Shares a *pro rata* portion of any distributions received on the Shares which are treated as an "excess distribution". Any amount of an excess distribution (which term includes gain on the sale of stock) treated as allocable to a prior taxable years is subject to United States federal income tax at the highest applicable rate of the year in question, plus an interest charge on the amount of tax deemed to be deferred.

Although the Group believes that it is not currently a PFIC, and it is the Group's intention to conduct its investment activities in a manner to avoid PFIC status in the future, no assurance can be provided in that regard. This conclusion is a factual determination that will be made annually by the Group and may be subject to change. U.S. Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding Shares if it is a PFIC.

French Estate Gift Taxes

Pursuant to "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts of November 24, 1978," a transfer of Shares by gift or by reason of the death of a U.S. shareholder will not be subject to French gift or inheritance tax unless (i) such U.S. shareholder is domiciled, either in France at the time of making the gift or at the time of his or her death, or (ii) the Shares were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French Wealth Tax

The French wealth tax (*impôt de solidarité sur la fortune*) does not generally apply to Shares owned by a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

United States Information Reporting and Backup Withholding

Dividend payments with respect to Shares and proceeds from the sale, exchange or redemption of Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons exempt from backup withholding include, for example, all corporations and certain non-U.S. persons who hold their Shares (and receive all payments thereon or in respect thereof) through a broker or other intermediary who is neither a U.S. person nor has any significant U.S. connection. Any U.S. person required to establish its exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Finalized Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders of Shares should consult their tax advisors regarding the application of information reporting and backup withholding rules.

MARKET INFORMATION

General

Prior to the Global Offering, no market existed for the Group's securities. The Shares have been approved for listing on the *Premier Marché* of Euronext Paris S.A., with trading expected to begin on June 19, 2001. There is no active public market in the United States for the Shares, and the Shares are not listed on any national securities exchange or quoted in any automated interdealer quotation system in the United States.

In September, 2000, upon successful completion of an exchange offer, the Amsterdam, Brussels and Paris stock exchanges merged to create Euronext, the first Pan-European exchange. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris (formerly ParisBourse^{SBF} SA) retains responsibility for the admission of shares to its trading markets as well as the regulation of those markets.

Securities listed on Euronext Paris are traded on one of three markets. The securities of most large public companies are listed on the *Premier Marché*, with the *Second Marché* available for small-and medium-sized companies. Trading on the *Nouveau Marché* was introduced in March 1996 to allow smaller capitalization and start-up companies seeking development capital to access the stock market. All three markets are operated by Euronext Paris. In addition, the Euronext Paris operates a European depositary receipts market. Aside from these regulated markets, securities of certain companies are traded on a non-regulated over-the-counter market, the *Marché Libre*.

Trading on Practices and Procedures on Euronext Paris

Securities listed on the *Premier Marché* of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. through 5:30 p.m. (Paris time), with a pre-opening session from 7:30 a.m. through 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m., during which transactions are recorded but not executed. Any trade effected after the close of a stock exchange session is recorded on the next trading day, at the previous session's closing price for that security.

Euronext Paris manages and operates the *Premier Marché*, the market on which Générale de Santé has applied for listing of its Shares. Shares listed on the *Premier Marché* are placed in one of three categories depending on the volume of transactions. Générale de Santé's Shares are expected to be listed in the category known as *Continu A*, which includes the most actively traded securities (with a minimum daily trading volume of approximately €38,000 or 20 trades).

Trading in securities listed on the *Premier Marché* may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a *Continu A* security varies by more than 10% from the previous day's closing price, trading may be suspended for up to 15 minutes. Further suspensions for up to 15 minutes are also possible if the price again varies by more than 5%. Euronext Paris may also suspend trading of a security listed on the *Premier Marché* in certain other limited circumstances, including for example, the occurrence of unusual trading activity in such security. In addition, in certain exceptional circumstances, the *Conseil des Marchés Financiers* may also suspend trading.

Trades of securities listed on the *Premier Marché* are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (*service à réglement différé*) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120, or (ii) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors using the deferred settlement service can elect on the determination date (*date de liquidation*), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement to the termination date of the following month.

The transfer of ownership of equity securities traded on a deferred settlement basis is deemed to occur at the time of registration of the securities in the purchasing shareholder's account. In accordance with French securities regulations, any sale of securities traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after payment of the dividend. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

PLAN OF DISTRIBUTION

The Global Offering consists of

- a public offering of up to 1,932,039 Shares in France in the French Public Offering,
- an offering of up to 17,388,356 Shares to institutional investors outside of France in the International Offering,
- an offering of up to 615,953 Shares to qualifying physicians of the Group in the Doctors' Offering, and
- an offering of up to 654,450 Shares to qualifying employees of the Group in the Employee Offering.

Salomon Brothers International Limited and ABN AMRO Rothschild GIE are acting as Joint Global Coordinators of the offering, and are acting as representatives (the "Representatives") of the managers named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this Offering Memorandum (the "Underwriting Agreement"), each manager named below has agreed to procure purchasers for, or failing which, to purchase, and the Group and the Selling Shareholder have agreed to sell to that manager, the number of Shares set forth opposite the manager's name. In the event of a reduction in the size of the Global Offering, the managers' underwriting commitments will be reduced on a pro rata basis.

Managers	Number of Shares
Salomon Brothers International Limited	
ABN AMRO Rothschild GIE	
Crédit Agricole Indosuez Lazard Capital Markets	
UBS Warburg (France) S.A.	
Total	

The Underwriting Agreement provides that the obligations of the managers to procure purchasers for, or failing which, to purchase the Shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The managers are obligated to procure purchasers for, or failing which, to purchase all the Shares (other than those covered by the over-allotment option described below) if they purchase any of the Shares. The Underwriting Agreement also provides that if a manager defaults, the commitments to procure purchasers for, or failing which, to purchase of non-defaulting managers may be increased or the offering of Shares may be terminated.

The managers propose to offer the Shares at the Offering Price set forth on the cover page of this Offering Memorandum, other than Shares offered in the Employee Offering and the Doctors' Offering, which will be sold at a discount to such Offering Price. Any Shares not sold in the Doctors' Offering will be reallocated to the International Offering.

The Group and the Selling Shareholder will pay the managers a commission of 3.35% of the aggregate value of the offering price of the Shares sold.

The Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to qualified institutional buyers ("QIBs") in reliance on Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. The managers, either directly or through their duly qualified U.S. affiliates, propose to resell the Shares within the United States to QIBs in reliance on Rule 144A and outside the United States in reliance on Regulation S.

The Selling Shareholder has granted to the managers an option, exercisable for 30 days from the date of this Offering Memorandum, to procure purchasers for or purchase up to 2,977,194 additional Shares at the Offering Price less the underwriting discount. The managers may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each manager must procure purchasers for, or failing which, to purchase a number of additional Shares approximately proportionate to that manager's initial commitment SCSGS may sell to the Selling Shareholder, at the Offering Price net of the selling commission, up to 11% of any Shares sold pursuant to the over-allotment option.

The Group, certain members of the Group's management, the Selling Shareholder and certain affiliates of the Selling Shareholder have agreed that, subject to certain exceptions, for a period of 270 days from the date of this Offering Memorandum, they will not, without the prior written consent of the Representatives, dispose of or hedge any Shares or any securities convertible into or exchangeable for Shares. The Representatives in their sole discretion may release any of the securities subject to this lock-up agreement at any time without notice.

The managers will represent and warrant in the Underwriting Agreement that (i) they have not offered or sold, and, prior to the expiry of six months from the closing of the offering of the Shares will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) they have complied and will comply with all applicable provisions of the Financial Services Act 1986 of the United Kingdom with respect to anything done by them in relation to the Shares in, from or otherwise involving the United Kingdom and (iii) they have only issued or passed on, and will only issue or pass on, in the United Kingdom, any document received by them in connection with the issue of the Shares, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1986 or is a person to whom the document may otherwise lawfully be issued or passed on.

This Offering Memorandum has not been submitted to the clearance procedure of the French *Commission des opérations de bourse* and accordingly may not be used in connection with any offer to purchase or sell any Shares in France. For purposes of the French Offering and the listing of the Shares on the *Premier Marché* of Euronext Paris, a *Prospectus* in the French language has been prepared. The *Prospectus* has received the visa of the *Commission de Opérations de Bourse* and is the only document by which offers to purchase Shares may be made in France.

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan, and the managers have agreed not to offer or sell, directly or indirectly, any Shares in Japan for the account of any resident thereof except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese Law.

A prospectus has not been and will not be filed with respect to the Shares in any province or territory in Canada, and the managers have agreed not to offer or sell, directly or indirectly, any Shares in any province or territory in Canada or to or for the account of any resident thereof.

Purchasers of the Shares sold outside the United States may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the Offering Price set out forth on the cover page of this Offering Memorandum.

In connection with the offering, Salomon Brothers International Limited on behalf of the managers, may purchase and sell Shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Shares in excess of the number of Shares to be purchased by the managers in the offering, which creates a syndicate short position. "Covered" short sales are sales of Shares made in an amount up to the number of Shares represented by the managers' over-allotment option. In determining the source of Shares to close out the covered syndicate short position, the managers will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which they may purchase Shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The managers may also make "naked" short sales of Shares in excess of the over-allotment option. The managers must close out any naked short position by purchasing Shares in the open market. A naked short position is more likely to be created if the managers are concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Shares in the open market while the offering is in progress.

The managers also may impose a penalty bid. Penalty bids permit the managers to reclaim a selling concession from a syndicate member when Salomon Brothers International Limited repurchases Shares

originally sold by the syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Shares. They may also cause the price of the Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If the managers commence any of these transactions, they may discontinue them at any time.

The managers may, from time to time, engage in transactions with and perform services for the Group in the ordinary course of their business.

The Group, certain members of the Group's management and the Selling Shareholder have agreed to indemnify the managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the managers may be required to make because of any of those liabilities.

TRANSFER RESTRICTIONS

Rule 144A Shares

Each purchaser of the Shares offered in reliance on Rule 144A (the "Rule 144A Shares") will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (i) is a qualified institutional buyer as defined in Rule 144A ("QIB") or a broker-dealer acting for the account of a QIB, (ii) is aware, and each beneficial owner of such Rule 144A Shares has been advised, that the sale to it is being made in reliance on Rule 144A, (iii) is acquiring such Rule 144A Shares for its own account or for the account of a QIB and (iv) is aware that the Rule 144A Shares are "restricted securities" within the meaning of the Securities Act and may not be deposited into any unrestricted depositary facility, unless at the time of such deposit such Rule 144A Shares are no longer restricted securities under the Securities Act;

(2) The purchaser is aware that the Rule 144A Shares have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A only in a transaction not involving any public offering in the United States within the meaning of the Securities Act;

(3) The purchaser understands and agrees that such Rule 144A Shares may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in accordance with Rule 903 or 904 of Regulation S, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available), (iv) pursuant to any other exemption from the registration requirements of the Securities Act, subject to the receipt by us of an opinion of counsel or such other evidence that we may reasonably require that such sale or transfer is in compliance with the Securities Act or (v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state or territory of the United States or any other jurisdiction;

(4) Any offer, sale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognized by us in respect of the Rule 144A Shares; and

(5) It acknowledges that we, the managers, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Regulation S Shares

Each purchaser of the shares offered and sold in reliance on Regulation S (the "Regulation S Shares") will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (i) is, and the person, if any, for whose account it is acquiring the Regulation S Shares is, outside the United States, (ii) is not an affiliate of us or a person acting on behalf of such an affiliate and (iii) is not in the business of buying or selling securities or, if it is in such business, it did not acquire the Regulation S Shares from us or an affiliate thereof in the initial distribution of Regulation S Shares;

(2) The purchaser is aware that the Regulation S Shares have not been and will not be registered under the Securities Act and are being offered outside the United States in reliance on Regulation S; and

(3) The purchaser acknowledges that we, the managers, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Settlement and Clearance

Settlement and clearance of the shares offered hereby will take place through the facilities of Sicovam.

LEGAL MATTERS

Certain legal matters will be passed upon for Générale de Santé by Willkie Farr & Gallagher, U.S. and French legal counsel for the Group. Certain legal matters will be passed upon for the managers by Skadden, Arps, Slate, Meagher & Flom LLP, U.S. and French counsel for the managers.

INDEPENDENT AUDITORS

The Group's Consolidated Financial Statements at and for the years ended December 31, 1998, 1999 and 2000, each included in this Offering Memorandum, have been audited by Salustro Reydel for the years ended December 31, 1998, 1999 and 2000 and Deloitte Touche Tohmatsu for the years ended December 31, 1999 and 2000, as indicated in their reports appearing herein.

ANNEX A

SUMMARY OF CERTAIN DIFFERENCES IDENTIFIED BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND ACCOUNTING POLICIES APPLIED BY THE GROUP

The consolidated financial statements of Générale de Santé SA ("the Group") have been prepared in accordance with prevailing French regulations and laws and with standards issued by the International Accounting Standards Committee ("IAS"), which differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between the GAAP applied by the Group and U.S. GAAP are discussed in further detail below.

There can be no assurance that these are the only differences in accounting principles that would have an impact on Générale de Santé's consolidated net income or shareholder's equity. There are significant differences between the presentation of the Group's consolidated financial statements and notes and those that would be required under U.S. GAAP. As a general matter, the disclosures required in the notes to the financial statements are more extensive under U.S. GAAP than under those applied by the Group. These differences have not been addressed.

For all differences, the accounting treatments to be adopted for U.S. GAAP and the potential impact of the differences involved have not been determined.

1. Accounting for Securities

As part of its cash management and long-term investment securities, Générale de Santé SA holds securities of various companies. These investments are included on the balance sheet either as marketable securities or as financial assets. In accordance with IAS 25 "Accounting for investments", investments are stated at the lower of cost or market value of an individual basis. Any losses resulting from the application of the lower of cost or market valuation are charged to the income statement.

Under U.S. GAAP and in accordance with SFAS No. 115 "Accounting for certain investments in debt and equity securities", investments in debt and certain equity securities are classified into three categories: trading, available-for-sale, or to held-to-maturity, depending on management's intent and ability with respect to holding such investments. Debt securities that the Group has the intention and the ability to hold to maturity are recorded as "held-to-maturity" and are carried at amortized cost. Debt and equity securities that are acquired and held principally for the purpose of sales in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains or losses included in earnings. All other investments securities not classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" and reported at fair value, with unrealized gains and losses excluded from earnings but recorded as a component of other comprehensive income, and reported in shareholders' equity, net of deferred income taxes.

2. Impairment of Assets

Under IAS 36 "Impairment of assets", all assets are to be reviewed for impairment regardless whether they are to be held and used or to be disposed of. The methodology under such statement refers to the higher of an asset's net selling price and value in use, which incorporate discounting to measure the impairment recognition trigger. The impairment loss must be measured as the amount by which an asset's carrying amount exceeds its impairment recognition trigger. IAS 36 requires that impairment losses be reversed for both assets to be held and used and assets to be disposed of in certain circumstances.

SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that different recognition and measurement provision be applied to assets to be held and used than assets to be disposed of. The sum of an asset's undiscounted future cash flows is used to measure the impairment recognition trigger. The impairment loss must be measured as the amount by which an asset's carrying amount exceeds its fair value. SFAS No. 121 prohibits reversal of impairment losses for assets to be held and used in all circumstances.

3. Pension Provisions

Under the GAAP applied by the Group, pension costs and similar obligations are accounted for in accordance with IAS 19 "Employee Benefits" in force since January 1, 1999, which requires that the discount rate used in the calculation of benefit plan obligations is of an average long-term nature.

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits", which require that the discount rate is based on a rate the unrisked obligations could be currently settled.

4. Income Taxes

There is a difference between IAS 12 "Income taxes" and SFAS No. 109 "Accounting for income taxes" regarding reduction of goodwill upon subsequent recognition of acquired tax benefits that were not recognized in acquisition date accounting for a business combination.

5. Use of the Proportionate Consolidation Method

Under IAS 31 "Financial reporting of interest in joint ventures", it is appropriate to use the proportionate consolidation method for subsidiaries for which Générale de Santé SA and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under the proportionate consolidation method, the Group recognizes the assets, liabilities, equity, revenue and expenses of subsidiaries to the extent of its ownership interest in the subsidiary.

Under U.S. GAAP and in accordance with APB No. 18 "The equity method of accounting for investments in common stock" and SFAS No. 94 "Consolidation of all majority-owned subsidiaries", when the Group controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When the Group does not exercise control over a subsidiary, but has significant influence over the entity, the Group uses the equity method to account for its investment.

This difference in accounting policy has no effect on either net income or shareholders' equity.

6. Comprehensive Income

The concept of comprehensive income does not exist under the GAAP applied by the Group. In U.S. GAAP, SFAS No. 130, "Reporting comprehensive income", defines comprehensive income to include, net of tax impact:

- minimum pension liability adjustments,
- unrealized gains and losses on investment securities classified as "available-for-sale",
- foreign currency translation adjustments.

7. Extraordinary Income

Under IAS 8 "Net profit or loss for the period, fundamental errors and changes in accounting policies", extraordinary items are income or expenses that arise from events or transactions that are clearly distinct from the ordinary activities of the company and therefore are not expected to recur frequently or regularly.

Under U.S. GAAP and in accordance with APB 30 "Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", extraordinary items are events and transactions that are distinguished by their unusual nature (high degree of abnormality) and by the infrequency of their occurrence. Thus, both criteria should be met to classify an event or transaction as an extraordinary item.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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DELOITTE TOUCHE TOHMATSU
185, avenue Charles de Gaulle
B.P. 136
92203 – Neuilly-sur-Seine

RSM SALUSTRO REYDEL
8, avenue Delcassé
75378 – Paris Cedex 08

STATUTORY AUDITORS' OPINION

PRELIMINARY OFFERING MEMORANDUM FOR INVESTORS ON THE INITIAL PUBLIC OFFERING OF GENERALE DE SANTE (FORMERLY SANTE I) SHARES ON THE *PREMIER MARCHÉ* OF EURONEXT PARIS SA

As statutory auditors of Générale de Santé (formerly Santé I), we have performed procedures on the information relating to the financial statements of the company contained in this Offering Memorandum prepared in accordance with professional standards applicable in France for the initial public offering of Générale de Santé shares on the *Premier Marché* of Euronext Paris.

The company's President of the Board of Directors is responsible for the preparation of this Offering Memorandum. Our responsibility is to report on the fairness of the financial statements.

Our work has been performed in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the financial statements, on which we have issued a report.

The consolidated financial statements for the year ended December 31, 2000 have been audited by RSM Salustro Reydel as statutory auditors, and by Deloitte Touche Tohmatsu as independent external auditors, in accordance with professional standards applicable in France, who expressed an unqualified opinion.

The consolidated financial statements for the year ended December 31, 1999, prepared in 2001 for comparative purposes have been audited by RSM Salustro Reydel and Deloitte Touche Tohmatsu, as independent external auditors, in accordance with professional standards applicable in France, who expressed an unqualified opinion.

The consolidated financial statements for the year ended December 31, 1998, prepared in 2001 for comparative purposes have been audited by RSM Salustro Reydel, as independent external auditors, in accordance with professional standards applicable in France, who expressed an unqualified opinion.

Based on the procedures performed, we have no matters to report regarding the fairness of the financial statements presented in this Offering Memorandum, prepared for the initial public offering of Générale de Santé shares on the *Premier Marché* of Euronext Paris.

Paris and Neuilly sur Seine, June 1, 2001

Deloitte Touche Tohmatsu — RSM Salustro Reydel

Tristan Guerlain — Henry Baetz — François Caubrière

This is a free summarized translation of the original text in French as included in the *Prospectus Préliminaire* filed in France.

BALANCE SHEET

	Notes	As of December 31,		
		1998	1999	2000
		(in millions of EUR)		
ASSETS				
Goodwill	(3.1.1)	102	97	101
Other intangible fixed assets	(3.1.2)	1	1	1
INTANGIBLE FIXED ASSETS		103	98	102
PROPERTY, PLANT & EQUIPMENT	(3.2)	535	574	574
Equity affiliates	(3.3.1)	4	4	6
Participating interests	(3.3.2)	7	7	7
Other equity interests and long-term investments	(3.3.3)	8	7	10
LONG-TERM INVESTMENTS		19	18	23
NON-CURRENT ASSETS		657	690	699
Inventory	(3.4)	12	17	15
Accounts receivable	(3.5)	146	170	167
Deferred tax assets	(3.6)	44	46	39
Short-term financial receivables	(3.10)	3	4	5
Marketable securities and cash at bank and in hand	(3.10)	49	25	42
CURRENT ASSETS		254	262	268
TOTAL ASSETS		911	952	967

BALANCE SHEET (Continued)

	Notes	As of December 31, 1998	1999	2000
		(in millions of EUR)		
LIABILITIES AND STOCKHOLDERS' EQUITY				
Common stock	(3.7)	23	23	23
Reserves, Group share	(3.8)	(4)	(1)	4
Net income, Group share		3	5	20
STOCKHOLDERS' EQUITY, GROUP SHARE		22	27	47
Minority interests		13	15	18
TOTAL STOCKHOLDERS' EQUITY		35	42	65
Bonds	(3.10)	201	216	231
Long-term debt	(3.10)	364	353	313
LONG-TERM BORROWINGS		565	569	544
Other long-term borrowings		10	9	9
Reserves for contingencies & losses	(3.9)	59	49	50
OTHER LONG-TERM LIABILITIES		69	58	59
Accounts payable	(3.11)	188	218	231
Deferred tax liabilities	(3.6)	19	23	23
Short-term borrowings	(3.10)	35	42	45
SHORT-TERM LIABILITIES		242	283	299
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		911	952	967

INCOME STATEMENT

	Note	1998	1999	2000
		(in millions of EUR)		
REVENUES	(4.1)	787	811	885
Employee expenses and profit-sharing	(4.2)	(361)	(372)	(405)
Purchases		(144)	(147)	(152)
External services (excluding rent)		(97)	(97)	(117)
Rent		(36)	(36)	(38)
Taxes and duties		(41)	(44)	(48)
Other operating income and expenses		1	(1)	2
EBITDA	(4.1)	109	114	127
Depreciation and amortization		(50)	(54)	(55)
EBIT		59	60	72
Non-recurring items	(4.3)	—	—	12
Financial income		1	1	3
Financial expenses	(4.4)	(42)	(41)	(42)
NET INCOME FROM ORDINARY ACTIVITIES BEFORE TAXES		18	20	45
Corporate income tax	(4.5)	(7)	(6)	(16)
NET INCOME OF CONSOLIDATED COMPANIES		11	14	29
Net income of equity affiliates	(3.3.1)	—	—	—
Amortization of goodwill		(6)	(6)	(6)
TOTAL NET INCOME		5	8	23
Minority interests		(2)	(3)	(3)
NET INCOME		3	5	20
EARNINGS PER SHARE (in EUR)	(4.6)	2	4	14
DILUTED EARNINGS PER SHARE (in EUR)	(4.6)	2	4	14

CHANGES IN STOCKHOLDERS' EQUITY

	As of December 31,		
	1998	1999	2000
	(in millions of EUR)		
Group share in stockholders' equity at beginning of year	19	22	27
Net income for the period	3	5	20
STOCKHOLDERS' EQUITY AT YEAR END	22	27	47
Minority interests at beginning of year	3	13	15
Capital increase	—	—	1
Distribution of dividends	—	(1)	(1)
Changes in the scope of consolidation	8	—	—
Net income for the year	2	3	3
MINORITY INTERESTS AT YEAR END	13	15	18

STATEMENT OF CASH FLOWS

	Note	1998	1999	2000
		(in millions of EUR)		
Net income before taxes		18	20	45
Net depreciation & amortization allowances		50	54	55
Financial income		(1)	(1)	(3)
Financial expenses		42	41	42
Non-recurring items		—	—	(12)
EBITDA		109	114	127
Non-cash items including charges to and write-backs of provisions		(5)	(1)	3
Changes in working capital requirements		(2)	2	16
EBITDA — Cash		102	115	146
Non-recurring items		(5)	(5)	(7)
Changes in other long-term liabilities & receivables		0	2	(4)
Net interest expense		(27)	(26)	(24)
Taxes paid on profits distributed		0	(7)	(5)
CASH FLOW FROM OPERATING ACTIVITIES		70	79	106
Tangible and intangible investments		(52)	(66)	(63)
Financial investments	(2.2)	(10)	(7)	(25)
Disposals of financial investments		13	3	29
CASH FLOW (USED IN) INVESTING ACTIVITIES		(49)	(70)	(59)
Income from issue of shares (Minority)		—	—	1
Dividends paid (Minority)		—	(1)	(1)
CASH FLOW BEFORE REPAYMENT OF DEBT		21	8	47
Increase in long-term debts		34	0	4
Repayment of long-term debts		(41)	(33)	(34)
CASH USED IN FINANCING ACTIVITIES		(7)	(33)	(30)
TOTAL CASH FOR THE PERIOD		14	(25)	17
Cash at beginning of year		36	50	25
Cash at year end		50	25	42
Net indebtedness at beginning of year		529	548	582
Cash flow before repayment of debt		(21)	(8)	(47)
Interest on bonds		13	15	15
Capitalization of finance leases		24	25	8
Changes in the scope of consolidation		3	2	(16)
Net indebtedness at year end		548	582	542

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOREWORD: KEY EVENTS OF THE YEAR

The subsidiary financial statements include additional revenues (€4 million) received in respect of fiscal year 1999 following the cancellation by the Council of State of the pricing decree of March 15, 1999 providing for a 1.95% price reduction for acute care and a 2.05% price reduction for post-acute care and rehabilitation.

Furthermore, following the Council of State ruling with regards to VAT on private rooms, additional revenues recorded in respect of prior years amounted to €9 million.

1. ACCOUNTING POLICIES

1.1 Accounting Framework

Générale de Santé (formerly "Santé I SAS", herein the "Group") is a company incorporated under French law with its head office located at 96 Avenue d'Iéna, Paris. Its corporate purpose encompasses investment activities of all types, either directly or through third parties, on its own behalf or on behalf of third parties. For the purposes thereof, it may perform all types of commercial, investing, real estate and personal property transactions.

The consolidated financial statements have been prepared in accordance with prevailing French regulations and laws and international accounting standards (IASC).

1.2 Consolidation Method

The financial statements of companies over which the Group exercises direct or indirect majority control, including control which may result from stockholders' agreements, are fully consolidated.

Companies over which the Group exercises significant influence, which is presumed when the stockholder owns more than 20% of voting rights, are accounted for under the equity method. This method involves replacing the book value of the participating interests with the Group share in stockholders' equity, including the net income or loss for the period.

For companies in which the Group and another partner jointly control the voting rights:

— the full consolidation method is used if the Group is in charge of the company's operations and ensures and/or financially supports the majority of its funding.

— the proportional consolidation method is limited to joint ventures where the two partners jointly control the voting rights, board of directors and executive management of the company.

All material inter-company transactions are eliminated on consolidation, as are profits internal to the Group (capital gains, dividends, etc.).

Accounting period-end

All Group companies draw up their financial statements to December 31.

The board of directors approved the December 31, 2000 consolidated financial statements on May 14, 2001.

Date of initial consolidation

Companies acquired by the Group during the year are consolidated from their date of acquisition based on their balance sheet as of this date, or their most recent balance sheet.

1.3 Intangible Fixed Assets

Goodwill

On initial consolidation, the difference (after revaluation of assets and liabilities) between the purchase price of securities and the corresponding Group share in stockholders' equity is, where necessary, allocated to specific consolidated balance sheet items and the balance is recorded as goodwill and amortized over a period of 20 years.

At the time of the acquisition of the Group Compagnie Générale de Santé by the Group, the costs of the restructuring plan were recorded in the opening balance sheet as of July 1, 1997.

1. **ACCOUNTING POLICIES (Continued)**

IT software

Purchased IT software is amortized over a one-year period using the straight-line method. Software required for the medical practice is amortized over a maximum period of five years. In-house IT software is amortized over a period of three to five years.

1.4 Property, Plant and Equipment

Property, plant and equipment are stated at acquisition cost.

PP&E includes the following items:

— purchase price net of legally recoverable taxes,

— direct or indirect expenses relating to the acquisition and commissioning of the asset and mainly VAT and other taxes which cannot be recovered, transport, installation and assembly costs and architects' fees.

— interim or pre-rental interest expenses during the production period and legal publication costs incurred and stamp duties paid with respect to finance lease agreements.

Depreciation is calculated as follows (mainly using the straight-line method):

Buildings	20 to 40 years
Building installations and improvements	10 to 15 years
Machinery and equipment	4 to 10 years
General building installations and miscellaneous improvements	8 to 10 years
Vehicles	4 to 5 years
Office equipment	5 years
IT hardware	3 to 5 years
Fixtures and fittings	5 to 10 years

Improvements made to meet safety standards are capitalized and depreciated.

The value of PP&E held under finance lease agreements is recorded in assets. These assets are depreciated as described above. The corresponding borrowing is recorded in liabilities.

Maintenance and repair costs are expensed as incurred.

1.5 Long-Term Investments

Participating interests correspond to the acquisition cost of securities of unconsolidated companies.

A reserve for impairment is created if the carrying value of participating interests is less than their net book value.

The carrying value is determined based on the share that the securities represent in stockholders' equity, the interest that these companies represent for the Group and their development and profit-making potential.

1.6 Inventory

Inventory mainly includes foodstuffs, pharmaceutical products, reagents and medical supplies except for artificial limbs and blood purchased for patients which are recorded as "other receivables".

Inventory is stated at the last known price, taking into account the VAT regime applicable to the entity. This method does not lead to major differences compared to a FIFO valuation. An inventory reserve is raised for obsolete inventory identified during the physical count (calculated on an individual basis).

1.7 Revenues—Accounts Receivable

Revenue is recognized when a service is rendered.

1. ACCOUNTING POLICIES (Continued)

To assess the amount outstanding at the accounting period-end, customer files are valued at selling price.

Accounts receivable are stated at nominal value.

Accounts receivable reserves are determined on an individual basis, after analysis as part of regularly implemented debt recovery procedures.

Reserve rates are as follows:

- 100% of amounts payable by patients over 6 months past due;
- 100% of amounts payable by Social Security or private insurance schemes over 24 months past due.

1.8 Other Receivables

Purchases and sales of artificial limbs and blood on behalf of patients are recorded in receivable and payable accounts and are not recorded in the income statement.

Fees due from doctors are also recorded as other receivables.

1.9 Cash and Marketable Securities

Marketable securities are stated at the lower of acquisition cost and market value.

Management of Doctors' Fees

In general, doctors' fees are managed by the clinics using a separate accounting system. The clinic's bank account is completely separate from the doctors' bank accounts.

In certain cases, under the specific terms and conditions of direct, formal agreements with doctors, amounts relating to the management of fees may be included in the clinics' accounts.

1.10 Translation of Foreign Company Financial Statements

Foreign company balance sheets are translated into euros at the closing rate of exchange. Income statement and cash flow items are translated at the average rate of exchange for the period.

1.11 Retirement Benefit and Similar Commitments

Retirement termination payment commitments are valued on an actuarial basis using the projected unit credit method. This valuation takes into account the probability of an employee remaining within the Group until retirement, projected salary trends and financial discounting (at a rate of 5% in 2000).

The net present value of employee vested entitlement is provided in full. The current year charge is included in employee expenses. Actuarial differences are taken to the income statement in the year they arise.

1.12 Corporate Income Tax

The corporate income tax charge represents the current income tax charge payable by each consolidated tax entity, adjusted for deferred tax. Deferred tax is calculated using the liability method on timing differences between the accounting and tax value of assets and liabilities.

Deferred tax assets in respect of losses carried forward are only recognized where the offset of such losses against future taxable profits is considered probable.

Potential deferred tax assets existing at the date of acquisition of an investment, in respect of losses carried forward and whose offset against future profits is considered probable are allocated when determining initial consolidation. Other deferred tax assets are treated as a retroactive allocation of initial goodwill as and when they are effectively used.

1. ACCOUNTING POLICIES (Continued)

1.13 Restructuring Costs

Business combinations

A business combination is considered finalized at the accounting period-end and its impact subsequently reflected in the financial statements, when the following three criteria are met:

- Group Executive Management has formally authorized the combination and approved a documented restructuring plan,
- administrative authorization for the combination has been obtained.
- the main components of the plan have been announced.

Where combinations meet the above criteria and a sufficiently accurate estimate can be made, the key items recorded in the financial statements are as follows:

- exceptional write-down of the net book value (NBV) of items which cannot be recovered, or with a market value lower than their NBV at the time of the combination;
- reserves covering the cost of terminating doctors' contracts;
- reserves covering the cost of redundancy programs;
- reserves covering the cost of terminating major agreements (leaseholds, sub-contracting, maintenance, etc.) still in force after the date of the combination or fees payable on agreements which cannot be terminated.

Temporary closure of establishments

Operating losses resulting from the temporary closure of establishments (partial or total) during restructuring activities are not provided but expensed in the year of closure.

Permanent closure of establishments

In the event of the planned permanent closure of an establishment, not subject to any condition precedents linked to a combination project, the closure is considered finalized at the accounting period-end if it has been approved by Group Executive Management and announced. The impact of the closure is recorded in the financial statements.

The main impacts recorded in the financial statements are identical to those defined for combinations, provided a sufficiently accurate estimate can be made.

1.14 Financial Instruments

Net gains and losses on financial instruments used in hedging transactions are calculated and matched in the income statement against the gains and losses arising on the hedged items.

The Group enters into fixed-rate payable interest rate swaps.

2. CHANGES IN THE SCOPE OF CONSOLIDATION

A list of the main subsidiaries included in the scope of consolidation in 2000 is presented in Appendix 1.

2.1 Main Changes in the Scope of Consolidation

The number of entities included in the scope of consolidation increased as follows:

Consolidation method

	1999	Acquisitions Newly-created	Change of method	Disposals/ Mergers/ Liquidations	2000
Full	255	20	(1)	(15)	259
Proportional	2	1			3
Equity affiliates	15	1	1	—	17
Total	272	22	0	(15)	279

The main additions to the scope of consolidation are Clinique Hartman, Scanner Hartman, Pen Al Dalar Group (3 companies), C.E.R.S. Saint Raphaël, Ascaide Group (7 companies) and Laboratoire Clairval (I.P.).

The companies Générale de Santé Biologie and Générale de Santé Services were absorbed by Compagnie Générale de Santé

The companies Clinique des Bleuets, S.I.M. Bleuets, Clinique Sarrette, Levy Group (5 companies), SCI Tiers Temps Cannes, SCI Saint Sernin and SCI l'Epée were sold.

The companies Clinique du Docteur Routier and Généricare were wound up.

2.2 Impact of Changes in the Scope of Consolidation

The impact on the main balance sheet and income statement items is as follows:

Balance sheet

	Newly-Cons.	Deconsolidated
Goodwill	11	(6)
Non-current assets	4	(21)
Long-term borrowings	—	(5)
Working capital requirements	(1)	(2)

Income statement

	Newly-Cons.	Deconsolidated
Revenues	12	(33)
EBIT	—	(4)

Cash flow

	Newly-Cons.	Deconsolidated
Participating interests and businesses acquired and sold	(26)	(31)
Net cash position of companies acquired and sold	1	(2)

Employees

	Newly-Cons.	Deconsolidated
Weighted average number of employees	438	(612)

(a) Contribution to the income statement of companies deconsolidated during the 2000 fiscal year.

Capital gains resulted from a transfer of shares in formerly consolidated subsidiaries which amounted to €17 million. (See paragraph 4.3).

3. NOTES TO THE BALANCE SHEET

3.1 Intangible Fixed Assets

3.1.1 Goodwill

Goodwill (gross) as of December 31, 1999	109
Newly-consolidated companies	11
Acquisitions of administrative authorization (business)	3
Deconsolidated companies	(6)
Other movements incl. holding rates	2
Goodwill (gross) as of December 31, 2000	119
Amortization 1999 (Total)	(12)
Amortization 2000	(6)
Goodwill (net) as of December 31, 2000	101

3.1.2 Other intangible fixed assets

	Gross					Amortization				NBV		
	1999	Addit	Disposal	Oth. Mvts.(1)	2000	1999	Charge	Oth. Mvts.(1)	2000	1998	1999	2000
	(in millions of EUR)											
Software	6	1	—	(1)	6	(5)	(1)	1	(5)	1	1	1
TOTAL	6	1	0	(1)	6	(5)	(1)	1	(5)	1	1	1

3.2 Plant, Property & Equipment

	Gross					Amortization					NBV		
	1999	Addit	Disposal	Oth. Mvts.(1)	2000	1999	Charge	Disposal	Oth. Mvts.(1)	2000	1998	1999	2000
	(in millions of EUR)												
Land	42	1	(1)	(9)	33	(1)	—	—	—	(1)	30	41	32
Buildings	606	38	(9)	(9)	626	(176)	(22)	6	7	(185)	407	430	441
Plant and equipment	208	25	(19)	(5)	209	(134)	(25)	19	4	(136)	73	74	73
Other	78	11	(3)	(8)	78	(49)	(7)	3	3	(50)	25	29	28
TOTAL	934	75	(32)	(31)	946	(360)	(54)	28	14	(372)	535	574	574
Including PP&E under finance leases:													
– Land and buildings	312	2	(4)	(20)	290	(59)	(6)	1	5	(59)	246	253	231
– Fittings	66	6	(9)	1	64	(40)	(9)	9	—	(40)	31	26	24

(1) "Other movements" mainly comprise flows due to changes in the scope of consolidation; the amount of PP&E acquired during fiscal year 2000 following the acquisition of companies is presented in note 2.2.

3. NOTES TO THE BALANCE SHEET (Continued)

3.3 Long-Term Investments

3.3.1 Equity affiliates

Equity affiliates mainly comprise the following companies:

Company	% Control	December 31, 1998		December 31, 1999		December 31, 2000	
		Amount	Share in net income	Amount	Share in net income	Amount	Share in net income
Clinique de Bruay	42.00	2	0	1	0	1	0
Clinique Kennedy	45.57	1	—	2	—	2	—
Clinique Sainte Claire	50.00	0	—	0	—	1	0
Clinique Bon Secours	33.00					1	0
Foncière Sagesse Retraite	40.00					1	—
Other	—	1	—	1	—	—	—
TOTAL		4	0	4	0	6	0

3.3.2 Participating interests

Unconsolidated participating interests mainly comprise the following:

	December 31, 1998	1999	2000
	(in millions of EUR)		
Interest of less than 20%	6	6	6
Interest of 20 to 50%(a)	1	1	1
Interest of more than 50%(a)	1	1	1
Sub-total — Unlisted companies	8	8	8
Impairment reserves	(1)	(1)	(1)
TOTAL	7	7	7

The main unconsolidated companies are non-trading real-estate investment companies in which the Group holds an interest of 20% or less.

3.3.3 Other investments

Other investments mainly comprise deposits and loans (mainly 1% housing subsidies to employees).

3.4 Inventory

	At December 31, 1998	1999	2000
	(in millions of EUR)		
Gross	12	17	15
Reserves	—	—	—
TOTAL	12	17	15

3. NOTES TO THE BALANCE SHEET (Continued)

Inventory mainly comprises minor medical equipment and pharmaceutical products.

3.5 Accounts Receivable

	At December 31,		
	1998	1999	2000
	(in millions of EUR)		
Gross accounts receivable	103	113	112
Reserves	(4)	(4)	(4)
Total accounts receivable	99	109	108
State and public authorities	10	15	24
Other	37	46	35
TOTAL	146	170	167

All receivables are less than one year past due.

3.6 Deferred Taxes

The breakdown of deferred tax assets and liabilities by timing difference and tax loss category is presented below:

	Deferred tax assets				
	At December 31, 1999	Transferred to income	Other chgs.	At December 31, 2000	At December 31, 1998
	(in millions of EUR)				
Real-estate finance lease	8	(1)	—	7	9
Equipment finance lease	1	—	—	1	1
Losses & deferred tax depreciation	14	(2)	—	12	11
Non-deductible reserves	18	(7)	1	12	16
Other	5	2	—	7	7
TOTAL	46	(8)	1	39	44

	Deferred tax assets				
	At December 31, 1999	Transferred to income	Other chgs.	At December 31, 2000	At December 31, 1998
	(in millions of EUR)				
Real-estate finance lease	8	2	(1)	9	6
Valuation differences on buildings	10	—	—	10	8
Other	5	(1)	—	4	5
TOTAL	23	1	(1)	23	19

3.7 Common Stock

As of December 31, 2000, common stock comprised 1,480,000 shares with a par value of € 15.24 each. There have been no new shares issued since December 31, 1999.

3.8 Retained Earnings

As of December 31, 2000, consolidated retained earnings comprise prior year earnings.

3. NOTES TO THE BALANCE SHEET (Continued)

3.9 Reserves for Contingencies and Losses

	1999	Chg	Write-back corresp. entry	Write-back no corresp. entry	Oth Mvts	2000	1998
			(in millions of EUR)				
Reserves for legal disputes	4	1	(1)	0	0	4	6
Reserves for income tax & other taxes	6	6	(3)	0	(1)	8	8
Restructuring reserves	23	6	(8)	0	(1)	20	30
Reserves for retirement termination payments	6	3	(1)	0	2	10	5
Other reserves for contingencies and losses	10	4	(6)	0	0	8	10
TOTAL	49	20	(19)	0	0	50	59

Reserves for retirement termination payments

Commitments were valued on an actuarial basis using a discount rate of 5% as of December 31, 2000 and assuming the voluntary departure of employees at the retirement age set by the applicable national collective bargaining agreement.

Restructuring reserves

Restructuring reserves are raised in accordance with the policy detailed in paragraph 1.13 "Accounting policies—Restructuring Costs".

They mainly concern the three reorganization projects (Paris North, Paris South and Lyon) scheduled for completion by 2003.

3. NOTES TO THE BALANCE SHEET (Continued)

3.10 Net Indebtedness

The breakdown of net indebtedness as of December 31, 2000 is as follows:

	December 31, 1998	1999	2000
	(in millions of EUR)		
BONDS	201	216	231
Credit Agreement borrowings	88	79	66
Other borrowings	17	17	20
Real-estate finance lease borrowings	235	237	210
Equipment finance-lease borrowings	24	20	17
Sub-total long-term borrowings	364	353	313
LONG-TERM NET BORROWINGS(A)	565	569	544
Credit Agreement borrowings	6	9	13
Bank borrowings and liabilities	3	4	4
Real-estate finance lease borrowings	13	16	17
Equipment finance-lease borrowings	9	9	9
Current liabilities	4	4	2
Sub-total short-term borrowings	35	42	45
Current account assets including loans less than 1 year	(3)	(4)	(5)
NET SHORT-TERM BORROWINGS(B)	32	38	40
NET CASHFLOW[1] (C)	49	25	42
NET BORROWINGS (A) + (B) — (C)	548	582	542
– including: —Real-estate finance lease	248	253	227
—Equipment finance lease	33	29	26
	281	282	253

(1) In 1999 & 2000, cash positions were offset to highlight bank balances, net of cash pooling agreements in the net indebtedness table as well as the consolidated balance sheet.

The interest rate on average net borrowings was approximately 6.9% for the 2000 fiscal year after hedging.

Debt maturity analysis

Type of borrowing	<1 yr	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	>5 yrs	Total
			(in millions of EUR)			
Bonds	—	—	—	—	231	231
Credit Agreement[1]	13	16	16	3	31	79
Real-estate finance-lease borrowings	17	18	19	19	154	227
Equipment finance-lease borrowings	9	7	5	2	3	26
Other borrowings and liabilities	4	3	3	3	11	24
TOTAL	43	44	43	27	430	587

(1) Borrowings secured by pledging securities of subsidiaries and loans.

3. NOTES TO THE BALANCE SHEET (Continued)

Bonds

Bonds break down as follows:

	Amount subscribed	Maximum amount	Unsubscribed amount
	(in millions of EUR)		
Interest-bearing bonds	154	174	20
Non-interest bearing bonds	27	27	
Sub-total excluding accrued interest	181	201	
Interest accrued on bonds	50	—	
TOTAL BONDS	231		

The Group issued bonds (€181 million) on July 2, 1997 to be subscribed for by stockholders. A portion of these bonds (€154 million) bears interest at 8.25% capitalized annually and payable every time a tranche is redeemed. The remaining balance (€27 million) does not bear interest. The bonds will be redeemed in four equal installments on July 2, 2007, 2008, 2009 and 2010 at their nominal value. No fair value was calculated for these bonds, as there was no market reference.

Credit Agreement

The Group has a €145 million line of credit with a banking syndicate subject to the terms and conditions laid down in the credit agreement (hereinafter the "Credit Agreement"). This debt is secured by a pledge on the securities of the Group's subsidiaries.

The lines of credit relating to the Credit Agreement, which bear interest at PIBOR plus a margin, are repayable every six months according to a debt repayment schedule until 2005. The availability of these credit lines depends on compliance with the ratios laid down in the Credit Agreement. As from July 1, 2000, compliance with these ratios also determines the margins applied to tranches A, B and C Capex.

Credit Agreement

	Available lines of credit	Draw-downs as of December 31, 2000	Due date
	(in millions of EUR)		
Tranche A	69	49	December 31, 2004
Tranche B	30	30	December 31, 2005
Tranche C (Capex)	46	0	December 31, 2004
TOTAL	145	79	

Finance leases

The average term of real-estate finance leases is 15 years. 60% of such borrowings are hedged by floating rate agreements.

The average term of equipment finance leases is 5 years. 100% of these borrowings are hedged by fixed rate agreements. These finance leases mainly concern medical equipment.

Marketable securities

The market value of marketable securities reported under assets in the balance sheet as of December 31, 2000 is close to their book value.

3. NOTES TO THE BALANCE SHEET (Continued)

3.11 Accounts Payable

	December 31,		
	1998	1999	2000
	(in millions of EUR)		
Accounts payable and related accounts	77	92	103
State & other public authorities	14	12	16
Employee liabilities and related accounts	42	45	53
Other operating liabilities	55	69	59
TOTAL	188	218	231

4. NOTES TO THE INCOME STATEMENT

As indicated in the foreword, the subsidiary financial statements include additional revenues (€4 million) received in respect of fiscal year 1999 following the cancellation by the Council of State of the pricing decree of March 15, 1999 providing for a 1.95% price reduction for acute care and a 2.05% price reduction for post acute care and rehabilitation.

Furthermore, following the French administrative Supreme Court (*Conseil d'Etat*) ruling with regards to VAT on private rooms, additional revenues recorded in respect of prior years amounted to €9 million.

4.1 Breakdown of Net Revenues and EBITDA per Activity

	1998		1999		2000	
	Net rev.	EBITDA	Net rev.	EBITDA	Net rev.	EBITDA
	(in millions of EUR)					
Acute Care	505	71	532	72	585	81
Psychiatry	46	9	47	9	53	10
Post Acute Care and Rehabilitation	40	8	44	9	46	8
Oncology—Radiotherapy	18	1	20	2	20	2
Dependent Care	50	11	59	12	69	13
Diagnostics	45	7	54	7	39	6
Services	71	3	40	4	55	7
International	20	2	24	2	28	3
Holding and Head Office	(8)	(3)	(9)	(3)	(10)	(3)
TOTAL	787	109	811	114	885	127

4.2 Employee Expenses

	1998	1999	2000
	(in millions of EUR)		
Wages and salaries	(252)	(261)	(293)
Employee-related expenses	(102)	(104)	(102)
Retirement termination payments	(1)	(1)	(1)
Incentive scheme	(1)	(1)	(1)
Profit-sharing	(4)	(4)	(6)
Other	(1)	(1)	(2)
TOTAL	(361)	(372)	(405)

4. NOTES TO THE INCOME STATEMENT (Continued)

Personnel(1)	December 31, 1998	1999	2000
Executives	825	860	879
Supervisory staff	1,205	1,532	1,395
Employess/Workers	10,025	10,733	11,711
TOTAL	12,055	13,125	13,985

(1) Weighted average number of employees.

4.3 Non-Recurring Items Included in Net Income from Operating Activities

	Note	1998	1999	2000
		(in millions of EUR)		
Restructuring		—	(2)	(4)
Capital gains (losses) on real estate sales		—	2	(1)
Capital gains (losses) on sales of participating interests	(2.2)	—	—	17
TOTAL		0	0	12

The main capital gains are with respect to the dispositions of Clinique des Bleuets and the Levy group.

4.4 Financial Expenses

The breakdown of financial expenses is as follows:

	1998	1999	2000
	(in millions of EUR)		
Interest on Credit Agreement	(7)	(5)	(6)
Interest on other long-term/short-term borrowings	(1)	(1)	(1)
Interest on real-estate finance leases	(14)	(13)	(13)
Interest on equipment finance leases	(2)	(2)	(1)
Interest rate hedging expenses	(4)	(5)	(2)
Interest on bonds	(13)	(14)	(16)
Sub-total interest expenses	(41)	(40)	(39)
Other	(1)	(1)	(3)
TOTAL	(42)	(41)	(42)

4. NOTES TO THE INCOME STATEMENT (Continued)

4.5 Corporate Income Tax

- Tax regime of Group companies

The Group includes several tax consolidation structures based around the following companies as of December 31, 2000:

* Santé 1,
* G.S. Cliniques,
* Médijour S.A.,
* Générale de Santé Médico-Social.

Médijour S.A will join the G.S. Cliniques tax group as of January 1, 2001.

- Breakdown of the corporate income tax charge

	1998	1999	2000
	(in millions of EUR)		
Current tax charge	(4)	(4)	(7)
Deferred tax charge	(3)	(2)	(9)
Corporate income tax	(7)	(6)	(16)

- Analysis of the tax charge

The difference between the corporate income tax rate and the effective rate paid by the Group breaks down as follows:

	2000
	% of net income from ordinary activities
Standard income tax rate	37.8
Impact of tax rates different from the standard rate	1.5
Deferred tax on prior year tax losses	(11.0)
Deferred tax assets not recognized on current year tax losses	0.7
Permanent differences between accounting and taxable income	6.0
Effective Group tax rate on income from ordinary activities	35.0

- Losses available for carry forward and tax credits

	1998		1999		2000	
	Base	Potential tax savings(a)	Base	Potential tax savings(b)	Base	Potential tax savings(c)
			(in millions of EUR)			
Losses available for offset up to 2001-2005	24	9	26	10	19	7
Deferred tax depreciation	28	10	32	12	27	9
Tax losses carried forward	52	19	58	22	46	16
Deferred tax assets not recognized	(22)	(8)	(20)	(8)	(12)	(4)
Deferred tax assets recognized	30	11	38	14	34	12

(a) Income tax rate used: 36.67%.
(b) Income tax rate used: 37.766%.
(c) Income tax rate used: 35.433%.

4. NOTES TO THE INCOME STATEMENT (Continued)

4.6 Earnings per Share

	1998	1999	2000
Net income (in millions of EUR)	3	5	20
Number of shares	1,480,000	1,480,000	1,480,000
Earnings per share (in EUR)	2	4	14
Diluted earnings per share (in EUR)	2	4	14

5. FINANCIAL COMMITMENTS AND OTHER INFORMATION

5.1 Off-Balance Sheet Commitments

As part of the Credit Agreement, the Group undertook to pledge the securities of its subsidiaries and assign the subordinated loans between the Group and the sub-holdings to the banking syndicate.

R = Undertakings given or received where future transactional value is based on future data which was not known by December 31, 2000, specifically, based on multiples of future EBITDA and/or revenues.

	(in millions of EUR)
GUARANTEES, DEPOSITS GIVEN	**27+R**
—Guarantees given	27
—Pledge of Group subsidiary securities	R
GUARANTEES, DEPOSITS RECEIVED	**14+R**
—Société Générale counter-guarantee to cover bank guarantees	R
—Guarantees received under contracts	4
—Other bank guarantees received	2
—Other guarantees received	8
WARRANTIES	**10+R**
—Warranties received as part of the acquisition of securities in health institutions in effect as of December 31, 2000	R
—Warranties given when selling participating interests	10+R
PURCHASE COMMITMENTS	**22+R**
—Unilateral commitments to purchase securities (price is determined)	7
—Commitments to purchase securities (reciprocal and unilateral) (price can be determined)	15+R
—Miscellaneous transactions	10
—Involving two transactions (estimated price)	5
—GSS Canada	R
—Commitments to purchase other assets	1
SALES COMMITMENT FOR SECURITIES AND OTHER ASSETS	**15**
—Share allotment commitment (shares with share subscription warrants attached)	2
—Miscellaneous commitments to sell securities	9
—Commitments to sell other assets	4
COMMITMENTS OF PARTNERS WITHIN PARTNERSHIPS	**4**
FINANCE LEASE COMMITMENTS	**271**

5. FINANCIAL COMMITMENTS AND OTHER INFORMATION (Continued)

Lease instalments

	<1 yr	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	>5 yrs	Total
NPV lease instalments — Real-estate finance-leases	29	28	28	26	132	243
NPV lease instalments — Equipment finance-leases	10	8	5	2	3	28
TOTAL	39	36	33	28	135	271

All finance lease installments were discounted to present value at a rate of 5%.

Financial instruments

The Group does not use financial instruments. The only used hedging instruments are interest rate swaps in order to hedge variable rate debt against interest rates increases. The average rate of the swaps is about 5.70%.

The swaps operations described below cover 100% of the borrowings against interest rate risk so that the Group has no debt exposed to fluctuation of interest rates.

On the other hand, in accordance with the restrictions set forth in the Credit Agreement, the Group is required to hedge all borrowings exposed to interest rate risks in order to reduce as much as possible its exposure to interest rate market fluctuations.

The requirements set forth in the agreement are as follows:

- Credit Agreement borrowings (Tranche A, B and C draw-downs and revolving credit lines) must be hedged by at least 75%.
- Finance lease liabilities must be hedged by at least 87.5%.

Swaps entered into as part of a macro-hedging (general hedge covering all borrowings) or micro-hedging (specific hedge covering selected borrowings) strategy totaled M€ 119 and M€ 101 respectively.

It is worth noting the exposure level to interest rate fluctuation before hedging:

— Bonds and equipment finance-leases are not exposed since they are entered into under fixed rates.

— The senior debt under the Credit Agreement has a 100% exposure to rates fluctuation since it is entered into under variable rates.

— About 60% of real-estate finance-leases are under variable rates.

These swaps hedge Credit Agreement borrowings in the amount of M€ 94 and real estate finance lease borrowings in the amount of M€ 126.

Equipment finance lease borrowings are at fixed rates.

5. FINANCIAL COMMITMENTS AND OTHER INFORMATION (Continued)

Interest rate hedging per company is as follows:

Hedging	Interest rate hedging for the period ended December 31, 2000				
		Macro		Micro	
	Total	Amounts	Years	Amounts	Years
	((in millions of EUR)				
G.S. Cliniques swaps	52	35	1	17	4
G.S. Cliniques swaps	49	0	0	49	1
Immobilière de Santé swaps	52	38	2	14	4
Immobilière de Santé swaps	52	41	1	11	1
Médifutur swaps	8	5	1	3	1
Médipsy swaps	7	0	0	7	4
TOTAL	220	119	—	101	—

Hedging	Interest rate hedging for the period ended December 31, 2000				
		Credit Agreement (BS)		Real-estate fin. lease (off BS)	
	Total	Amounts	Years	Amounts	Years
	((in millions of EUR)				
G.S. Cliniques swaps	52	17	4	35	1
G.S. Cliniques swaps	49	49	1	0	0
Immobilière de Santé swaps	52	14	4	38	2
Immobilière de Santé swaps	52	11	1	41	1
Médifutur swaps	7	0	0	7	4
Médipsy swaps	8	3	1	5	1
TOTAL	220	94	—	126	—

The termination value of the interest rate swaps based on market benchmarks dated December 31, 2000 would represent a net loss of €5.8 million.

Terminating these swaps would lead to an improvement in financial charges over variable rate debt for a net gain of €4.5 million (calculation based on market benchmarks dated December 31, 2000).

Other commitments received

	(in millions of EUR)	
—Confirmed loans not used		72
—under real estate finance leases	3	
—under equipment finance leases	4	
—under the Credit Agreement	65	
—Bonds		19

5.2 Compensation Paid to Members of the Board of Directors and Management

Compensation paid to the members of the board of directors and management totaled €152,000 in respect of the 2000 fiscal year.

5.3 Segment and Geographical Information

Almost all the Group's activities (Acute Care, Post Acute Care and Rehabilitation, Psychiatry, Dependent Care, Oncology—Radiotherapy, Diagnostics, Services, International) focus on the health and medical care sector in France.

5.4 Information on Related-Party Transactions

There were no major transactions with related parties.

APPENDIX 1

List of the Main Consolidated Companies
(Contribution to consolidated net revenues of more than €1 million)

Acute Care

Company	% Interest	% Control
Fully consolidated		
Générale de Santé Cliniques SA	94.62	94.62
Clinique Jeanne d'Arc SA	94.61	100.00
Clinique de l'Oasis SA	94.61	99.99
Clinique du Parc—Saint-Lazare SA	94.53	99.91
Société du Scanner de Lyon Saint-Jean SARL	47.29	50.00
Clinique du Landy SA	94.53	99.92
Polyclinique de Bois Bernard SA	94.14	99.49
Clinique Internationale de Cannes SA	61.48	64.97
Clinique Sourdille SA	94.49	99.87
Polyclinique de Savoie SA	94.20	99.56
Clinique du Parc SA	94.00	99.35
Clinique du Lac et d'Argonay SA	93.40	98.72
Hôpital Privé Armand Brillard SNC	94.62	100.00
Clinique Saint-Martin SA	89.98	100.00
Clinique Médico-chirurgicale et Obstréticale Le Petit Colmoulins SA	93.61	98.93
Clinique François 1° SA	94.61	99.99
Société de Gestion du Sanatorium Régina SARL	94.62	100.00
Séréna SARL	94.62	100.00
Clinique Monticelli SA	94.61	99.99
Polyclinique Saint-Joseph SA	94.58	99.96
Clinique Hartmann	100.00	100.00
Médijour S.A.	94.86	100.00
Clinique Chirurgicale Dautancourt SA	94.82	99.96
Clinique Sainte-Marthe SA	94.73	99.87
H.P. Claude Galien	94.86	100.00
Clinique Chirurgicale de Vitry SA	94.86	100.00
C.H.P. Clairval	94.86	100.00
Imagerie de Clairval	94.82	99.96
Institut Jacques Cartier	94.18	99.29
Clinique de Bois de Verrières	94.18	99.29
Clinique des Vallées SA	89.93	99.99
L'Angio—Service Intercliniques d'Imagerie Médicale SA	47.40	50.00
Clinique de Fontaine SA	93.48	98.55
Polyclinique Sévigné SA	91.76	96.73
Société d'Exploitation de la Clinique Vignoli SA	94.37	99.50
Clinique de la Crau SARL	92.49	97.50
Clinique Jeanne d'Arc SA (Lyon)	94.78	99.92
Clinique Sainte-Anne Lumière SA	94.50	99.91

APPENDIX 1 (Continued)

Company	% Interest	% Control
Clinique Tourny SA	94.85	99.99
Clinique Choffe SA	94.86	100.00
Polyclinique d'Aguiléra SA	93.71	98.79
Médifutur SA	94.62	100.00
Clinique de la Défense SA	94.60	99.99
Société Anonyme d'Exploitation de la Clinique des Maussins	94.59	99.98
Clinique Sainte-Marie SA	93.47	98.79
Sté d'exploitation Cl. des Hauts de Seine à Chatenay Malabry SARL	89.94	95.05
Polyclinique Jeanne d'Arc SA	94.55	99.93
Clinique Pasteur SA	94.61	99.99
Clinique Chirurgicale du Docteur Convert SA	94.40	99.77
Clinique Jouvenet Centre de Chirurgie Osseuse et Orthopédique SA	94.56	99.96
Clinique Herbert SA	94.61	99.99
Clinique du Bois d'Amour EURL	94.62	100.00
Clinique de l'Orangerie SA	94.60	99.99
Centre Hospitalier Privé Saint-Martin—Caen—SA	94.61	100.00
Hôpital Privé Antony	47.32	100.00

Post Acute Care and Rehabilitation

Company	% Interest	% Control
Fully consolidated		
Dynamis SA	94.85	100.00
Les Rosiers SA	94.74	99.88
Sogesk SA	94.74	99.88
Les Genêts SA	95.07	99.97
Clinique Médicale et Diététique de Belloy-en-France SA	94.81	99.96
Clinique Saint-Barnabé SA	62.60	66.00
Centre de Rééducation de Bazincourt	94.82	99.96
La Résidence SA	94.82	99.97
Centre Européen de Rééducation du Sportif SA	94.82	99.96
Clinique Les Sorbiers SA	94.67	99.80

Psychiatry

Company	% Interest	% Control
Fully consolidated		
Médipsy SA	94.60	99.98
Clinique Eugénie	94.55	99.96
Clinique de la Roseraie SA	94.56	99.96
Clinique de l'Ange Gardien SNC	94.60	100.00
Maison de Santé Perreuse SA	90.85	96.04
Clinique du Moulin SA	94.59	99.99
Clinique de l'Auzon SA	91.84	97.17
Clinique d'Yveline SA	94.51	99.98
Clinique de l'Espérance SA	94.58	99.98
Clinique Mon Repos SA	94.57	99.97

APPENDIX 1 (Continued)

Company	% Interest	% Control
Clinique de Notre Dame de Pritz SARL	94.60	100.00
Clinique de Freschines SA	93.07	98.40
Clinique Belle Allée SA	94.10	99.50
Clinique Psychiatrique du Parc SA	94.58	99.98
Clinique de l'Escrébieux SA	89.90	95.04
Clinique Saint-Martin SA	94.50	99.90
Clinique Mont du Forez	94.58	99.98
Clinique Pen Al Dalar	100.00	100.00

Dependent Care

Company	% Interest	% Control
Fully consolidated		
Générale de Santé Médico-social SA	52.51	52.51
Compagnie Suresnes Longchamp SA	52.47	99.88
Eleusis SA	52.51	99.99
Sogemar SA	52.46	99.90
SNC Immobilière G.S.P.	52.51	100.00
Domus Vivendi Les Jardins de Brunoy	52.51	100.00
Thémis Les Jardins d'Automne	52.43	99.92
Tiers Temps St Maur	52.50	99.98
Société des Hôtels et Résidences Médicalisées du Tiers Temps SA	52.51	100.00
La Colombière Tiers Temps Brunoy SARL	52.43	99.84
Tiers Temps Saint-Quentin SARL	52.51	100.00
Résidence Mélodies SA	52.51	100.00
Tiers Temps Nevers SARL	52.51	100.00
Tiers Temps Evreux SARL	52.51	99.99
Tiers Temps Reims SARL	52.49	99.96
Tiers Temps Compiègne SARL	52.50	99.98
Tiers Temps Rouen SARL	51.99	99.00
Tiers Temps Maisons-Alfort SA	52.49	99.97
Tiers Temps Cannes SA	52.50	99.98
Tiers Temps Aix Les Bains	52.49	99.96
Les Jardins Sormiou	52.50	100.00
Tiers Temps Bicêtre	52.51	99.99
Sogelor SA	52.51	100.00
Château de Chaille SNC	52.51	100.00
Villa Caroline SNC	52.51	100.00
Résidence des Carmes SNC	52.51	100.00
Résidence des Remparts SNC	52.51	100.00

APPENDIX 1 (Continued)

Oncology—Radiotherapy

Company	% Interest	% Control
Fully consolidated		
Généridis SA	94.39	99.76
Iridis Nord SA	94.20	99.80
Centre de Radiothérapie de Ris Orangis SARL	94.39	100.00
Société d'Exploitation de Radiothérapie d'Annemasse "SERA" SARL	94.36	100.00
Centre de Radiothérapie Jeanne d'Arc Sauvegarde SA	94.25	99.88
Centre de Radiothérapie de la Roseraie SA	61.35	64.99
Iridis Dunkerque SA	94.09	99.88
Centre de Radiothérapie Beauregard SA	51.88	54.96
Centre de Résidence du Parc	93.82	99.40
Iridis Marseille	94.28	99.88
Clinique Saint-Jean SA	94.59	95.97
Société d'Exploitation de Radiothérapie Saint-Jean SA	94.36	99.97

APPENDIX 1 (Continued)

List of the Main Consolidated Companies
(Statutory net revenues of more than €4 million)

Other (Services and Diagnostics)

Company	% Interest	% Control
Fully consolidated		
Société Française de Gestion Hospitalière SA	96.09	100.00
Téléservice Santé SA	96.09	100.00
Santé Boutique SA	96.08	100.00
Société d'Exercice Libéral de Directeurs et Directeurs Adjoints de Laboratoires d'Analyses de Biologie Médicale BIO CP	99.92	99.92

APPENDIX 1 (Continued)

List of the Main Consolidated Companies
(Contribution to consolidated net revenues of more than €1 million)

International

Company	% Interest	% Control
Fully consolidated		
G.S. Development	99.99	100.00
Casa Santa Rita	92.51	92.51
Casa Di Cura Rugani	99.99	100.00
GSD IM	99.99	100.00
Proportional		
Générale de Santé Services NA	33.77	50.00
Générale de Services Santé Holding	50.00	50.00

GÉNÉRALE DE SANTÉ

Head Office
96, avenue d'Iéna
75783 Paris cedex 16, France

LEGAL ADVISORS

To Générale de Santé

As to French and United States law

Willkie Farr & Gallagher
21-23, rue de la Ville l'Evêque
75008 Paris, France

1 Angel Court
London EC2R 7EP, England

To the Managers

As to French and United States law

Skadden, Arps, Slate, Meagher & Flom LLP
68, rue du Faubourg Saint-Honoré
75008 Paris, France

INDEPENDENT AUDITORS

Deloitte Touche Tohmatsu
185 avenue Charles de Gaulle
92524 Neuilly-sur-Seine, France

RSM Salustro Reydel
8, avenue Delcossé
75378 Paris cedex 8, France



GÉNÉRALE
DE SANTÉ

20,502,410 Ordinary Shares

OFFERING MEMORANDUM

, 2001

Joint Global Coordinators and Joint Bookrunners

Schroder Salomon Smith Barney ABN AMRO Rothschild

Co-Lead Managers

Crédit Agricole Indosuez Lazard UBS Warburg

Merrill Corporation
01PRS1091

6-7

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

(10)

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

(11)

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

(12)

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

13

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

14

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

18

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

20 juillet 2000

N° 2001 - 2742

GENERALE DE SANTE

Augmentation et réduction simultanée du capital par création d'actions d'apport et annulation d'actions comprises dans les biens de la société absorbée.

(Premier marché)

I – AUGMENTATION ET REDUCTION DU CAPITAL PAR CREATION D'ACTIONS D'APPORT ET ANNULATION D'ACTIONS.

L'assemblée générale extraordinaire des actionnaires de la société GENERALE DE SANTE du 1er juin 2001 a décidé de procéder à une augmentation de capital de 1 412 442,75 EUR par l'émission de 1 883 257 actions nouvelles de 0,75 EUR nominal, en rémunération de l'apport fait par les actionnaires de la société SCSGC, des titres de la société Santé Luxembourg SA.

De ce fait, le capital de la société GENERALE DE SANTE a été augmenté d'un montant de 1 412 442,75 EUR et porté de 29 005 200 EUR à 30 417 642,75 EUR.

La somme de 36 723 510,41 EUR, représentant la différence entre le montant net de l'apport et le montant nominal des actions de la société attribuées en rémunération de l'apport, constituera la prime d'apport sur laquelle porteront les droits des anciens et nouveaux actionnaires de la société.

Toutefois, compte tenu du fait que la société GENERALE DE SANTE a reçu de la société Santé Luxembourg SA, 1 883 257 actions GENERALE DE SANTE, qu'elle ne peut juridiquement conserver, l'assemblée générale des actionnaires de la société GENERALE DE SANTE du 1er juin 2001 a décidé d'annuler ces actions par réduction de son capital social d'une somme de 1 412 442,75 EUR correspondant à la valeur nominale des actions annulées.

Corrélativement la prime d'apport est ramenée à zéro.

A l'issue des opérations, le capital est de 29 005 200 EUR divisé en 38 673 600 actions de 0,75 EUR nominal.

II - ADMISSION ET COTATION DES ACTIONS NOUVELLES D'APPORT – RADIATION DES ACTIONS ANCIENNES ANNULEES.

1 - A partir du 24 juillet 2001, admission sur la même ligne que celle affectée aux 38 673 600 actions anciennes de 0,75 EUR nominal, négociables sur le premier marché, de 1 883 257 actions nouvelles d'apport de 0,75 EUR nominal, libérées et au porteur, jouissance courante.

2 - Radiation simultanée sur le premier marché de 1 883 257 actions anciennes GENERALE DE SANTE de 0,75 EUR nominal qui étaient détenues par la société Santé Luxembourg SA.

NOMBRE DES ACTIONS de 0,75 EUR nominal, jouissance 1er janvier 2001, de la société GENERALE DE SANTE négociables sur le premier marché en date du 24 juillet 2001 : 38 673 600 représentant le montant du capital social de 29 005 200 EUR.

NOTA : Code Sicovam **4 447* - mnémonique GDS – code ISIN FR0000044471

GENERALE DE SANTE

Simultaneous capital increase and reduction through the creation of initial shares and the cancellation of shares that form part of the assets of the acquired company.

I – CAPITAL INCREASE AND REDUCTION THROUGH THE CREATION OF INITIAL SHARES AND THE CANCELLATION OF SHARES.

The special general meeting of the shareholders of GENERALE DE SANTE on 1st June 2001 resolved to proceed with a 1,412,442.75 EUR capital increase by the issue of 1,883,257 new shares (0.75 EUR par) as consideration for contributions made in respect of the merger with Société Santé Luxembourg SA.

The equity of GENERALE DE SANTE has therefore been increased by 1,412,442.75 EUR and raised from 29,005,200 EUR to 30,417,642.75 EUR.

The amount of FRF 36,723,510.41 will be constituting the issue premium on which will carry on rights of new and former shareholders.

However, since the entire assets of Santé Luxembourg SA comprise 1,883,257 shares in GENERALE DE SANTE, which the law prohibits the latter from retaining, GENERALE DE SANTE has cancelled these shares by reducing its equity by 1,412,442.75, which is the face value of the cancelled shares.

At the end of the above operations, the Company's equity will be 29,005,200 EUR: 38,673,600 shares (0.75 EUR par).

II - ADMISSION AND QUOTATION OF THE NEW INITIAL SHARES - DELISTING OF THE CANCELLED OLD SHARES.

1 - As of 24 July 2001, admission on the same line as the 38,673,600 old shares (0.75 EUR par) trading on the Premier Marché, of 1,883,257 new, paid-up, bearer, initial shares (0.75 EUR par) that are immediately participating.

2 - Simultaneous delisting from the Premier Marché of 1,883,257 old GENERALE DE SANTE shares (0.75 EUR par) held by Santé Luxembourg SA.

NUMBER OF SHARES in GENERALE DE SANTE with a face value of 0.75 EUR, participating from 1 January 2001 and trading on the Premier Marché as of 24 July 2001: 38,673,600; these represent the Company's entire equity (29,005,200 EUR).

NOTA : Sicovam Code **4 447* - mnémonique GDS – ISIN code FR0000044471

---

39 rue Cambon
75001 PARIS

DECISIONS ET AVIS

euronext

23 juillet 2001

N° 2001 – 2771

GENERALE DE SANTE

Admission d'actions nouvelles provenant d'une émission en numéraire réservée aux salariés dans le cadre d'un plan d'épargne groupe.

Résultat de l'offre aux médecins bénéficiaires

(Premier marché)

Complément aux avis n° 2001-2192 et 2219 des 19 et 21 juin 2001

I - EMISSION D'ACTIONS NOUVELLES PROVENANT D'UNE EMISSION EN NUMERAIRE RESERVEE AUX SALARIES DANS LE CADRE D'UN PLAN D'EPARGNE GROUPE.

L'assemblée générale mixte des actionnaires du 1er juin 2001 a autorisé le Conseil d'administration à procéder à des augmentations de capital par l'émission d'actions destinées à être souscrites exclusivement par les salariés de la société et/ou de ses filiales, dans le cadre du plan d'épargne d'entreprise ou du plan d'épargne groupe.

A cet effet, l'assemblée a décidé de supprimer, en faveur des salariés, le droit préférentiel de souscription des actionnaires aux actions qui seront ainsi émises.

Le Conseil d'administration du 19 juin 2001 a constaté que le prix de souscription des actions nouvelles s'élève à 16,20 euros.

Les actions nouvelles intégralement libérées lors de la souscription portent jouissance au 1er janvier 2001.

S'agissant de la présente augmentation de capital réservée aux salariés, le bulletin de souscription signé par la Banque NSM fait apparaître la création de 354 624 actions nouvelles de 0,75 euro de nominal, entièrement libérées, créées avec jouissance au 1er janvier 2001, le capital de la société ayant été, de ce fait, augmenté d'un montant de 265 968 euros.

II - ADMISSION ET COTATION DES ACTIONS NOUVELLES.

A partir du 25 juillet 2001, admission sur la même ligne que celle affectée aux 38 673 600 actions anciennes de 0,75 euros nominal négociables sur le premier marché des 354 624 actions nouvelles de 0,75 euro nominal susvisées, libérées et au porteur, créées jouissance du 1er janvier 2001.

NOMBRE DES ACTIONS de 0,75 euros de nominal, jouissance 1er janvier 2001, de la Société GENERALE DE SANTE inscrites sur le premier marché: **39 028 224**, (code Sicovam **4 447* – mnémonique GDS – code ISIN FR0000044471).

III - RESULTAT DE L'OFFRE AUX MEDECINS

A la demande des intermédiaires financiers Schroder Salomon Smith Barney et ABN AMRO Rothschild, il est précisé que :

le nombre de médecins bénéficiaires ayant participé à l'Offre aux Médecins s'élève à 918 ;

181 630 actions ont été demandées et cédées aux médecins bénéficiaires, au prix de 17,21 euro.

Le nombre d'actions cédées par Santé Luxembourg SA dans le cadre de l'OPO, du Placement Global et de l'Offre aux Médecins après exercice de l'option de sur allocation, s'élève à 12 455 148.

Code mnémonique :	GDS
Code Sicovam :	**4 447*
Code ISIN :	FR0000044471.

GENERALE DE SANTE

(Premier Marché)

I – CASH OFFER OF NEW SHARES RESERVED FOR GENERALE DE SANTE EMPLOYEES WITHIN THE FRAMEWORK OF A COMPANY OR GROUP EMPLOYEE SHARE OWNERSHIP PLAN.

The 1st June 2001 shareholders' general meeting authorized the Board of Directors to increase the capital by the issue of shares reserved for the employees of the company and/or its subsidiaries, within the framework of within the framework of a company or group employee share ownership plan.

The Board of Directors acknowledged on 19 June 2001 that the subscription price of the new shares amounted to EUR 16,20.

The new shares are eligible for any dividend declared in respect of the fiscal year ended 31 December 2001 and any subsequent periods..

The subscription form signed by Banque NSM shows that 354,624 new shares (eligible for any dividend declared in respect of the fiscal year ended 31 December 2001 and any subsequent periods) were issued in this capital increase reserved for employees, and that the capital was increased by EUR 265,968.

II – LISTING AND TRADING OF THE NEW SHARES.

The 354,624 above-mentioned new shares (EUR0.75 par value) will be listed and admitted for trading on the *Premier Marché* from ? July 2001 and will trade under the same Sicovam name as the existing 38,673,600 shares (EUR 0.75 par value).

Number of shares in Générale de Santé (EUR0.75 par value) outstanding and listed on the *Premier Marché* : 39,028,224 (Sicovam Code: 4 447 - Ticker: GDS -ISIN Code: FR0000044471). The shares are eligible for any dividend declared in respect of the fiscal year ended 31 December 2001 and any subsequent periods.

III – RESULTS OF THE DOCTORS'OFFERING

At the request of the underwriters Schroder Salomon Smith Barney et ABN AMRO Rothschild, it is specified that:

- the number of Doctors that took part in the Doctors' Offering was 918 ;

- 181 630 shares where subscribed by and sold to Doctors, at a price of EUR17,21,

- the number of shares sold by Santé Luxembourg SA in the *Offre à Prix Ouvert*, the *Placement Global* and the Doctors' Offering was 12 455 148.

21

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

22

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

(23)

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

24

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

33

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

This document exists only in the French language and is not, pursuant to Paragraph 4 of Rule 12g3-2(b), therefore, included herewith.

35

PRESS RELEASE

The new dialysis service at the Institut hospitalier Jacques Cartier in Massy : responding to a vital need in Essonne.

On 10 April the Institut hospitalier Jacques Cartier in Massy opened a dialysis service with 8 places, under the management of the nephrologists, Doctors Assia FERHAT-CARRE and Hung Viet NGUYEN to respond to the needs of Massy and surrounding populations.

Up until now under-equipped with dialysis places, the Essonne department, and more accurately the health sector N° 7 (the Western area of the Essonne department), where the Institute is located, makes up for lost time.

Patients suffering from terminal chronic kidney failure will benefit henceforth from a service adapted to their needs, capable of ensuring three sessions daily (from 7:00am to 11:00pm), Monday to Saturday. This service is capable of receiving 48 patients, men and women of all ages, and provide them with 7 500 sessions per year.

The dialysis service brings together medico-surgical technical facilities regrouping the majority of specialties and in particular :

- a 24hour emergency service, with recognized unit of proximity, reception treatment and orientation of emergencies
- an intensive care service (multi-discipline), with haemodialysis apparatuses
- an important cardio-vascular medico-surgical pole for adults and children, including an operating theatre for heart surgery and two cardio-vascular intensive care units (adult and pediatric)
- an imaging center, comprising, among others, 3 digital angiography apparatuses, including 2 to be used for cardiological examinations.

The technical quality and capacity of the facility allows the realization on site of the diagnosis, treatment and the complete monitoring of pathologies associated with chronic kidney failure, notably cardio-vascular.

Designed around a theme of conviviality with delicate and pastel colors, the service is also very functional. The central nurses station guarantees permanent and optimum surveillance of all the patients.

Everything has been planned to facilitate the life and stay of the patients. Access to the service is possible on the ground floor from the reception. Patients transported by ambulance are brought by elevator directly from the lower ground floor parking level to the entrance to the service.

Due to the reduction in travel time and proximity to the patient's home, the new dialysis service will improve their quality of life.

A facility of the Compagnie Générale de Santé Group, the Institut hospitalier Jacques Cartier was completely restructured in 1996. Each year it receives close to 17 000 patients.

Press Contacts : **Patrick SERRIERE : 01 60 13 60 60**
Doctor NGUYEN : 01 60 13 46 74

PRESS RELEASE

The Institut hospitalier Jacques Cartier, in Massy : Location for the European testing of Innova™2000

The interventional cardiology service of the Institut hospitalier Jacques Cartier becomes the European site for the clinical testing of Innova™2000, a new technique of fully numerical cardio-vascular imaging to serve patients.

Innova™2000 is the first system in the world for cardio-vascular imaging by rays that is fully numerical.

Innova™2000 is a genuine revolution for patients, in terms of safety, quality and comfort in treatment as it allows an exposure that is very low when compared to normal radiation levels.
This medical progress is particularly important for patients at risk or persons suffering from excess weight or from more difficult heart conditions.

Innova™2000 is also an important advancement for the cardiologists. The acquisition of fully numerical data reduces the problems of contrast, significantly improving the quality of the images, thus the accuracy of the cardiac diagnosis. For patients and physicians alike, intervention can occur more rapidly.

Innova™2000 was launched in the United States in March 2000. For the first time, this technological advancement arrives in France, in the Ile de France. The first step of its introduction is a clinical evaluation of 6 to 12 months, carried out with a sample of volunteer patients duly informed of the objectives and advantages of the new technology.

The interventional cardiology service of the Institut hospitalier Jacques Cartier, run by Doctor Marie-Claude Morice has been chosen to validate and develop Innova™2000.
A physician of international renown, Marie-Claude Morice is acknowledged as an expert by the medical community. She is the founder of the Institut Cardio-vasculaire Paris Sud set up in 1995.

The General Electric Group chose the Massy site because of the notoriety of the cardiology pole of the Institute and also for the proximity to its research center in Buc (78). The cardiology pole offers comprehensive patient care from the start of cardio-vascular symptoms, including emergency treatment. Today, the Institute is one of the few private facilities to receive and treat congenital, pre and post natal cardiopathies.
This choice clearly demonstrates the close relationship which exists between General Electric and Générale de Santé, leading European private hospital group.

Press Contacts :

Christine DECARD, Communication Department, Générale de Santé
Tel : 06 15 79 78 44
Patrick SERRIERE, Director of the Institut hospitalier Jacques Cartier
Tel : 06 14 80 40 12

37

01 NOV 15 AM 8:50

November 23, 2000

THE HARTMANN CLINIC JOINS COMPAGNIE GÉNÉRALE DE SANTÉ

The Hartmann clinic, innovatory and exemplary since its establishment in 1904 by Professor Henri Hartmann, eminent cancer specialist, researcher and renowned surgeon, joined Compagnie Générale de Santé on 23 NOVEMBER.
For the Hartmann clinic the purchase means that it shall continue to have at its disposal excellent resources both technically speaking with its first class facilities, and also in terms of personnel with top ranking surgical and medical teams. For Compagnie Générale de Santé, this acquisition is part of its strategy of development by poles of excellence.

The purchase of the Hartmann clinic is a major new step in Compagnie Générale de Santé's strategy, which already integrated the Clairval clinic in Marseille in 1999. The Hartmann clinic, in joining C.G.S, brings together a group of 149 facilities which includes 5 000 partner doctors and surgeons, 12 000 employees and treats more than 1 million patients per year, with a capacity of almost 15 000 beds and places. The purpose of the Hartmann clinic is to become the best cancer treatment clinic in the Paris area.
This objective is evident both from the history of the Hartmann clinic and from the requirements of medical excellence of Compagnie Générale de Santé. The Hartmann clinic is going to be integrated within the Compagnie Générale de Santé network and work in a complementary nature with its other facilities.

Compagnie Générale de Santé, private healthcare service provider, is going to develop the comprehensive health care treatment of the patient at the Hartmann clinic : prevention, early diagnosis, palliative care through to HAD. It is a matter of offering to patients a genuine health service which responds to their expectations and requirements, not only with respect to medical treatment, but also with respect to their comfort, including even the psychological dimension.
Compagnie Générale de Santé is going to benefit from the presence of this pole of excellence in cancer treatment at the Hartmann clinic to add to its other specialties, less important as far as operations are concerned, but just as specilaized technically speaking.

The Hartmann clinic currently employs 120 doctors and 134 medical staff. It has 72 surgery beds, 8 general practice beds, 23 chemotherapy places, 15 outpatient surgery places, i.e. a total of 118 beds and places.
With 1 scanner, 1 MRI, and 3 particle accelerators, the Hartmann clinic is well equipped to treat 8 000 patients annually and to carry out 15 000 chemotherapy sessions.

The Hartmann clinic shall be C.G.S's flagship in cancer treatment in Paris and its suburbs. This purchase shall allow the continuation of the practice of excellence of the private healthcare services group . Daniel BOUR, Chairman and CEO of C.G.S.

Press Contacts : **Anne de DANNE 01 44 14 99 92**
Jean-François BEAU 01 44 14 99 71

This press release cannot be published or distributed in the United States



GÉNÉRALE
DE SANTÉ

Générale de Santé announces its proposed listing on the Premier Marché of Euronext Paris

Paris, May 22, 2001 Générale de Santé, the leading provider of private hospital healthcare services in France and in Europe with total revenues amounting to €885 million in 2000, today announced its intention to conduct an initial public offering in France and list its shares on the Premier Marché of Euronext Paris.

The proceeds from the proposed IPO and listing will allow Générale de Santé to pursue its expansion strategy in France, where 137 out of its 157 facilities are located and where it holds a 10% share of the French private healthcare market, and elsewhere in Europe.
Générale de Santé today has all the advantages necessary to pursue its policy of strategic acquisitions to complete its network of healthcare facilities in France. Between 1998 and the first quarter of 2001, the Group has acquired 16 material facilities. Over the same period, Générale de Santé invested more than € 210 million under its modernization policy to upgrade its existing facilities.
Générale de Santé also wishes to capitalize on its presence and experience in the Southern Europe to seize opportunities for growth in those countries.

Moreover, Générale de Santé intends pursuing its strategy of differentiation by promoting the best standards of quality. This strategy includes, in particular, the development of a Générale de Santé brand.

Daniel Bour, Chairman and CEO of Générale de Santé stated:

"The IPO is the best solution to give us the means to play an active role in the reorganization of the private hospital sector in France and elsewhere in Europe, where we wish to strengthen our position. It will help us increase awareness in the French and European markets and build a "Générale de Santé" brand. It is also tremendous recognition of the strategy followed since 1997, the date of the LMBO. Furthermore, it offers those financial investors who had confidence in us at that time the opportunity to recoup their investment. We hope to be complete the public offering and listing within the next few months."

Press contacts :

Euro RSCG Corporate
Charlotte de Séréville
tel. : 01 41 34 42 02
e-mail : charlotte.de-sereville@eurorscg.fr

GÉNÉRALE DE SANTÉ IN BRIEF

The leading provider of private hospital healthcare services in France and in Europe.

Générale de Santé is the leading provider of private hospital healthcare services in France and in Europe. At the end of March 31, 2001, the Group operated 157 private healthcare facilities, of which 137 are located in France. The Group's facilities in France had a capacity of approximately 12,000 beds and daycare places. The Group has approximately 14,000 employees and 3,000 physicians in private practice in its facilities.

The Group holds 10% of the market share of the private hospital sector in France. Abroad, the Group has operations in Canada, Italy and Portugal. In 2000, Générale de Santé had total revenue of €885 million and EBITDA of €127 million, i.e. a profit margin of 14.35%.

A presence in all the major health areas.

- *Healthcare*, including medicine, surgery, obstetrics and medical imaging, psychiatry, follow-up and rehabilitation care and oncology;
- *Diagnostics*, involving medical analysis conducted in laboratories and medical imaging centers.
- *Dependent Care*, involving care for the elderly and dependent persons;
- *Services,* including catering and cleaning services and other services provided to healthcare facilities within the Group as well as to other private and public hospitals.

In 2000, Générale de Santé provided medical care for over 1 million patients, 185,000 of which were treated on an emergency basis and performed,

- nearly 500,000 operations (of which one third were day surgery patients),
- more than 18,000 births.

A Growth strategy focused on quality.

Founded in 1987 by Compagnie Générale des Eaux, Générale de Santé began its activities in the medicine, surgery and obstetrics sector and rapidly expanded its activities to all other areas of healthcare and dependent care (care for elderly and dependent persons). In 1997, with the withdrawal of Compagnie Générale des Eaux (Vivendi), the European investment fund Cinven acquired 41% of the Group's capital stock through a leveraged management buyout (LMBO). Since 1997, the Group has followed a strategy of internal and external growth and modernization of its network of facilities. Between 1998 and 2000, the Group invested €210 million under its modernization policy to upgrade its existing facilities and acquired 13 material facilities between 1998 and 2000 and completed three material acquisitions of facilities through the first quarter of 2001 alone.

The Group's principal shareholders include Cinven (41%), financial investors (29%), Vivendi (20%) and management (10%).

Not for distribution or transmission into the United States, Canada, Australia or to any US persons


GÉNÉRALE
DE SANTÉ

Listing of Générale de Santé, the leading private hospital operator in both France and Europe, on the Premier Marché of Euronext Paris Indicative price range of 19.1 to 22.3 euros per share

Paris, 5th June 2001 - Générale de Santé, the leading provider of private hospital healthcare services in France and Europe with revenues in 2000 of €885 million, is today launching its initial public offering and listing on the Premier Marché of Euronext Paris.

The transaction will take the form of a capital increase of 8.6 million shares offered to retail and institutional investors and approximately 0.6 million shares reserved for employees (up to a maximum level of €10 million) and the sale of 11.2 million existing shares held by certain shareholders, owners of Générale de Santé following the LMBO led by Cinven in 1997. The total number of shares on offer to investors (including doctors and employees) represents 52.1% of its outstanding share capital and 59.7% post greenshoe.

The global offering will have the following structure:

- Private placement to institutional investors within and outside France (including to US qualified institutional buyers (« QIBS ») via 144A) of 17.4 million shares;
- A retail offering (« OPO ») in France, representing 10% of the total offering or 1.9 million shares;
- An over-allotment option (greenshoe), representing a maximum of 15% of the total offering (approximately 3 million shares) to come from the sale of existing shares;
- An employee offering, representing €10 million or 0.6 million shares, with a discount of 20%, to be held within an employee share ownership plan;
- A tranche reserved for doctors working within Group hospitals, representing €10 million or approximately 0.57 million shares, with a discount of 15%.

Schroder Salomon Smith Barney and ABN AMRO Rothschild are acting as Joint Global Coordinators and bookrunners for the offering .

The indicative price range for subscription to the offer is 19.1 to 22.3 euros per share. Bookbuilding commenced on 4 June and continues until 18 June. The French retail offering will take place between 5-18 June 2001. The fixing of the price and first listing of Générale de Santé on the *Premier Marché* should occur on 19 June 2001 with trading commencing on 20 June 2001.

On the basis of a mid-range share price, the global offering amounts to €419 million, of which €188 million comes from the increase in share capital. On this same basis, the market capitalisation of Générale de Santé would be in the region of €813 million.

Following the listing and before any exercise of over-allotment option, the free float of Générale de Santé will represent 49.1% of the share capital, with employees holding 1.5% and doctors working within Group hospitals 1.4%. Management will continue to retain a significant part of the share capital and the LMBO shareholders, including Cinven, Vivendi and ABN AMRO Capital will hold less than 50%.

***

The issue of new shares is intended to increase the financial flexibility of Générale de Santé by reducing its level of indebtedness. Group net debt, after applying net proceeds from the share capital increase, will be reduced from €542 million to €360 million, of which €253 million is in the form of long term property financing.

Due to the significant reduction in indebtedness, Générale de Santé will be able to accelerate its acquisition policy with the intention to develop further its network of healthcare facilities in France where the Group aims to double its market share in the medium term to 20% of the private hospital sector. Between 1998 and the end of the first quarter of 2001, the Group had made 16 significant acquisitions and invested €210 million in the modernisation and restructuring of its network of healthcare facilities.

Générale de Santé also intends to capitalise on its presence and experience in Southern Europe to take advantage of the growth opportunities that exist in this region.

Furthermore, Générale de Santé will continue its strategy of differentiation by promoting the highest levels of quality. This strategy notably consists of rolling out the Générale de Santé brand to all of its hospitals meeting its required demanding standards.

***

A preliminary prospectus related to this offering has been approved by the French *Commission des Opérations de Bourse* and issued with the visa 01-705 dated 1st June 2001. Copies of this preliminary prospectus are available free of charge at the offices of Générale de Santé, 96 avenue d'Iéna, 75116 Paris, and the two Joint Global Coordinators, Schroder Salomon Smith Barney, 25 rue Balzac, 75008 Paris and ABN AMRO Rothschild, 40 rue de Courcelles, 75008 Paris.

Press Contacts

Euro RSCG Corporate
Charlotte de Séréville
tél. : 01 41 34 42 02
e-mail : charlotte.de-sereville@eurorscg.fr

Générale de Santé in Brief

The leading provider of private hospital healthcare services in France and in Europe.

Générale de Santé is the leading provider of private hospital healthcare services in France. As at the end of March 2001, the Group operated 157 private healthcare facilities, of which 137 were located in France with a capacity of approximately 12,600 beds and day-care beds. The Group has approximately 14,000 employees and 3,000 physicians in private practice in its facilities.

Générale de Santé has a 10% share of the private hospital sector market in France. Abroad, the Group has operations in Canada, Italy and Portugal. For the year ended December 31, 2000, Générale de Santé recorded total revenues of €885 million and EBITDA of €127 million, representing an EBITDA margin of 14.3%.

A presence in all the major health areas.

Générale de Santé offers a variety of hospital healthcare services, including a full range of inpatient and outpatient medical and surgical services. The Group's operations are divided among the following sectors:

- *Healthcare*, including acute care (general medicine, surgery, obstetrics), medical imaging, psychiatry, post-acute care and rehabilitation and oncology;
- *Dependent Care*, involving care for the elderly and dependant persons;
- *Services,* including food and cleaning services and other services provided to healthcare facilities within the Group as well as to other private and public hospitals; and
- *Diagnostics*, involving medical analysis conducted in laboratories.

In 2000, Générale de Santé provided medical care for over 1 million patients, 185,000 of which were provided on an emergency basis. The Group performed nearly 500,000 operations (of which one third were day surgery patients), attended more than 18,000 births and gave radiotherapy treatment to 13,500 patients.

A growth strategy focused on quality.

Founded in 1987 by Compagnie Générale des Eaux, Générale de Santé began its activities in the acute care sector and rapidly expanded its activities to all other areas of healthcare and dependent care. In 1997, Cinven led the leveraged management buyout (LMBO) of the Group following the sale by Compagnie Générale des Eaux (Vivendi).

Since 1997, the Group has followed a strategy of internal and external growth and modernisation of its network of facilities. The Group acquired 13 material facilities between 1998 and 2000 and completed three material acquisitions of facilities in the first quarter of 2001. Over the same period, Générale de Santé invested €210 million to upgrade its existing facilities as part of its modernisation program.

(40)

Not for distribution or transmission into the United States, Canada, Australia or to any US persons



GÉNÉRALE DE SANTÉ

IPO on the Premier Marché of Euronext Paris successfully completed
Shares priced at 20.25 euros
The private placement has been oversubscribed 6.8 times

Paris, 20th June 2001 - Générale de Santé, the leading provider of private hospital healthcare services in France and in Europe with total revenues of EUR 885 million in 2000, today announced its successful listing on the Premier Marché of Euronext Paris.

Following the private placement to institutional investors within and outside France and the retail offering in France which ended on Monday 18th June, the share price has been fixed at 20.25 euros. The total offering of 19,698,960 shares, representing 50.1% of the share capital before greenshoe, amounted to nearly EUR 400 million. In case of exercise of the over-allotment option, which represents a maximum of 15% of the total offering, the total number of shares will amount to 22,676,154, representing nearly EUR 460 million.

The operation was largely subscribed by both French and foreign institutional investors. The private placement which represents a total of 17,729,064 shares has been oversubscribed 6.8 times. International institutional investors represent 83% of the demand.

The retail offering in France which represents 1,969,896 shares or nearly EUR 40 million has been fully subscribed.

The transaction also comprised two reserved offerings for employees and doctors working within the Group hospitals. Around 1,000 doctors subscribed to the reserved offering. The result of the employee offering will be known in a few weeks.

Following the listing and before any exercise of the over-allotment option, the free float of Générale de Santé represents 49.9% of the share capital. In case of exercise of the over-allotment option, the free float will represent 57.5% of the share capital.

The increase in share capital allowed Générale de Santé to raise EUR 174 million, excluding amounts raised from the employee offering. Proceeds from the IPO will enable the Group to reduce its indebtedness and accelerate its growth strategy.

Générale de Santé shares will be traded on the Premier Marché of Euronext Paris from 12.00 p.m. on Wednesday 20th June.

Commenting on the results of the offering, Daniel Bour, Chairman and CEO of Générale de Santé, stated:
« The success of the offering is a tremendous endorsement of the strategy followed by the Group in the past years.
The IPO constitutes a new step in the development of Générale de Santé and will give us the financial means to play an active role in the reorganisation of the private hospital sector in France and in Europe. »

***

A definitive prospectus related to this offering has been approved by the French *Commission des Opérations de Bourse* and issued with the visa 01-857 dated 19th June 2001. Copies of this definitive prospectus are available free of charge at the offices of Générale de Santé, 96 avenue d'Iéna, 75116 Paris, and the two Joint Global Coordinators, Schroder Salomon Smith Barney, 25 rue Balzac, 75008 Paris and ABN AMRO Rothschild, 40 rue de Courcelles, 75008 Paris.

Press contact:

Euro RSCG Corporate
Charlotte de Séréville
tél. : 01 41 34 42 02
e-mail : charlotte.de-sereville@eurorscg.fr


GÉNÉRALE
DE SANTÉ

5th July 2001

GENERALE DE SANTE

IS CONTINUING ITS SELECTIVE ACQUISITIONS POLICY

A few days after floating on the Paris Euronext market, Générale de Santé, the leading network of private hospitals in France and Europe, is reinforcing its network in the Paris region and particularly its presence to the north east of Paris with the acquisition of the Hôpital Privé de l'Est Parisien in Aulnay-sous-bois (93) and the Clinique Générale de Bourgogne in Châlon-sur Saône.

The Hôpital Privé de l'Est Parisien, a multi-disciplinary hospital with 185 beds, is specialised in orthopaedic and digestive surgery, cardiology and pneumology.
Its accident and emergency department received one of the first accreditations as an Emergency Treatment Center in the area and handles almost 12,000 patients per year.
In 2000, it had revenues of 103 million francs (15.7 million euros). It has a high activity development potential as it is located in a fast growing area (almost 300,000 inhabitants).

This acquisition reinforces the Générale de Santé network in the Paris region where most recent acquisitions include the Clinique Sainte Isabelle (72 beds inacute care) and the Clinique Hartmann (113 beds in acute care) in Neuilly-sur-Seine.

Générale de Santé is also expanding its presence in Bourgogne where the group already owns three hospitals. , with the acquisition of 50% of the Clinique Générale de Bourgogne in Châlon-sur Saône, which represents about one hundred beds, mainly in surgery.
This new acquisition will allow Générale de Santé to strengthen the Clinique Sainte-Marie, that it already owns in the area.
After receiving about one hundred beds from the Clinique Générale de Bourgogne, the Clinique Sainte-Marie will reach a capacity of 250 beds.

These acquisitions are a perfect illustration of the selective acquisitions policy followed by Générale de Santé to complete its network of institutions in the same area in order to create centres of excellence and to promote potential synergies between institutions, which will be key factors in increasing sales and profits of the company.

Press Contacts:
Générale de Santé
Haude Bénéteau
Tel: 01 53 23 14 34

Euro RSCG Corporate
Charlotte de Séréville
Tel: 01 41 34 42 02



GÉNÉRALE
DE SANTÉ

(42)

01 NOV 15 AM 8:50

Paris 10 July 2001

GENERALE DE SANTE
HAS JUST CONCLUED A PARTNERSHIP FOR ITS SUBSIDIARY "SERVICES ET SANTÉ" WITH ELIOR

Générale de Santé is reinforcing its partnership with the Elior Group by Eliors decision to take a 38% stake in the capital of Services et Santé company, the subsidiary that specialises in supplying restaurant, telephone, television and in-patient accommodation services in health care establishments. Générale de Santé and its management will retain a 62% stake in Services et Santé.

With a turnover of 55 million euro in 2000, Services et Santé is the market leader in France for supplying sanitary and in-patient care facilities throughout France, where it manages over 150 customer units along with 2,500 suppliers. The company is also well represented as a private supplier and organiser of television, telephone and cafeteria services in the French hospital service where it is responsible for 55 facilities.

The link-up with Elior will enable it to expand its multiservice provision across all healthcare units. This will include patient and staff catering services, running visitor cafeterias, bio-cleaning of equipment, in-patient accommodation and the hire of television sets. There are thirteen private hospital units run jointly by Elior and Services et Santé at present.

The partnership transfer is a perfect illustration of the strategy pursued by Générale de Santé since 1997 of re-focusing on its core activity and the execution of the strategy outlined during its recent IPO on Euronext Paris.

Générale de Santé is the market leader in France in the private hospital sector with a market share of 10%. Abroad, the Group has a presence in Canada, Italy and Portugal. In 2000, consolidated turnover for the Group was 885 million euro. Générale de Santé also operates in all the major areas of health activities, particularly general medicine, surgery and obstetrics but also psychiatry, follow-up treatment and recovery, cancer treatment and radiotherapy. It is also present in diagnostic fields, health centres and health services. The Company has a total workforce of almost 14,000 and about 3,000 private doctors and consultants covering 157 establishments, 137 of which are in France and provide 12,600 hospital beds. In 2000, Générale de Santé supervised the service of over one million patients.

Press Officer:

Générale de Santé
Haude Bénéteau
Tel: +33 (0) 1 53 23 14 34

Euro RSCG Corporate
Charlotte de Séréville
Tel: +33 (0) 1 41 34 42 02

the U.S. Securities Act of 1933, as amended. Générale de Santé does not intend to register any securities in the United States or to conduct a public offering of securities in the United States.



GÉNÉRALE
DE SANTÉ

(43)

01 AUG 16 8:57

Paris 9 August 2001

PRESS RELEASE

REVENUES 1ST HALF 2001 IN LINE WITH FORECASTS

In Millions €	1ST Half 2001	1ST Half 2000	Change
Revenues	484	467	+ 3.6%

In the first half of 2001 the revenues of Génerale de Santé totalled 484 M€, an increase of 3.6% over the second half of 2000. This increase is broken down as follows:

Organic *	+ 4.3%
Acquisitions	+ 8.7%
Disposals	- 7.6%
Prior year VAT adjustments	- 1.8%
Total increase in revenues	+ 3.6%

* like for like basis and before prior year adjustments.

Génerale de Santé has pursued its acquisition strategy while also maintaining its level of organic growth. Recent acquisitions are expected to contribute to an acceleration of growth in the second half. The forecast for revenue growth for the whole year now exceeds 10%. However, as previously indicated, the growth in operating results for the whole year will be lower than the growth in revenues because of the overall salary increases granted to personnel, in particular nursing staff, in the private hospital sector.

Listed on the "Premier Marché" of Euronext Paris since June 2001, Générale de Santé is the market leader in France in the private hospital sector with a market share of 10%. Abroad, the Group has a presence in Canada, Italy and Portugal. Générale de Santé also operates in all the major areas of health activities, particularly those of general medicine, surgery and obstetrics but also psychiatry, follow-up treatment and recovery, cancer treatment and radiotherapy. It is also present in diagnostic fields, health centres and as a service industry. The Company has a total workforce of almost 14,000 and about 3,000 private doctors and consultants covering 157 establishments, 137 of which are in France and can provide 12,600 hospital beds and care. In 2000, Générale de Santé supervised the service of over one million patients.

Code Sicovam 4447
The half year results will be published on Tuesday October 2nd.

Générale de Santé
Robert Marion
Tel: +33 (0) 1 53 23 14 14

Euro RSCG Omnium
Emilie Megel
Tel: +33 (0) 1 41 34 38 80

(44)

01 NOV 15 8:52

PRESS RELEASE

CROIX ROUGE FRANCAISE AND GENERALE DE SANTE PARTNERS FOR NURSING-STAFF TRAINING

The lack of Nursing-staff, scancity, has been a concern shared by all actors of the health sector for these last 10 years. It is estimated that, at least, 8000 nursing jobs are vacant, situation which should be worsening with the reduction in weekly working hours, in the public sector hospitals.

Croix Rouge Fançaise predominant, non profit making health organisation and **Générale de Santé,** european main private hospital network have entered into a partnership on october. 4. 2001 in order to develop and strengthen the training of nursing-staff.

Croix Rouge Française which manages 33 institutes for nursing teaching with an average success diploma of 95% has decided to straightly cooperate with **Générale de Santé**, in order to provide its students with pedagogic continuous support and enable graduates to get employed within **Générale de Santé** private hospitals.

Générale de Santé, under this agreement, with its 15 000 staff spread over 160 private hospitals permanently will develop training programs in straight cooperation with **Croix Rouge Française**, consequently allowing **Générale de Santé** to significantly increase its recruitment resources in nursing.

As a compensation, **Générale de Santé** will grant **Croix Rouge Française** with the corresponding training taxes, a significant participation in the 5% resources of the training taxes of the **Croix Rouge Française** schools. This will enable **Croix Rouge Française** to improve its training activity allowing the modernization of its training potential.

A common follow up national committee between **Croix Rouge Française** and **Générale de Santé** is in charge to control, through regional committees, the application of this convention and to set up improvements to the training process of both partners.

GÉNÉRALE DE • SANTÉ

45

PRESS RELEASE

2001 First Half

Strong organic growth

Increase in personnel charges impacted results

Outlook :
- **2001 results : stable on a reported basis, to grow on a like for like basis**
- **Sustained acquisition program**
- **2002: Good visibility despite healthcare staff shortages in France**

Paris, 1 October 2001 – Today, Générale de Santé, the leading private hospital network in France and in Europe, announced consolidated results for the first half of 2001.

Key figures*

In EUR million	Actual figures		Comparable figures**	
	H1-2001	H1-2000	H1-2001	H1-2000
Revenues	484.2	466.0	448.2	421.5
EBITDA	64.6	78.3	62.6	64.5
Net income (before goodwill amortisation)	17.9	26.2	16.6	17.2
Net income	14.6	23.8	13.3	14.8

See appendix for detailed income statement
***Excluding impact of acquisitions, disposals, VAT reclaims and employee share subscription.*

Strong organic growth

Revenues for the first half of 2001 were up appreciably on the prior year period. Organic growth totalled 5.7% and acquisitions contributed an additional 7.4% increase. After strategic disposals and prior-year VAT adjustments, revenues advanced 3.9%.

Increase in personnel charges impacted results

The first half 2001 published earnings include important changes in perimeter due to disposals since the end of the first half 2000. Therefore, compared with first half 2000, only the results on a comparable basis are therefore significant. They have been restated for the impact of acquisitions, disposals, VAT reclaims and employee share subscription.

Générale de Santé continued its proactive personnel policy. During the second half of 2000 salary increases had been instituted. They were compensated for only as from 1 May 2001, when the rise in tariffs for healthcare services came into effect.

Générale de Santé
83, avenue Marceau . F75783 Paris . Cedex 16
Tél : +33 (0)1 53 23 14 14 . Fax : +33 (0)1 47 23 61 11
Siège social : 96, avenue d'Iéna . F75116 Paris
S.A. au capital de 29 005 200 €. RCS Paris 383 699 048

GÉNÉRALE
DE • SANTÉ

The salary adjustments agreed by the group during the negotiations which ended in late June 2001 and which were applied retroactive to 1 May were higher than the company's initial estimates made at the time of its IPO. Today, salaries paid to nurses working for the Group are at about the same level as those paid by public hospitals.

While these salary increases directly affected reported EBITDA, comparable EBITDA only declined only 2.9% compared with the first half of 2000.

It should be highlighted that comparison with first half 2000 includes the effect of the implementation of 35-hour workweek ("35 heures") which became wholly effective during second half 2000.

Total operating costs as a percentage of revenues, excluding prior-year VAT adjustments, remained the same as in FY 2000.

On a comparable basis and before goodwill amortisation, net income is almost identical to the same period in 2000 : it only decreases 0.6 million euros and is directly related to EBITDA decrease.

Outlook

2001 results : stable on a reported basis, to grow on a like for like basis

Business volumes are progressing satisfactorily. The increase in tariffs for healthcare services instituted on 1 May will produce a positive impact for the second-half 2001. Earnings for the full year should be stable by comparison with last year's. On a comparable basis, earnings will be higher.

Acquisition program to continue

During the first half, Générale de Santé made numerous acquisitions – Clinique Saint Isabelle in Neuilly-sur-Seine; Clinique Saint Joseph in Fougères; Clinique Générale de Bourgogne in Saint Rémy; controlling interest in the IRM Hartmann in Neuilly-sur-Seine. It also increased its stakes in Generimed and the Clinique Kennedy in Montélimar.

Since 1 July 2001, this program has been supplemented by the acquisition of Clinique d'Aulnay-sous-Bois, Centre Hospitalier Privé Beauregard and the purchase of an interest in the Mieux Vivre group.

In 2002, Générale de Santé expects these acquisitions in aggregate to contribute more than 100 million euros in additional revenues. They will also gradually help to improve earnings.

Following its successful IPO, which raised 180 million euros including the offering to employees, Générale de Santé has reduced its debt. The group has substantial funds to finance its acquisition program.

Générale de Santé plans selectively to pursue its acquisition program, both in France and abroad.

GÉNÉRALE DE • SANTÉ

Good visibility on 2002 despite healthcare staff shortages in France

The French hospital sector will continue to be characterised by a shortage of healthcare personnel and by the impact of the implementation of the 35-hour workweek ("35 heures").

The group is confident in its capacity to:

- Generate annual organic revenue growth at over 5% and external growth of around 6% for the full year; already achieved based on the acquisitions made.
- Face the healthcare staff shortages.
- Maintain stringent control over other operating expenses, mainly through savings that will gradually be generated by its purchase centralisation.

Third quarter revenues will be announced on Thursday, November 15, 2001.

Full year 2001 results will be announced at the end of March 2002.

Générale de Santé has been listed on the "Premier Marché" of Euronext Paris since June 2001 and is part of the Next 150 index. It is the market leader in France in the private hospital sector with a market share of 10%. Abroad, the Group is active in Canada, Italy and Portugal.

Générale de Santé also operates in all the major healthcare activities which include acute care, psychiatry, rehabilitation and oncology, diagnostics, dependant care and services. The Company has over 14,000 employees and over 3,000 private doctors. The Group is composed of 157 establishments, 137 of them in France representing a capacity of 12,600 hospital beds. In 2000, Générale de Santé serviced over one million patients.

Sicovam code: 4447

GÉNÉRALE
DE • SANTÉ

Conference Call Invitation

Daniel Bour, Chairman and Robert Marion, Chief Financial Officer, will address Générale de Santé institutional investors to present the Company's 2001 Interim Results.

The call details are as follows:

DATE:	Tuesday, 2nd October 2001
TIME:	14h15 – Paris Time 13h15 – UK time 08h15 – US (East Coast Time)
CALL NUMBER - EUROPE:	Dial-in: + 44 (0)20 8515 2331 Replay: + 44 (0)20 8797 2499 Pin: 118013#
CALL NUMBER - US:	Dial-in: + (1) 888 571 5411 Replay: + (1) 800 456 4943 Pin: 143581#
AGENDA:	Presentation Question and Answer Session

If you are unable to participate, you will be able to hear a recording of the Conference Call until end of business day, Tuesday, 9th October 2001.
The conference call presentation will be available on Générale de Santé website: http://62.23.9.82/generale-de-sante

Contacts:

Press contact:
Générale de Santé
Haude Bénéteau
Tel: + 33 (0) 1 53 23 14 34

Investor relations contact:
FINEO
Anne Guimard
Tel: + 33 (0) 1 45 72 20 96

Attachment: Reported income statement – H1-2001

GÉNÉRALE DE • SANTÉ

Income statement

In EUR million	H1 2001	H1 2000	% change actual
Revenues	**484.2**	**466.0**	**+ 3.9**
Personnel Costs	(225.3)	(205.0)	+ 9.9
Purchases	(82.9)	(79.6)	+ 4.1
External Charges	(63.0)	(58.0)	+ 8.6
Taxes & other operating expenses	(26.1)	(26.2)	- 0.4
EBITDAR	**86.9**	**97.2**	**- 10.6**
Rentals	(22.3)	(18.9)	
EBITDA	**64.6**	**78.3**	**- 17.5**
Depreciation	(28.3)	(27.4)	
Operating income	**36.3**	**50.9**	**- 28.7**
Non-recurring items	13.1	15.3	
EBITA	**49.4**	**66.2**	**- 25.4**
Net Interest Expense	(17.8)	(20.9)	-14.8
Earnings before Tax	**31.6**	**45.3**	**- 30.2**
Income Tax	(11.4)	(15.9)	- 28.3
Amortisation of Goodwill	(3.3)	(2.4)	+ 37.5
Minority Interests	(2.3)	(3.2)	- 28.1
Net income	**14.6**	**23.8**	**- 38.7**

Générale de Santé
83, avenue Marceau . F75783 Paris . Cedex 16
Tél : +33 (0)1 53 23 14 14 . Fax : +33 (0)1 47 23 61 11
Siège social : 96, avenue d'Iéna . F75116 Paris
S.A. au capital de 29 005 200 € . RCS Paris 383 699 048



GÉNÉRALE DE SANTÉ

Half Year Results 2001

Daniel Bour
Chairman - CEO

Robert Marion
CFO

Paris - October 1 st 2001

Introduction (1)

- ***Half year 2001:***
  - Strong organic growth : **+ 5.7 %** higher than the market
  - Increase in personnel charges impact results
- ***2001 Outlook:***
  - Good visibility for H2 2001

    - strong activity

    - effect of tariff increases
  - 2001 results in line with 2000 results
  - At constant perimeter, 2001 results will increase compared to 2000

Introduction (2)

- ***Success of acquisition program***
  - 2001 program ahead of objectives
  - In line with investment criteria
  - More acquisition opportunities
- ***Good prospects for 2002***
  - Increase in volume and tariffs
  - External growth including international
  - Proactive personnel policy
  - Increase in purchase centralisation
- ***Strategy set out at IPO confirmed***


GÉNÉRALE
DE · SANTÉ

Half Year Results - Key figures

In € million	Actual figures			Comparable figures*		
	H1 2001	H1 2000	Change	H1 2001	H1 2000	Change
Revenues	**484.2**	466.0	+18.2	**448.2**	421.5	+26.7
EBITDA	**64.6**	78.3	-13.7	**62.6**	64.5	-1.9
EBIT before non-recurring items	**36.3**	50.9	-14.6	--	--	--
Non-recurring items	**13.1**	15.3	-2.2	--	--	--
Net Interest Expense	**(17.8)**	(20.9)	-3.1	--	--	--
Net Income before amortisation of goodwill	**17.9**	26.2	-8.3	**16.6**	17.2	-0.6
Net Income	**14.6**	23.8	-9.2	**13.3**	14.8	-1.5

*** Excluding impact of acquisitions, disposals, VAT reclaims and employee share subscription**


GÉNÉRALE DE SANTÉ

Revenues

In ⊙ million	H1 2001		H1 2000
Revenues	**484.2**	+ 3.9%	466.0

Organic growth	+ 5.7%
Acquisitions	+ 7.4%
Disposals	- 7.6%
VAT adjustment for previous periods	- 1.6%


GÉNÉRALE
DE SANTÉ

EBITDA

In ⊙ million	H1 2001		H1 2000
Reported EBITDA	**64.6**	- 17.5%	78.3
Comparable EBITDA	**62.6**	- 2.9%	64.5
		- 2.4%	
Organic growth		+ 2.5%	
Acquisitions		- 7.5%	
Disposals		- 8.1%	
VAT adjustment for previous periods		- 2.0%	
Subsidy for employee share subscription			


GÉNÉRALE DE SANTÉ

Evolution of Group Cost structure


% of revenues excluding VAT reclaims
S1 2001
S1 2000
2000
46.4
44.9
46.2
30.2
30.1
30.6
4.6
4.1
4.4
5.4
5.7
5.1
Personnel Costs Excluding impact from ESP
Purchases & External Charges
Rentals
Taxes

GÉNÉRALE DE SANTÉ

Increase in personnel costs in 2001

- ***Salary negotiations at 30 June 2001 :***
  - 1% increase compared to IPO estimate
  - Retroactive effect to 1st May 2001
- ***"35 heures" Impact on total staff numbers***
- ***Impact of employee share subscription***


GÉNÉRALE DE · SANTÉ

Cash Flow Statement (Excluding financing flows)

In ⊙ million	**H1 2001**	**Year 2000**
EBITDA	**64.6**	126.9
Operating Cash flow *	**39.1**	106.4
Purchase of fixed assets	**(31.5)**	(62.9)
Financial investments	**(9.9)**	(25.6)
Sales of subsidiaries	**22.3**	29.1
Investing Activities Net Cash Outflow	**(19.1)**	**(59.4)**
Net Cash flow	**20.0**	47.0

*** After interest expense and income tax**


GÉNÉRALE
DE - SANTÉ

Evolution of Net Debt

In ⊙ million	06/30/2001	12/31/2000
Institutional Loan Stock	**27**	231
Senior Bank debt		
Tranche A	**85**	--
Tranche B	**37**	--
Credit agreement	**--**	79
Credit Bail	**242**	253
Other debt	**18**	21
Cash	**(40)**	(42)
Total Net Debt	**369**	542

H2 2001- Outlook

- *Full benefit from the increase in Tariffs (2001 May 1st)*
- *Growth in volumes*
- *Stability of salaries compared to 30 june 2001*
- *H2 2001 cost ratio in line with Y2000*
- *Sustained acquisitions program*


GÉNÉRALE
DE SANTÉ

Hospital Sector Environment

- *Acute shortage of nurses and paramedical staff*
- *Impact of « 35 heures » in the public sector*
- *Evolution of tariffs will partially reflect previous personnel cost increases*
- *More opportunities for acquisitions*

2002- Outlook

- ***Organic growth : > 5%***
- ***External growth : > 5-6%***
  - based on acquisitions already made as at 30 June 2001
- ***Evolution of personnel costs in line with the organic growth***
- ***Strict control of other operating charges***


GÉNÉRALE
DE · SANTÉ

Strategy confirmed [1]

Accelerated growth

- ***Organic growth***
  - Increase market share:
    ensure highest level of quality, leverage brand reputation
- ***External growth***
  - Selective acquisitions in France
  - Assessing international opportunities


GÉNÉRALE
DE - SANTÉ

Strategy confirmed (2)

Contributions from recent acquisitions

- ***Revenues 2002 : more than 100 M⊙***

Since IPO (June 2001)

Kennedy	*Generimed - Home care*
Hartmann	*IRM Hartmann - Diagnostics*
Les Chenes & Chatenay	*Bourgogne (50%) - Acute Care*
Fougères	*Aulnay - Acute Care*
Sainte Isabelle	*Beauregard - Acute Care*
Mieux Vivre (50%)	

Strategy confirmed (3)

Optimise Network

- *Internal restructuring*
- *Regrouping of clinics*
- *Exploiting operational synergies*
- *Centralising key functions*
- *Purchase centralising*

Générale de Santé : first class assets

- ***Private hospitals leader in France***
  - 157 hospitals incl. 137 in France and more than 1 million patients in 2000
  - 14 000 employees and 3 500 doctors
- ***A brand « Générale de Santé » of reference and quality***
  - a partner for health authorities and doctors
  - full range of healthcare services
- ***Strong results outlook for 2002***
- ***Strong organic and external growth potential***



GÉNÉRALE DE SANTÉ

Appendices

Revenues by Division

In ⊙ million	H1 2001	H1 2000	% change actual	% change like for like
Acute Care	331.4	331.3	+ 6.5%	+ 4.8%
Psychiatry	27.0	25.5	+5.9%	- 2.0%
Rehabilitation	24.5	23.0	+ 6.5%	+ 5.2%
Oncology	12.5	9.6	+ 30.2%	+ 20.8%
Dependant Care	40.1	31.3	+ 28.1%	+ 9.6%
Diagnostics	9.0	31.1	- 71.1%	+ 2.3%
Services	30.2	25.8	+ 17.1%	+ 17.1%
Internationnal	14.8	13.3	+ 11.3%	+ 11.3%
Intra-Group	(5.3)	(4.9)	+ 8.2%	+ 8.2%
Total	**484.2**	**466.0**	**+ 3.9%**	**+ 5.7%**


GÉNÉRALE
DE · SANTÉ

EBITDA* by division

In ⊙ million	*H*1 2001	EBITDA margin	H1 2000	EBITDA margin
Acute Care	44.0	14.3%	44.8	15.3%
Psychiatry	3.6	14.7%	4.7	18.8%
Rehabilitation	3.9	16.6%	4.1	18.4%
Oncology	1.4	13.0%	1.2	13.6%
Dependant Care	6.3	18.4%	5.6	17.9%
Diagnostics	1.1	13.4%	1.2	16.0%
Services	3.2	10.6%	3.2	12.4%
Internationnal	1.7	11.5%	1.7	12.8%
Holding & Head Office	(2.6)	-49.1%	(2.0)	- 40.8%
Total	**62.6**	**14.0%**	**64.5**	**15.3%**

* Comparable basis

Income Statement

In ⊙ million	H1 2001	H1 2000	% change actual
Revenues	484.2	466.0	+ 3.9%
Personnel Costs	(225.3)	(205.0)	+ 9.9%
Purchases	(82.9)	(79.6)	+ 4.1%
External Charges	(63.0)	(58.0)	+ 8.6%
Taxes & other operating expenses	(26.1)	(26.2)	- 0.4%
EBITDAR	86.9	97.2	- 10.6%
Rentals	(22.3)	(18.9)	
EBITDA	64.6	78.3	- 17.5%
Depreciation	(28.3)	(27.4)	
Operating Income	36.3	50.9	- 28.7%
Non-recurring items	13.1	15.3	
EBITA	49.4	66.2	- 25.4%
Net Interest Expense	(17.8)	(20.9)	- 14.8%
Earnings before Tax	31.6	45.3	- 30.2%
Income Tax	(11.4)	(15.9)	- 28.3%
Amortisation of Goodwill	(3.3)	(2.4)	+ 37.5%
Minority Interests	(2.3)	(3.2)	- 28.1%
Net income	**14.6**	**23.8**	**- 38.7%**


GÉNÉRALE DE SANTÉ

Cash flow Statement

In ⊙ million	**H1 2001**	Year 2000
EBITDA	**64.6**	126.9
Non cash items including provisions	**(1.4)**	2.4
Change in net working capital	**(6.7)**	16.0
Non-operating expenses	**(0.4)**	(6.6)
Taxation	**(7.0)**	(4.8)
Change in other debts	**0.1**	(3.8)
Interest paid	**(9.6)**	(23.7)
Dividends paid (Minorities)	**(0.5)**	--
Cash flow	**39.1**	106.4
Purchases of fixed assets	**(31.5)**	(62.9)
Financial Investments	**(9.9)**	(25.6)
Sales of subsidiaries	**22.3**	29.1
Investing Activities Net Cash Outflow	**(19.1)**	(59.4)
Net Cash flow	**20.0**	**47.0**


GÉNÉRALE
DE SANTÉ

Balance sheet

In ⊙ million	**06.30.2001**	12.31.2000
Goodwill	**109**	102
Property & Equipment	**581**	574
Long Term Investments	**23**	23
Net deferred tax	**12**	16
Working Capital	**(46)**	(58)
Cash	**40**	42
Debt	**(409)**	(584)
Provisions	**(50)**	(50)
Net Assets	**260**	65
Equity	**235**	47
Minorities	**25**	18
Net equity	**260**	**65**

GÉNÉRALE DE SANTÉ

Shareholding Structure post IPO

	% of capital
Santé Luxembourg	39.5%
Société Civile des Salariés	5.6%
Employees	0.9%
Doctors	0.5%
Management	0.2%
Public	53.3%
Total	100.0%

	Estimated % public / country
U.K	36.0%
U.S.A	23.5%
France	19.6%
Germany	6.9%
Spain	4.5%
Italy	4.1%
ROW	5.4%
Total	100.0%


GÉNÉRALE DE SANTÉ



GÉNÉRALE DE SANTÉ

(46)

01 NOV 15 AM 8:01

Paris, October 10th 2001

PRESS RELEASE

THE CHP BEAUREGARD

2nd PRIVATE HOSPITAL IN MARSEILLES

ENTERS THE GENERALE DE SANTE GROUP

WHICH COMPLETE ITS NETWORK IN MARSEILLES
WITH THE CHP CLAIRVAL AND THE CLINIQUES MONTICELLI AND SAINT BARNABE

Following the acquisition last July of Hôpital Privé de l'Est Parisien in Aulnay sous Bois (dept 93), Générale de Santé continues its growth strategy by taking the control of Centre Hospitalier Privé Beauregard, 2nd largest private hospital in Marseilles, France.

Générale de Santé and Sud Santé network (including charity private hospitals Group Ambroise Paré and Hospital Paul Desbief), have decided to merge. This transaction was confirmed by the creation of a single holding company, Provence Santé (of which Générale de Santé holds 60% of the capital), combining both structures.

With this alliance, Générale de Santé increases its presence in the Provence Alpes Côte d'Azur region where it now has 11 hospitals, 8 of which are for Acute Care. There, 1,600 employees care for 65,000 patients hospitalized each year.
The Group thus carries on with its strategy of creating poles of excellence at CHP Beauregard in the north of Marseilles (373 beds) and CHP Clairval in the south of the city (369 beds, of which 52 are in neurosurgery).

This preeminent cardiology center performs over 6,000 coronarographic and angioplastic examinations and 600 open-heart operations annually. CHP Clairval and Beauregard also perform 3,500 births each year, making it the largest private maternity hospital in France. Each year, over 10,000 patients are treated in CHP Beauregard's certified UPATOU (Emergency Unit for local patients).
The combined oncology activities of the two hospitals constitute the largest private oncology center in France with 27 outpatient chemotherapy machines (10,000 days of chemo-courses per year) and a cancer screening center for women which specializes in mastology.
Combining these two entities will give patients access to 2 scanners, 1 MRI, 2 gamma cameras, 4 digitized angiography machines, 6 linear accelerators and 1 hyperbaric chamber.

Listed on the Euronext Paris primary market since June 2001, Générale de Santé is the market leader in France in the private hospital sector with a 10% market share. The Group is also present in Canada, Italy and Portugal.
Générale de Santé is present in all major health-related sectors: care activities mainly in Medicine, Surgery and Obstetrics as well as psychiatry, rehabilitation, re-adaptation and oncology-radiotherapy. It covers also diagnostic fields, health centres and is a service industry. The Group employs almost 15,000 employees and 3,500 private doctors and consultants in 160 hospitals, 140 of which are in France and can provide 13,260 hospital beds and care. In 2000, Générale de Santé welcomed the service of over one million patients.

Press Contact
Haude Bénéteau
+33 1 53 23 14 34



GÉNÉRALE DE SANTÉ

47

Friday 26th October

PRESS RELEASE

PUBLIC/PRIVATE PARTNERSHIP CREATES A NEW RADIOTHERAPY CENTRE AT MELUN (Paris Area)

For the first time ever in France, a public health authority is working in partnership with two private companies to create one of the country's most advanced radiotherapy centre for treatment of cancer.

The ***Centre Hospitalier Marc Jacquet*** and ***Clinique Saint Jean*** at Melun came together with the ***Centre de Radiothérapie de Ris Orangis*** (operated by *Généridis*, the cancer therapy subsidiary of *Générale de Santé*) to set up a healthcare partnership group called the ***Groupement Melunais de Radiothérapie (GMR)*** on a single site in the Melun region, south of rivers Seine and Marne.

- The *Centre Hospitalier Marc Jacquet*, which offers 670 beds and employs 192 doctors, has brought the authorisations for the required equipment and has detached its own staff;
- The 145-bed *Clinique Saint-Jean*, specialised in surgery, oncology and obstetrics has built the *Groupement Melunais de Radiothérapie* on its own lot.
- *Généridis*, which operates 13 radiotherapy centres, has supplied the major equipment and technology skills and will manage the centre on a daily basis.

Just three years after the agreement was signed, the GMR opened officially on Saturday, October the 20th at a ceremony attended by Mr **Coudreau**, Director of the *Agence Régionale d'Hospitalisation d'Ile de France*, Mr **Carassus**, Deputy Mayor of Vaux le Pénil and Mr **Marinelli**, Mayor of Melun.

The objectives of the new healthcare grouping are:

- To set up shared design, development and operations of radiotherapy equipment by all three partners for the benefit both of inpatients and outpatients.
- to provide basic and advanced training for medical, paramedical, technical and administrative staff, as well as for other professionals and users of the jointly exploited equipment.

- to involve hospital and private practitioners in co-ordinated healthcare teams to ensure that the new centre meets the SROSS (Regional Health and Social Security Organisational Scheme) priorities for the period 1999-2004. The centre's practitioners already attend he future RESOMED body, which will be the first cancerology network in the Ile de France region.
  Furthermore, MD's participation in the multidisciplinary clinical cancerology consultation group, which has been bringing all the region's practitioners together since 1998, ensures effective local co-ordination between all those involved.

For professionals in cancerology, this public/private partnership represents a vital element in the delivery of complementary and multidisciplinary healthcare within the region, whilst providing the opportunity to deliver a high quality patient's care management.
The first radiotherapy equipment is ready for use immediately and the waiting list is growing. It is therefore essential that a second one is provided as quickly as possible and the *Groupement Melunais de Radiothérapie* has already requested its authorisation.

Press Contacts
CH Marc Jacquet
Jean-Philippe Gaussens
Tel.: 01 64 71 61 83
Jean-philippe.gaussens@ch-melun.fr

Clinique Saint Jean
Docteur Pierre Braud
Tel.: 01 64 14 30 00
pierre.braud@wanadoo.fr

Généridis
Benoît Dumont
Tel.: 01 55 46 90 10
b.dumont@gsante.fr

GÉNÉRALE DE • SANTÉ

48

PRESS RELEASE

NINE MONTHS REVENUES UP 7.8%

Organic growth above target, sustained contribution from acquisitions

In millions of euros	**Cumulative Nine months 2001**	**Cumulative Nine months 2000**	**Change**	
Revenues	705	654	51	+ 7.8%

Paris, November 12, 2001 : For the nine months ended September 30, 2001, GENERALE DE SANTE, the leading private hospital network in France and in Europe, generated consolidated revenues of 705 million euros, against 654 million euros for the comparable period in 2000. This 7.8% increase can be broken down as follows:

	In millions of euros	% Change compared to September 30, 2001
Organic growth (excluding VAT reclaims on previous fiscal years)	40	6.1%
External growth (Acquisitions)	55	8.3%
Disposals	-37	-5.6%
VAT reclaims on previous fiscal years	-7	-1.0%
TOTAL CHANGE	51	+7.8%

GENERALE DE SANTE shows sustained growth, up 7.8% compared to the first nine months of the previous year. During the third quarter 2001, organic growth accelerated and every business segment of the Group continues to enjoy a high level of volumes for this time of the year.

The additional growth brought by the acquisitions also strengthens the Group's outlook.

Furthermore, the protests launched by private hospitals and doctors, which were initiated earlier this month, have made it possible to obtain from the public authorities a specific financial package dedicated to the private hospital sector. This package will come on top of the 2002 budget that is currently being approved. It is estimated at about 1.2 billion French francs (or 183 million euros) and should be recurrent. This amount corresponds to 2.5% of the amount that the Social Security system pays to the private hospital sector every year. At this stage, GENERALE DE SANTE does not know how the said funds will be distributed. The Group, however, believes that this agreement can only be positive for the entire private hospital sector, starting from 2002.

This movement caused several clinics of the Group to temporarily stop their activities for a few days. However, the impact on the results of 2001 will be marginal.


GÉNÉRALE
DE • SANTÉ

For the full year 2001, GENERALE DE SANTE confirms that, in spite of the increase in revenues in the course of the first nine months, earnings for the full year should be stable compared to last year's. This reflects the overall increase in personnel costs, especially for nurses, and the cost of implementing the 35-hour week within the Group.

Générale de Santé is listed on the "Premier Marché" of Euronext Paris since June 2001 and is part of the Next 150 index. It is the market leader in France in the private hospital sector with a market share of 10%. Abroad, the Group is active in Canada, Italy and Portugal.

Générale de Santé operates in all the major healthcare activities, which include acute care, psychiatry, rehabilitation and oncology, diagnostics, dependant care and services. The Company has over 15,000 employees and over 3,500 private doctors. The Group is composed of 160 establishments, 140 of them in France representing a capacity of 13 260 hospital beds and dialysis places. In 2000, Générale de Santé serviced over one million patients.

Sicovam code: 4447

Internet : www.generale-de-sante.fr

Contact
Press
Générale de Santé
Haude Bénéteau
Tel. + 33 1 53 23 14 34

Contact
Investor Relations
FINEO
Anne Guimard
Tél. + 33 1 45 72 20 96

Revenues for the fourth quarter 2001 will be published around February 15, 2002. Full year 2001 results will be released around March 15, 2002.



Paris, November 23, 2001

Further external growth: acquisition of the Clinique de Chenôve (Dijon)

Générale de Santé, the leading private hospital network in France and in Europe, has acquired the Clinique de Chenôve from the Clininvest group.

Located near Dijon, in the Burgundy region of France, the Clinique de Chenôve is a licensed private establishment of care in Acute Care, with a capacity of 148 beds and dialysis places.

This operation fits in with Générale de Santé's external growth strategy:

- At the geographical level, it strengthens its regional centers of expertise. The Group now has seven establishments in Burgundy, including five in Acute Care and two in Rehabilitation.
- Within the framework of development of centres of excellence, it will optimize the offer of care in the Dijon area. The maternity of the Clinique de Chenôve is the second largest in the Dijon area, with more than 1,100 births per year. In addition, the establishment has a reputable surgical activity, in particular around two domains of expertise in orthopedics and ENT surgery. The service of Medicine is renowned for its pneumology and gastro-enterology diagnostics, as well as in endocrinology.

True to its policy of selective acquisitions, Générale de Santé thus consolidates its presence in a key region, with a global offer of health in an integrated network of care services.

Press contact:
Générale de Santé
Communication
Haude Bénéteau
tél : +33 1 53 23 14 34
h.beneteau@gsante.fr

Investor Relations FINEO
Anne Guimard
Tél : + 33 1 53 23 17 18 / + 33 1 45 72 20 96
generale-de-sante@fineo.com